
10015561

e-KONG Group Limited

Annual Report 2009

Stock Code: 524

We are together


e-K港NG

Corporate Information

Board of Directors

Executive Directors
Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Directors
William Bruce Hicks
Ye Fengping

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditor
Mazars CPA Limited
Certified Public Accountants

Legal Advisers
Deacons
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website
www.e-kong.com

Principal Share Registrar
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong
Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Table of Contents

Financial Highlights

	2009	2008	
	HK$'000	*HK$'000*	% change
Turnover	**797,852**	786,997	+1%
EBITDA	**25,610**	23,236	+10%
Net Assets	**200,322**	180,421	+11%
Cash and Bank Balances	**197,426**	177,173	+11%


Turnover
(HK$'000)
795,252
786,997
797,852
800,000
400,000
0
2007
2008
2009


EBITDA
(HK$'000)
80,000
65,673
40,000
23,236
25,610
0
2007
2008
2009


Net Assets
(HK$'000)
250,000
224,490
200,322
180,421
125,000
0
2007
2008
2009


Cash and Bank Balances
(HK$'000)
197,426
181,662
177,173
200,000
100,000
0
2007
2008
2009

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York Mellon (Ticker Symbol: EKONY).

The Group's key operating business ZONE, currently having operations in the United States, China, Hong Kong and Singapore, provides a diverse range of voice and data services and IT solutions, utilising the latest technology platform and state-of-the-art network facilities that offer customers a variety of features and value-added services tailor-made to suit their needs while empowering them with tools and functionalities to manage their requirements.

Chairman's Statement

While 2009 would be considered by most as a very difficult year, in many ways it has been a year of breakthrough as the Group faced up to the ongoing challenges head-on and came out of the tough global economic situation much stronger and more resilient.

During the fourth quarter of 2008 and in the first half of 2009, while actively building and transforming our core ZONE businesses, the Group also had to undertake several short-term business and operational initiatives to adjust quickly to the volatile market conditions. We took measures to optimise the use of the Group's existing assets, maintain operating margins, improve the efficiency of our business and bolster our financial strength. For the full year of 2009, the Group delivered an all-time high turnover, better EBITDA results and a return to profitability, demonstrating the success of our strategy to focus on balancing revenue growth with cash and capital preservation while maintaining business margins.

While the worst of the economic turmoil may be behind us and the macroeconomic conditions have steadily recovered, we are always mindful of other industry-specific challenges ahead of us as we continue to implement our strategy to ensure long-term sustainability of the businesses and an equitable shareholders' return on investment. In particular, the market for commodity-type voice products remains highly competitive. Instead of competing solely on price, ZONE focuses on building deeper relationships with its customers, understanding their needs and devising solutions to meet those requirements so that the customer experience is greatly enhanced. ZONE also appreciates the need to expand its sales distribution networks to reach out to more customers. Towards this end, ZONE in the US is actively recruiting new channel sales personnel in different geographical locations, and in Singapore, besides expanding its direct sales force, it has also appointed a sizeable number of marketing agents in order to extend its customer reach. ZONE is also cross-selling new products and services, both voice and data, to its existing customers which further increase the depth and breadth of its customer relationships.

In order to remain competitive and to be able to capture growth opportunities, ZONE operations have over the years been constantly evolving and expanding its technology and network platform to meet customer demand and to differentiate itself from its competitors. In 2009, ZONE was prudent in its approach to capital spending, only investing in expenditures which, in addition to providing immediate returns, are incrementally scalable for longer term growth. Nonetheless, in the US, despite the addition of little capital expenditure, ZONE managed to improve its gross margins by capturing more customer voice traffic at its switching facilities in order to allow more flexibility in re-routing traffic, and to better utilise its data network capacity. Also in Asia, ZONE introduced to enterprise customers, local and overseas, its Customer Relationship Management (CRM) and international private leased circuits (IPLC)-related solutions and applications by utilising its existing network infrastructure and in-house IT resources.

In anticipation of the projected growth in ZONE's business and as it strives to find ways to lower costs and deliver new and improved services, in the coming year, ZONE is expected to invest in broadening its network coverage, increasing its capacity and enhancing the functionalities of its service platforms. For example, ZONE US will augment its softswitch facilities to account for projected traffic growth in its network. It will also implement Local Number Portability (LNP) dipping throughout its network which will improve operational transparency and provide greater flexibility, while further enhancing operating margins. In Asia, ZONE has recently put in service its dedicated IP backbone between Hong Kong and China which facilitates its ability to offer additional value-added services and also improve network security and reliability for its cross-border customers. ZONE plans to extend its IP backbone to its Singapore facilities which will provide redundancy and flexibility to its networks in both Hong Kong and Singapore, positioning itself as a regional player strongly and competitively for future growth in Asia.

As the Group executes our strategy of steadily building its ZONE business organically, we are also actively evaluating merger and acquisition (M&A) opportunities both in the US and in Asia. While during the current industry and economic uncertainties, there are many prospective targets for M&A in the telecom sector, particularly in the US, we are critically selective to ensure that any transactions concluded will create mutual benefits through generating significant operational and business synergies, as well as unlocking shareholders value. In 2010, we foresee the Group will be able to finalise some of the transactional opportunities which we believe will be most beneficial not only to our shareholders but also to our customers, business partners and employees.

Financially, the Group is in a strong position, having a solid balance sheet, generating steady cashflow and with no outstanding long term debt. Looking ahead, we will continue to take proactive steps to build on our financial strength and to seek opportunities to deploy the Group's resources to maximise value for our shareholders, including investments to grow ZONE's operations and to pursue investment opportunities beyond our current telecommunication business.

Mr. Ye Fengping was appointed as a non-executive Director of the board effective from 25 May 2009. On behalf of the board, I would like to welcome Mr. Ye to the leadership team. I would also like to take this opportunity to extend our appreciation to all fellow directors and employees for their invaluable efforts, dedication and commitment to the Group and to thank all customers, shareholders, business associates and professional advisers for their continuous support.

Richard John Siemens
Chairman
26 March 2010

Business Review

Overall Performance

In 2009, despite facing an unfavourable global economic environment and intense competition in the telecommunications market, particularly in the first half of the year under review, the Group managed to achieve record turnover and also returned to profitability. The Group turnover increased by HK$10.9 million from HK$787.0 million for 2008 to HK$797.9 million in 2009. Results attributable to equity holders improved from a loss position of HK$43.5 million (inclusive of impairment losses of HK$30.8 million) in the previous year to a net profit of HK$19.0 million. EBITDA amounted to HK$25.6 million, compared to HK$23.2 million for the prior year. The Group's financial position continued to strengthen with year-end net asset value improving from HK$180.4 million in the previous year to HK$200.3 million. Cash and bank balances increased from HK$177.2 million to HK$197.4 million, while all bank borrowings were fully repaid in the first half of the year. The improvements in the operating performance and financial position were principally attributed to concerted efforts by the Group to broaden its revenue base, preserve gross margin contributions, reduce operating costs and prudently manage its resources.

US Operations

In 2009, ZONE US continued to prove its ability to overcome the significant challenges faced and managed to maintain profitability and strong cash flow through a difficult year. It recorded an increase in turnover by 3.7% year-on-year, from HK$692.2 million to HK$717.7 million, despite ongoing changes within the industry which significantly affected the operating performance of ZONE US's business in the ILEC and enterprise sectors.

ZONE US's underlying carriers continued to raise rates in the ILEC sector, while in the enterprise sector, carriers implemented penalties for short duration calling customers. ZONE US had to initiate various steps to mitigate the increase in cost of services. To combat the carrier rate increases in the ILEC sector, during 2009, ZONE US managed to move over 750,000 telephone numbers to its own switch facilities. In addition, ZONE US collaborated with network companies to expand lower cost network capabilities from the ILEC regions to ZONE US's switching facilities in order to meet the demand from its customers for dedicated services as a more economical alternative to existing long distance services. In the enterprise sector, short duration calling penalties significantly impacted the call centre customers of ZONE US. To maintain margins, ZONE US re-negotiated with carriers for more equitable charging mechanisms, imposed monthly fees and passed on carrier penalties to customers. ZONE US also developed a detailed monitoring mechanism for each carrier to ensure minimal penalties were incurred.

Development of new products was also a key to ZONE US's efforts to improve operating margins. ZONE US re-launched an enhanced-value conferencing product; created new services conducive to selling into other vertical markets within the enterprise sector, such as enhanced local services and VoIP DID; and promoted data products that ride on its own IP network. The addition of these products creates a more diversified customer base and encourages ZONE US's agent distributors to focus more on the higher margin markets.

Asia Operations

ZONE Asia in 2009 posted turnover of HK$79.3 million as compared to HK$94.3 million for 2008. While ZONE Asia was able to control customer churn at manageable levels through ongoing marketing and customer service efforts, the Average Revenue per User (ARPU) for IDD services continued to fall as the IDD market remained highly competitive. Throughout 2009, ZONE Asia stayed focused on executing its strategy of transforming its business model and expanding its revenue base into the higher-margin enhanced data and voice solutions and services which helped offset the decline in its IDD-related revenue.

In Hong Kong, ZONE further evolved its organisation to be more solutions-driven by strengthening its technical team, allocating additional product development resources, recruiting more technically-oriented sales staff and providing training to both technical and non-technical staff. In addition, to enhance its competitive edge, ZONE Hong Kong installed and put into service its IP backbone infrastructure between Hong Kong and China which facilitates its ability to offer additional value-added services and also improves network security and reliability for its cross-border customers.

In Singapore, ZONE's marketing efforts were more segmentised and it introduced a suite of new service offerings tailored to address to each segment customer requirements. It continued to introduce various enhancements to its core services in order to remain competitive. ZONE Singapore introduced data services to its wide corporate customer base, including Multi-protocol Label Switching (MPLS) and International Private Leased Circuit (IPLC) services, which were riding on the extensive data network of its international carrier partner. Moving forward, ZONE Singapore will establish a broad base revenue strategy through its extensive service offerings and will also expand its market regionally through various collaboration business models.

Outlook

Given the market uncertainties during the first half of 2009, the Group followed through on its priorities of preserving operating margins and maintaining a strong financial position. Such initiatives successfully positioned the Group to capitalise on the improvement in market sentiment in the second half of 2009, as reflected in the upturn in the Group's turnover and financial strength. While there is still much to be done, the accomplishments in a tough business environment show that the Group is now back on track in executing its strategic goal of building ZONE into a sustainable solution-based telecommunication and IT service provider, offering a wide array of products and services to worldwide customers. Looking ahead to 2010, the Group will continue to diversify and grow its ZONE business organically while at the same time targeting to bring to fruition at least one of the merger and acquisition opportunities that it is currently pursuing.

Financial Review

Turnover

For the year ended 31 December 2009, despite difficult market conditions, in particular during the first six months, the Group registered an all-time high turnover of HK$797.9 million representing a growth of HK$10.9 million, or 1.4%, as compared to HK$787.0 million for 2008. Between the different segments of the business, ZONE US recorded a 3.7% increase in turnover from HK$692.2 million in 2008 to HK$717.7 million in 2009, while turnover from ZONE Asia, comprising the Group's telecommunication businesses in China, Hong Kong and Singapore, was HK$79.3 million for 2009 as compared to HK$94.3 million for 2008.

Total Operating Expenses

Following the Group's execution of its cost savings initiatives, total operating expenses for 2009 decreased to HK$173.0 million when compared to HK$182.8 million in 2008. Among other efforts, the Group fine-tuned the cost efficiency of different sales activities which resulted in a decrease in selling and distribution expenses from HK$50.5 million in 2008 (representing 6.4% of that year's turnover) to HK$42.6 million in 2009 (representing 5.3% of turnover).

Results

Benefiting from higher revenue and the reduction in total operating expenses, the Group's profit from operations for the year rose by HK$9.7 million to HK$11.7 million when compared to HK$2.0 million for the previous year. In 2009, the Group recorded a net profit of HK$19.0 million which is a significant improvement over the loss position of HK$43.7 million (inclusive of impairment losses of HK$30.8 million) in the previous year.

Similarly, EBITDA for the Group increased from HK$23.2 million for 2008 to HK$25.6 million in 2009.

Capital Structure, Liquidity and Financing

During the year, the Group continued to be in a healthy liquidity position as a result of positive contribution from its telecommunication business in the United States and Asia. As at 31 December 2009, the net assets of the Group increased to HK$200.3 million when compared to HK$180.4 million as at 31 December 2008.

Cash and bank balances (excluding pledged bank deposits) increased from HK$177.2 million at the end of 2008 to HK$197.4 million as at 31 December 2009. In addition, as at 31 December 2009, the Group maintained pledged bank deposits of HK$2.2 million, compared to HK$2.2 million as at 31 December 2008, to banks for guarantees made to suppliers.

The Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, were fully repaid in the second quarter of 2009, and there were no outstanding bank borrowings as at 31 December 2009 (2008: HK$4.3 million).

The Group's liabilities under equipment lease financing decreased by 17.8% to HK$0.6 million as at 31 December 2009 when compared to HK$0.7 million as at 31 December 2008.

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved from 2.8% in 2008 to 0.3%, primarily due to the full repayment of the bank loan, as described above, in the second quarter of 2009.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there are no significant exposures to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. If cash contributions from the Singapore operations increase in future and currency exchange markets continue to be volatile, the Group will continue to closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks. In this regard, as at 31 December 2009, no related hedges had yet been undertaken by the Group.

Contingent Liabilities and Commitments

As at 31 December 2009, there were no material contingent liabilities or commitments.

Board of Directors

Board of Directors

Richard John Siemens, 65, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies engaging in mobile telecommunication business, and the non-executive Chairman of Automotive Technology Group Limited. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunication and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunication businesses in Hong Kong, Italy, India, Japan and Madagascar led by Distacom.

Lim Shyang Guey, 50, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 48, Non-executive Director, was appointed in December 2001. He is currently a founder of TPIZ Resources Limited, a Hong Kong-based firm which invests in and develops environmental projects in China. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola, Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland.

Ye Fengping, 46, Non-executive Director, was appointed in May 2009. Mr. Ye has twenty years of experience in the telecom industry in China. Prior to joining the Company, Mr. Ye was the Chief Operating Officer of CITIC 21CN Company Limited. Before that, he was an executive director and vice president of China Unicom Limited, a listed company in Hong Kong. Mr. Ye is a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering and obtained a Master of Business Administration degree from the University of Minnesota's Carlson School.

Shane Frederick Weir, 55, Independent Non-executive Director, was appointed in August 2001. He is also an independent non-executive director of CIBT Education Group, Inc. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong.

John William Crawford J.P., 67, Independent Non-executive Director, was appointed in September 2004. He is also an independent non-executive director of Titan Petrochemicals Group Limited and Regal Portfolio Management Limited (being the manager of Regal Real Estate Investment Trust) as well as Elixir Gaming Technologies, Inc. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is also actively involved in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace.

Gerald Clive Dobby, 70, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas.

Company Secretary

Lau Wai Ming Raymond, 39, Legal Counsel and Company Secretary, joined the Company in June 2000. Mr. Lau is qualified as a solicitor in Hong Kong. Prior to joining the Company, he was acting as the legal advisor to another company listed on the Hong Kong Stock Exchange. Mr. Lau graduated from the University of Hong Kong with LL.B., and holds a Certificate in Civil and Commercial Law issued by the China University of Political Science and Law.

Corporate Governance Report

Introduction

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value.

The board of directors (the "Board") of the Company has, prior to 2005, established written policies that provide a framework and guidelines for its members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image is improved and the confidence of shareholders, regulators and the public can be assured.

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued the Code on Corporate Governance Practices ("Corporate Governance Code") which came into effect for accounting periods commencing after 1 January 2005. The Stock Exchange thereafter made further amendments to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") relating to corporate governance practices. The Board has amended the written policies of the Company and taken other necessary steps to align with all code provisions and certain recommended best practices in the Corporate Governance Code. The Board reviews these written policies regularly and is committed to continuously improving the practices and ensuring an ethical corporate culture is maintained.

Board of directors

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to executive directors and focuses its attention on overall strategic matters relating to policies, finance and shareholding issues, while matters such as determining mechanisms for setting the Group's remuneration structure and policies and approving the annual remuneration and incentive plans of the Group are delegated to the Remuneration Committee.

As at 31 December 2009, the Board was comprised of two executive directors, namely, Mr. Richard John Siemens and Mr. Lim Shyang Guey, two non-executive directors, Mr. William Bruce Hicks and Mr. Ye Fengping, and three independent non-executive directors, namely, Mr. Shane Frederick Weir, Mr. John William Crawford J.P. and Mr. Gerald Clive Dobby.

Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the year ended 31 December 2009, acting in compliance with the Corporate Governance Code.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, formulated as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, has assumed the role of the chief executive officer of the Company since 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority is not impaired and is adequately ensured by an effective Board which is comprised of experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

The Board meets regularly and on those occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, the Board held four meetings and the average attendance rate at the meetings in 2009 was 96% as set out below.

Name of Director	Attendance / Number of Board Meetings in 2009	Attendance Rate
Richard John Siemens *(Chairman)*	4 / 4	100%
Lim Shyang Guey	4 / 4	100%
William Bruce Hicks	3 / 4	75%
Ye Fengping *(appointed on 25 May 2009)*	2 / 2	100%
Shane Frederick Weir	4 / 4	100%
John William Crawford J.P.	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

On those occasions where it was not practical to convene physical meetings, in lieu thereof, written resolutions of the Board together with full copies of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously.

Minutes of meetings and written resolutions of the Board as well as its committees are kept by the Company Secretary and such records are available for inspection by directors at all reasonable times.

Appointment and re-election

All non-executive directors are appointed for specific terms and upon expiry thereof, the terms are renewable for fixed terms of three years provided that either party may terminate such appointment by giving to the other party not less than one month's notice in writing. All directors, including executive and non-executive directors, retire from office by rotation and are eligible for re-election at annual general meetings.

In accordance with the Company's Bye-laws, not less than one-third of the directors for the time being will retire from office by rotation at each annual general meeting, provided that every director shall be subject to retirement by rotation at least once every three years. Any director appointed to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Accordingly, among other directors, Mr. Ye Fengping will retire and be eligible for re-election at the forthcoming annual general meeting.

Corporate Governance Report (continued)

Board committees

The Board has delegated certain powers, authorities and discretion to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations (where applicable) as provided in the code provisions in the Corporate Governance Code and the written policies as promulgated by the Board, and in fulfilment of the purposes for which the committees were appointed.

Executive Management Committee

The Executive Management Committee is currently comprised of the two executive directors. The committee is principally responsible for directing, planning and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

In general, the committee meets regularly on a monthly basis to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-needed basis and the committee is also engaged in frequent informal discussions. In 2009, eleven formal meetings were held and the attendance rate at the meetings in 2009 was 100% as set out below.

Name of Director	Attendance / Number of Executive Management Committee Meetings in 2009	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	11 / 11	100%
Lim Shyang Guey	11 / 11	100%

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises three Board members, all of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee as well as proceedings of its meetings and is based on the recommendations as set out in "A Guide For Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants, was adopted by the Board in the past and subsequently revised in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and best market practices.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and consider the nature and scope of audit reviews. It also assesses the effectiveness of the accounting, financial and internal control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activities within its terms of reference.

In 2009, two meetings were held to review and make recommendation to the Board on the consolidated financial statements of the Group for the interim and annual results, and, in particular, assess any changes in accounting policies and practices, major judgmental areas and compliance with applicable legal and accounting requirements and standards, and other matters such as assessing internal control systems. The Audit Committee also reviewed, with management and the auditor of the

Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2009.

The attendance rate at the meetings in 2009 was 100% as set out below. As deemed necessary by the committee, the external auditor and executive officers of the Company attended the meetings to answer any questions raised. Full minutes of the meetings were recorded and submitted to the Board for its information and review. In addition, several ad hoc meetings were held during the year with management of the Company to discuss accounting, reporting and other issues.

Name of Director	Attendance / Number of Audit Committee Meetings in 2009	Attendance Rate
John William Crawford J.P. *(Chairman of the Committee)*	2 / 2	100%
Shane Frederick Weir	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

The Company's external auditor carried out, in the course of the statutory audit process, a review of the effectiveness of the Company's material internal financial controls to the scope as laid out in their audit plan. Any non-compliance matters and internal control weaknesses noted during their audit and the auditor's recommendations thereon were reported to and dealt with by the committee.

Remuneration Committee

The Remuneration Committee was established on 18 December 2001 and comprises the Chairman, Mr. Richard John Siemens, and Mr. Shane Frederick Weir and Mr. John William Crawford J.P., both independent non-executive directors. Mr. Lim Shyang Guey, another executive director, is the alternate member for Mr. Richard John Siemens. A set of written terms of reference, which describes the authority and duties of the committee as well as proceedings of its meetings, was adopted by the Board in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and best market practices.

The committee is responsible for determining mechanisms for setting the Group's remuneration structure and policies with reference to fair and objective standards, approving the annual remuneration and incentive plans of the Group and, in particular, determining the remuneration packages of executive directors and senior management, reviewing and approving performance-based remuneration programmes with reference to corporate goals and objectives and dealing with such other matters relating to remuneration issues as directed by the Board. During the year under review, one meeting was held and the attendance record is set out below.

Name of Director	Attendance / Number of Remuneration Committee Meetings in 2009	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	1 / 1	100%
Shane Frederick Weir	1 / 1	100%
John William Crawford J.P.	1 / 1	100%

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for the preparation and the true and fair presentation of the financial statements of the Company and of the Group for the year ended 31 December 2009 on a going concern basis in accordance with the statutory requirements and applicable reporting standards.

Internal control

The Board has overall responsibility for maintaining the Group's systems of internal control and reviewing their effectiveness. The internal control systems of the Group are designed to provide reasonable assurance against material misstatement or loss, to manage the risk of system failures, and to assist in the achievement of the Group's goals. The systems are also structured to safeguard the Group's assets, to ensure the maintenance of proper accounting records, adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function and compliance with applicable laws, rules and regulations.

The Board considers that it is a continuous process for the Group to review and improve its internal control systems in order to ensure that they can meet with the dynamic and ever-changing business environment and regulatory framework. A review of the Group's internal control systems is conducted annually by the Audit Committee in conjunction with work undertaken by the auditor of the Company. As part of an on-going process for identifying, evaluating and managing material risks faced by the Group, the Board has appointed an experienced management executive to serve the function of assessing and reviewing all material business processes and procedures of the ZONE operations in each geographical location, commencing from ZONE US. The Board considers that the Group's internal control systems are reasonably implemented. Nevertheless, the Group will continue the process of reviewing the effectiveness of the internal control systems of the Group, focusing on specific business processes and will consider, if deemed necessary in future, to set up an internal audit department to assist in fulfilling the objectives of the process.

Directors and officers liability insurance

The Company has arranged for appropriate liability insurance to indemnify directors and officers of the Group against their liabilities accrued in respect of, among others, legal actions against them and arising out of corporate activities, as recommended in the Recommended Best Practices in the Corporate Governance Code. The insurance coverage is reviewed on an annual basis.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), as set out in Appendix 10 to the Listing Rules, as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2009.

Auditors' remuneration

For the year ended 31 December 2009, the remuneration payable to the auditors of the Group amounted to approximately HK$1,696,000, of which HK$1,426,000 related to audit services and HK$270,000 to taxation and other non-audit services.

Report of Directors

The board of directors (the "Board") of the Company herein presents its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2009.

Principal activities

The principal activity of the Company is investment holding.

The Group's principal operating subsidiaries are in the business of providing telecommunication services. The Group's ZONE telecommunication business currently has operations in the United States, China, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a Federal Communications Commission (FCC) licensed telecommunication carrier which operates nationally throughout the United States. ZONE US (*www.zonetelecom.com*) provides consumer and business telecom solutions to the residential and enterprise markets respectively. In addition, ZONE US is a leading wholesale provider of telecom services to Independent Local Exchange Carriers (ILECs) covering rural and smaller metropolitan areas of the United Sates, and to other resellers. ZONE US's products include long distance – dedicated and switched voice services, local dedicated services, enhanced toll-free services, data services, teleconferencing, online customer support tools, Voice-over-Internet Protocol (VoIP) services, commercial IP broadband, and MVNO mobile telephony services.

In Hong Kong, ZONE Limited ("ZONE Hong Kong"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Telecommunications Authority of Hong Kong. ZONE Hong Kong specializes in offering telecom and IT-related services and solutions. Founded in 1999, ZONE Hong Kong has evolved over the years from an International Long Distance (IDD) service provider (*www.zone1511.com*) into a technology partner to both SMEs and large corporations that deliver voice and data solutions, which enable our customers to achieve or exceed their requirements (*www.zonetel.com*). With the strong background knowledge of IT infrastructure, IP telephony and PBX and having a robust voice and data network, ZONE Hong Kong offers to customers, in addition to IDD services and a diverse range of value-added services, a wide array of products and services including IP telephony (consultancy, implementation, Hong Kong call origination and international termination), customer relationship management system (ZONE CRM), corporate telecommunications facilities, eg. IPLC, MPLS and IP VPN, internet fax, web-conferencing, and web call-back services.

In China, 深圳盈港科技有限公司 ("ZONE China"), a wholly-owned subsidiary of the Company, was established to penetrate into the marketing and reselling sector of the Chinese telecom market. Through its business management and consultancy arrangements with local Chinese enterprises, ZONE China is engaged in marketing and reselling voice and data products and services of China Mobile (中國移動) and China Telecom (中國電信) group companies in Shenzhen.

In Singapore, ZONE Telecom Pte Ltd ("ZONE Singapore"), a wholly-owned subsidiary of the Company, is an info-communication service provider licensed by the Infocomm Development Authority of Singapore. Its focus is to meet the communication needs of business organisations, from small and medium enterprises to multi-national corporations. ZONE Singapore (*www.zone1511.com.sg*) offers a suite of comprehensive voice and data services and solutions to help business organisations enhance their business efficiencies and realise maximum cost savings without compromising on quality and reliability.

Report of Directors (continued)

Descriptions of the activities of other principal subsidiaries are set out in note 14 to the financial statements.

Segmental information

Analyses of the Group's segmental information by business and geographical segments for the year ended 31 December 2009 are set out in note 27 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2009 are set out in the consolidated income statement on page 23.

The Board does not recommend payment of a dividend for the year ended 31 December 2009 (2008: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on page 64.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 22.8% of total turnover for the year, and sales to the largest customer included therein amounted to approximately 9.0%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 78.9% of total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 29.4%.

At no time during the year have the directors of the Company, their associates or those shareholders which, to the knowledge of the directors of the Company, owned more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 11 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 21 to the financial statements.

Board of directors

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Directors:

William Bruce Hicks
Ye Fengping *(appointed on 25 May 2009)*

Independent Non-executive Directors:

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Biographical details of directors of the Company are set out on page 8 under the section titled "Board of Directors".

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Company considers such directors to be independent.

In accordance with bye-laws 86 and 87 of the Company's Bye-laws, Messrs. Shane Frederick Weir, John William Crawford J.P. and Ye Fengping shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Directors' interests in securities

As at 31 December 2009, the interests of the directors and the chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, the "SFO") as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules are set out below.

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	118,000,200 *(Note 1)*	22.6%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 2)*	13.0%
Lim Shyang Guey	Personal	3,000,000	0.6%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. *18,000,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies controlled by Mr. Richard John Siemens.*
2. *67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.*

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 31 December 2009.

Save as disclosed above, as at 31 December 2009, none of the directors or the chief executive of the Company (including their spouses and children under the age of 18) had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Report of Directors (continued)

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the year.

Directors' service contracts

The service contracts with all non-executive directors, including the independent non-executive directors, will expire on 31 December 2011 or, in the case of Mr. Gerald Clive Dobby, on 31 December 2012 and thereafter all will be renewable for fixed terms of three years provided that either party may terminate the appointment by giving to the other party not less than one month's notice in writing.

As at 31 December 2009, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' interests in contracts of significance

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2009, the interests and short positions of the persons, other than the directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, are set out below.

Name of shareholder	Number of Shares* held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200**	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428**	13.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

** *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 31 December 2009, the Company was not notified of any persons, other than the directors and the chief executive of the Company, having any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company.

Share capital

Details of movements in the Company's share capital during the year are set out in note 19 to the financial statements.

Share option schemes

Details of the share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 20 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 14 to the financial statements.

Liquidity

As at 31 December 2009, the Group managed to maintain stable liquidity with cash and cash equivalents of approximately HK$199.6 million (2008: HK$179.3 million).

Bank borrowings

The Group's bank borrowings were fully repaid in the second quarter of 2009 and there were no outstanding bank borrowings as at 31 December 2009 (2008: HK$4.3 million).

Retirement benefit schemes

Details of the retirement benefit schemes operated by the Group are set out in note 2 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2009, the Group had 142 (2008: 160) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for 2009 decreased by 4.5% to HK$73.5 million when compared to HK$77.0 million for 2008. The Group maintains good relationships with its employees and none of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees. In addition, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated in the share option schemes adopted by the Company. As at 31 December 2009, there were no outstanding share options under the share option schemes adopted by the Company.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under such laws.

Public float

Based on information that is publicly available to the Company and to the best knowledge and belief of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued share capital as required under the Listing Rules.

Auditor

The financial statements of the Company for the year ended 31 December 2009 have been audited by Mazars CPA Limited, *Certified Public Accountants*.

Mazars CPA Limited were first appointed as auditor of the Company in 2007 upon the resignation of Messrs. Moores Rowland Mazars. A resolution will be submitted to the annual general meeting to re-appoint Mazars CPA Limited as auditor of the Company.

Environmental awareness

Over the years, the Group has made considerable endeavours in reducing waste in the course of its operations. Since the year of 2009, the Company has participated in the "Wastewi$e Label" of the Hong Kong Awards for Environmental Excellence, which is a recognition scheme established by, among others, the Environmental Protection Department and Environmental Campaign Committee to encourage Hong Kong businesses and organisations in adopting structured measures to reduce the amount of waste generated within their establishments or generated through the services and products they provide. The Company has been awarded with "Class of Excellence" Wastewi$e Label for two consecutive years in 2008 and 2009, and has been granted the right to use this label since 2009.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

26 March 2010

Independent Auditor's Report



MAZARS CPA LIMITED
瑪澤會計師事務所有限公司
42nd Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
香港灣仔港灣道18號中環廣場42樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

To the members of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 23 to 63, which comprise the consolidated and the Company's statement of financial position as at 31 December 2009, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda (as amended), and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

Independent Auditor's Report (continued)


M
MAZARS

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the affairs of the Group and the Company as at 31 December 2009 and of the profit and cash flows of the Group for the year then ended in accordance with HKFRS and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Mazars CPA Limited
Certified Public Accountants

Hong Kong, 26 March 2010

Eunice Y M Kwok
Practising Certificate number: P04604

Consolidated Income Statement

For the year ended 31 December 2009

	Notes	2009 HK$'000	2008 HK$'000
Turnover	3	**797,852**	786,997
Cost of sales		**(613,922)**	(604,504)
Gross profit		**183,930**	182,493
Other revenue and income	4	**765**	2,338
		184,695	184,831
Selling and distribution expenses		**(42,592)**	(50,515)
Business promotion and marketing expenses		**(4,626)**	(5,075)
Operating and administrative expenses		**(105,270)**	(101,628)
Other operating expenses		**(20,491)**	(25,603)
Profit from operations		**11,716**	2,010
Finance costs	5	**(110)**	(667)
Impairment losses on intangible assets	12	–	(30,803)
Profit / (Loss) before taxation	5	**11,606**	(29,460)
Taxation credit / (charges)	7	**7,361**	(14,273)
Profit / (Loss) for the year	8	**18,967**	(43,733)
Profit / (Loss) for the year attributable to:			
Equity holders of the Company		**19,034**	(43,458)
Non-controlling interests		**(67)**	(275)
Profit / (Loss) for the year		**18,967**	(43,733)
EBITDA	9	**25,610**	23,236
		HK cents	*HK cents*
Earnings / (Loss) per share	10		
Basic		**3.6**	(8.3)
Diluted		**3.6**	N / A

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2009

	2009	2008
	HK$'000	*HK$'000*
Profit / (Loss) for the year	**18,967**	(43,733)
Other comprehensive income / (loss) for the year		
Exchange differences on translation of foreign subsidiaries	**1,597**	(336)
Total comprehensive income / (loss) for the year	**20,564**	(44,069)
Total comprehensive income / (loss) for the year attributable to:		
Equity holders of the Company	**20,631**	(43,794)
Non-controlling interests	**(67)**	(275)
Total comprehensive income / (loss) for the year	**20,564**	(44,069)

Consolidated Statement of Financial Position

As at 31 December 2009

	Notes	**2009** **HK$'000**	2008 HK$'000
Non-current assets			
Property, plant and equipment	11	**14,246**	21,734
Intangible assets	12	–	–
Goodwill	13	–	–
Deferred tax assets	26	**14,805**	3,690
		29,051	25,424
Current assets			
Trade and other receivables	15	**88,160**	102,096
Pledged bank deposits	16	**2,211**	2,155
Cash and bank balances		**197,426**	177,173
		287,797	281,424
Current liabilities			
Trade and other payables	17	**112,730**	117,238
Current portion of bank borrowings		–	4,250
Current portion of obligations under finance leases	18	**142**	129
Taxation payable		**2,956**	3,848
		115,828	125,465
Net current assets		**171,969**	155,959
Total assets less current liabilities		**201,020**	181,383
Non-current liabilities			
Obligations under finance leases	18	**453**	595
Deferred tax liabilities	26	**245**	367
NET ASSETS		**200,322**	180,421
Capital and reserves			
Share capital	19	**5,229**	5,229
Reserves	21	**195,093**	174,462
Equity attributable to equity holders of the Company		**200,322**	179,691
Non-controlling interests	21	–	730
TOTAL EQUITY		**200,322**	180,421

Approved and authorised for issue by the Board of Directors on 26 March 2010

Richard John Siemens
Director

Lim Shyang Guey
Director

Statement of Financial Position

As at 31 December 2009

	Notes	**2009**	2008
		HK$'000	*HK$'000*
Non-current assets			
Property, plant and equipment	*11*	**2,468**	2,884
Interests in subsidiaries	*14*	**90,695**	101,594
		93,163	104,478
Current assets			
Trade and other receivables	*15*	**1,858**	1,976
Pledged bank deposits	*16*	**914**	914
Cash and bank balances		**98,689**	89,420
		101,461	92,310
Current liabilities			
Trade and other payables	*17*	**9,705**	15,673
Net current assets		**91,756**	76,637
NET ASSETS		**184,919**	181,115
Capital and reserves			
Share capital	*19*	**5,229**	5,229
Reserves	*21*	**179,690**	175,886
TOTAL EQUITY		**184,919**	181,115

Approved and authorised for issue by the Board of Directors on 26 March 2010

Richard John Siemens
Director

Lim Shyang Guey
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2009

	Attributable to equity holders of the Company								
	Share capital *HK$'000*	**Share premium** *HK$'000*	**Exchange reserve** *HK$'000*	**Capital redemption reserve** *HK$'000*	**Contributed surplus** *HK$'000*	**Accumulated profits** *HK$'000*	**Total** *HK$'000*	**Non-controlling interests** *HK$'000*	**Total equity** *HK$'000*
As at 1 January 2008	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
Total comprehensive loss for the year	–	–	(336)	–	–	(43,458)	(43,794)	(275)	(44,069)
As at 31 December 2008	5,229	68,341	731	6	83,489	21,895	179,691	730	180,421
Total comprehensive income / (loss) for the year	–	–	1,597	–	–	19,034	20,631	(67)	20,564
Arising from acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	(663)	(663)
As at 31 December 2009	**5,229**	**68,341**	**2,328**	**6**	**83,489**	**40,929**	**200,322**	**–**	**200,322**

Consolidated Statement of Cash Flows

For the year ended 31 December 2009

	Note	**2009**	2008
		HK$'000	*HK$'000*
OPERATING ACTIVITIES			
Cash generated from operations	*22*	**35,608**	22,547
Income taxes paid		**(5,052)**	(4,832)
Interest received		**295**	1,879
Interest on bank loan paid		**(46)**	(634)
Interest on obligations under finance leases		**(64)**	(33)
Net cash generated from operating activities		**30,741**	18,927
INVESTING ACTIVITIES			
Purchases of property, plant and equipment		**(3,140)**	(12,927)
Proceeds from disposals of property, plant and equipment		**19**	405
Acquisition of additional interest in a subsidiary		**(3,900)**	–
Net cash used in investing activities		**(7,021)**	(12,522)
FINANCING ACTIVITIES			
Repayment of bank loan		**(4,250)**	(10,430)
Repayment of obligations under finance leases		**(129)**	(460)
Net cash used in financing activities		**(4,379)**	(10,890)
Net increase / (decrease) in cash and cash equivalents		**19,341**	(4,485)
Cash and cash equivalents as at 1 January		**179,328**	183,799
Exchange gain on cash and cash equivalents		**968**	14
Cash and cash equivalents as at 31 December		**199,637**	179,328
Analysis of the balances of cash and cash equivalents			
Pledged bank deposits		**2,211**	2,155
Cash and bank balances		**197,426**	177,173
		199,637	179,328

Notes to the Financial Statements

For the year ended 31 December 2009

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's principal place of business is located at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong. The principal activity of the Company is investment holding. Details of the principal subsidiaries of the Company are disclosed in note 14 to the financial statements.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2008 financial statements. The adoption of the new and revised HKFRS that are relevant to the Group and effective from the current year had no significant effects on the results and financial position of the Group and the Company for the current and prior years, except that certain presentation and disclosures of financial statements items, as detailed below, have been revised. A summary of the principal accounting policies adopted by the Group is set out below.

Adoption of new and revised HKFRS

HKAS 1 (Revised): Presentation of Financial Statements

HKAS 1 (Revised) separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income which presents all items of recognised income and expenses, either in one single statement, or in two linked statements. The Group has elected to present in two statements.

HKFRS 8: Operating Segments

HKFRS 8, replacing HKAS 14: Segment Reporting, requires segment information to be reported based on internal information used by management to evaluate the performance of operating segments and allocate resources to those segments. Previously, the Group had chosen geographical segment information as the primary reporting format and business segment information as the secondary reporting format. In the current year, the Group adopted its segment reporting in accordance with the requirements of HKFRS 8. As business segment information is more relevant to the Group's internal financial reporting, the Group has selected business segment as the reportable segment.

Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting year as the Company using consistent accounting policies.

All inter-company balances, transactions, income and expenses and profits and losses resulting from inter-company transactions are eliminated in full. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceased.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the consolidated income statement and consolidated statement of comprehensive income and within equity in the consolidated statement of financial position, separately from the equity holders of the Company. Losses applicable to the non-controlling shareholders in excess of their interests in the subsidiary's equity are allocated against the interests of the Group except to the extent that the non-controlling shareholders have a binding obligation and are able to make an additional investment to cover the losses.

The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. In acquiring non-controlling interests, the excess amount of any consideration paid over the carrying value of the share of the net assets of the subsidiary acquired is recognised as goodwill.

Subsidiaries

A subsidiary is an entity (including special purpose entities) in which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities.

In the Company's statement of financial position, investments in subsidiaries are stated at cost less impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary. Goodwill on acquisition of subsidiary is recognised as a separate asset. Goodwill is carried at cost less accumulated impairment losses, which is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing and determinations of gains or losses on disposals, goodwill is allocated to cash-generating units. An impairment loss on goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition of a business at the date of acquisition, after reassessment, is recognised immediately in the income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment *(continued)*

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%
Motor vehicles	20% – 33%

Assets held under finance leases are depreciated over the shorter of their expected useful lives or the terms of the leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on the straight-line basis over the estimated useful lives which is 5 years in the case of the existing intangible assets. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research and development costs

Research costs are expensed as incurred. Costs incurred on development activities, which involve the application of research findings to a plan or design for the production of new or substantially improved products and processes, are capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The capitalised expenditure includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as expenses in the income statement as incurred. When the asset is available for use, the capitalised development costs are amortised and subject to impairment review on the same basis as intangible assets acquired separately.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is expensed in the income statement when incurred.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as set out below.

Notes to the Financial Statements (continued)
For the year ended 31 December 2009

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Loans and receivables

Loans and receivables including trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not held for trading. They are measured at amortised cost using the effective interest method, except where receivables are interest-free loans and without any fixed repayment term or the effect of discounting would be insignificant. In such case, the receivables are stated at cost less any impairment loss. Amortised cost is calculated by taking into account any discounts or premiums on acquisition, over the period to maturity. Gains and losses arising from derecognition, impairment or through the amortisation process are recognised in the income statement.

Impairment of financial assets

At the end of each reporting period, the Group assesses whether there is objective evidence that financial assets are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets' carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. Such impairment loss is reversed in subsequent periods through the income statement when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities

The Group's financial liabilities include trade and other payables, bank loans and other borrowings and obligations under finance leases. All financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

Derecognition of financial assets and liabilities

A financial asset is derecognised when the Group's contractual rights to future cash flows from the financial asset expire or when the Group transfers substantially all the risks and rewards of ownership of the financial assets. A financial liability is derecognised when the liability is extinguished, that is, when the obligation specified in the relevant contract is discharged, cancelled or expires.

Cash equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts.

Impairment of non-financial assets

At the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives and investment in subsidiaries to determine whether there are any indications that such assets have suffered impairment losses or that impairment losses previously recognised no longer exist or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the latter is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Impairment of non-financial assets *(continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunication services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the effective interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the terms of the relevant leases.

Lease incentives are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Hong Kong dollars which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the financial positions of entities denominated in currencies other than Hong Kong dollars, being the presentation currency, are translated at the approximate rates of exchange ruling at the end of the reporting period while the income statements are translated at average rates for the year. All exchange differences arising from the translation of an entity are recognised as a separate component of equity.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, any deferred tax arising from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, is not recognised.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF schemes, both the Group and each eligible employee are required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (as mandatory contributions), and they may choose to make additional or voluntary contributions. The Group makes the same additional contribution if an employee chooses to make a voluntary contribution of up to a maximum limit of HK$1,000.

Under the MPF schemes, employees are entitled to the Group's mandatory contributions in accordance with the provisions in the Hong Kong Mandatory Provident Fund Schemes Ordinance, and are entitled to 100% of the Group's voluntary contributions after completion of the first year of service.

Overseas subsidiaries also operate pension schemes or similar arrangements for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

At the end of the reporting period, the Group had no significant forfeited voluntary contributions which arose as a result of employees leaving the MPF schemes and which are available to reduce the contributions payable by the Group in future years.

Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date, taking into account the terms and conditions upon which the options were granted. Where employees have to meet vesting conditions before becoming unconditionally entitled to share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Share based payments *(continued)*

During the vesting period, the number of share options expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged / credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity. On the vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest with a corresponding adjustment to the equity account.

Related parties

A party is related to the Group if (a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by or is under common control with the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group; (b) the party is an associate of the Group; (c) the party is a joint venture in which the Group is an investor; (d) the party is a member of the key management personnel of the Group; (e) the party is a close member of the family of any individual referred to in (a) or (d); (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or (g) the party is a post-employment benefit plan for the benefit of employees of the Group or of any entity that is a related party of the Group.

Critical accounting estimates and judgements

Allowance for bad and doubtful debts

The provisioning policy for bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of the trade receivables and on management judgements. A considerable amount of judgement is required in assessing the ultimate realisation of receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance will be required.

Recognition of deferred tax assets

Deferred tax assets are recognised principally for unused tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgment regarding the future performance of the particular legal subsidiary in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all of the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences, tax planning strategies and the periods in which estimated tax losses can be utilised. The carrying amount of deferred tax assets and related financial models and budgets are reviewed at the end of each reporting period and, to the extent that there is sufficient evidence that taxable profits will be available within the utilisation periods to allow utilisation of the carry-forward tax losses, the asset balance will be increased and such increase will be charged to the income statement.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Critical accounting estimates and judgements *(continued)*

Impairment of interests in subsidiaries

The Group determines whether interests in subsidiaries are impaired at least on an annual basis. The assessment requires an estimation of future cash flows, including expected dividends, from the assets and the selection of appropriate discount rates. Future changes in the financial performance and position of these entities could affect the estimation of impairment losses and cause adjustments to their carrying amounts.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Details of the estimates used to calculate the recoverable amount are given in note 13.

Future changes in HKFRS

At the date of approval of these financial statements, the Group has not early adopted a number of new and revised HKFRS issued by HKICPA that are not yet effective for the current year.

The Group is in the process of assessing the possible impact on the adoption of these new and revised HKFRS in future. So far it has concluded that the adoption is unlikely to have a material impact on the Group's results or financial position in future except as set out below.

- The adoption of HKFRS 3 (Revised): Business Combination, which is effective for annual periods beginning on or after 1 July 2009, may affect the Group's accounting for business combinations for which the acquisition dates are on or after 1 January 2010.

- HKAS 27 (Revised): Consolidated and Separate Financial Statements, which is effective for annual periods beginning on or after 1 July 2009, will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary. Changes in the Group's ownership interest that do not result in loss of control of the subsidiary will be accounted for as equity transactions. In addition, total comprehensive income is allocated to non-controlling interests even if it results in the non-controlling interests having a deficit balance.

3. TURNOVER

Turnover, recognised by category, is analysed as follows:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Telecommunication services income	**797,014**	786,462
Others	**838**	535
	797,852	786,997

4. OTHER REVENUE AND INCOME

	Group	
	2009	2008
	HK$'000	*HK$'000*
Interest income on bank deposits	**237**	1,879
Interest income on loan receivable	**58**	–
	295	1,879
Other	**470**	459
	765	2,338

5. PROFIT / (LOSS) BEFORE TAXATION

Profit / (Loss) before taxation is stated after charging the following:

	Group	
	2009	2008
(a) Finance costs	***HK$'000***	*HK$'000*
Interest on bank loan and other borrowings wholly repayable within five years	**46**	634
Finance charges on obligations under finance leases	**64**	33
	110	667
(b) Other items		
Employee salaries and other benefits (including directors' emoluments)	**71,719**	74,525
Retirement benefit scheme contributions	**1,779**	2,426
Total staff costs	**73,498**	76,951
Auditors' remuneration	**1,426**	1,358
Cost of services provided	**613,922**	604,504
Depreciation of property, plant and equipment	**10,657**	10,525
Amortisation of intangible assets included in other operating expenses	–	10,701
Allowance for doubtful debts	**4,569**	2,331
Operating lease charges on premises	**10,424**	8,081
Realised losses on quoted investments	–	883
Exchange losses, net	**1,031**	20
Impairment loss on goodwill arising from acquisition of additional interest in a subsidiary included in other operating expenses	**3,237**	–

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The aggregate amounts of remuneration received and receivable by the Company's directors are as follows:

	2009			
	Director fees	**Salaries, gratuities and other emoluments**	**Retirement benefit scheme contributions**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors				
Richard John Siemens	–	**1,800**	**24**	**1,824**
Lim Shyang Guey	–	**2,275**	**24**	**2,299**
Non-executive directors				
William Bruce Hicks	**150**	–	–	**150**
Ye Fengping	**90**	–	–	**90**
Independent non-executive directors				
Shane Frederick Weir	**150**	–	–	**150**
John William Crawford J.P.	**150**	**100**	–	**250**
Gerald Clive Dobby	**150**	–	–	**150**
	690	**4,175**	**48**	**4,913**

	2008			
	Director fees	Salaries, gratuities and other emoluments	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors				
Richard John Siemens	–	1,800	24	1,824
Lim Shyang Guey	–	2,145	24	2,169
Non-executive director				
William Bruce Hicks	150	–	–	150
Independent non-executive directors				
Shane Frederick Weir	150	–	–	150
John William Crawford J.P.	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	600	4,045	48	4,693

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(continued)*

Individuals with highest emoluments

Of the five *(2008: five)* individuals with the highest emoluments, two *(2008: two)* are directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three *(2008: three)* individuals are as follows:

	2009	2008
	HK$'000	*HK$'000*
Salaries, gratuities and other emoluments	**5,940**	6,005
Retirement benefit scheme contributions	**83**	27
	6,023	6,032

The emoluments of the three *(2008: three)* individuals with the highest emoluments are within the following bands:

	2009	2008
	Number of individuals	*Number of individuals*
HK$1,500,001 to HK$2,000,000	**2**	2
HK$2,000,001 to HK$2,500,000	**–**	1
HK$2,500,001 to HK$3,000,000	**1**	–
	3	3

The executive directors of the Company, together with the above-mentioned three *(2008: three)* highest paid individuals, are regarded as the key management personnel of the Group for disclosure purposes.

7. TAXATION CREDIT / (CHARGES)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax charges in certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

	Group	
	2009	2008
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(3,889)**	(4,475)
Deferred tax		
Depreciation allowances	**193**	(89)
Tax losses	**11,057**	(9,709)
	11,250	(9,798)
	7,361	(14,273)

Further details of the Group's deferred taxation status are set out in note 26.

Reconciliation of effective tax rate

	Group	
	2009	2008
	%	%
Applicable tax rate	**45**	(33)
Non-deductible expenses	**12**	5
Tax exempt revenue	**(6)**	(3)
Unrecognised tax losses arising in current year	**28**	7
Reversal of previously recognised tax losses	**–**	29
Utilisation of previously unrecognised tax losses	**(39)**	–
Recognition of previously unrecognised tax losses	**(96)**	–
(Recognition) / Reversal of previously unrecognised temporary differences	**(15)**	36
Other	**8**	7
Effective tax rate for the year	**(63)**	48

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

8. PROFIT / (LOSS) FOR THE YEAR

The profit / (loss) for the year includes a profit of HK$3,804,000 *(2008: HK$3,571,000)* which has been dealt with in the financial statements of the Company.

9. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, and impairment losses on intangible assets and goodwill.

10. EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2009 is based on the consolidated profit attributable to equity holders of the Company of HK$19,034,000 *(2008: loss of HK$43,458,000)* and on the 522,894,200 *(2008: 522,894,200)* shares in issue during the year.

Diluted earnings per share for the year ended 31 December 2009 is the same as the basic earnings per share.

Diluted loss per share for the year ended 31 December 2008 has not been presented as the exercise prices of the share options were higher than the average market price of the shares.

11. PROPERTY, PLANT AND EQUIPMENT

	Group				
	Leasehold improvements	**Machinery and equipment**	**Office equipment, furniture and fittings**	**Motor vehicles**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 January 2008	755	10,067	7,137	840	18,799
Additions	–	12,359	1,333	–	13,692
Disposals	–	–	(2,032)	–	(2,032)
Write-back of accumulated depreciation on disposals	–	–	1,762	–	1,762
Depreciation	(564)	(7,459)	(2,222)	(280)	(10,525)
Exchange adjustments	–	–	38	–	38
As at 31 December 2008	191	14,967	6,016	560	21,734
As at 1 January 2009	191	14,967	6,016	560	21,734
Additions	–	2,723	326	91	3,140
Disposals	–	(5,855)	(42)	–	(5,897)
Write-back of accumulated depreciation on disposals	–	5,855	34	–	5,889
Depreciation	(119)	(8,350)	(1,888)	(300)	(10,657)
Exchange adjustments	–	–	37	–	37
As at 31 December 2009	**72**	**9,340**	**4,483**	**351**	**14,246**
Representing:					
Cost	2,216	59,798	25,543	1,400	88,957
Accumulated depreciation	(2,025)	(44,831)	(19,527)	(840)	(67,223)
As at 1 January 2009	191	14,967	6,016	560	21,734
Cost	2,216	56,897	26,299	1,491	86,903
Accumulated depreciation	(2,144)	(47,557)	(21,816)	(1,140)	(72,657)
As at 31 December 2009	**72**	**9,340**	**4,483**	**351**	**14,246**

The carrying amount of the Group's property, plant and equipment as at 31 December 2009 includes an amount of HK$546,000 *(2008: HK$700,000)* in respect of assets held under finance leases.

11. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Company			
	Leasehold improvements	Office equipment, furniture and fittings	Motor vehicle	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 January 2008	445	2,452	840	3,737
Additions	–	51	–	51
Disposals	–	(52)	–	(52)
Write-back of accumulated depreciation on disposals	–	52	–	52
Depreciation	(445)	(179)	(280)	(904)
As at 31 December 2008	–	2,324	560	2,884
As at 1 January 2009	–	2,324	560	2,884
Additions	–	8	–	8
Disposals	–	(22)	–	(22)
Write-back of accumulated depreciation on disposals	–	15	–	15
Depreciation	–	(137)	(280)	(417)
As at 31 December 2009	**–**	**2,188**	**280**	**2,468**
Representing:				
Cost	1,631	3,239	1,400	6,270
Accumulated depreciation	(1,631)	(915)	(840)	(3,386)
As at 1 January 2009	–	2,324	560	2,884
Cost	1,631	3,225	1,400	6,256
Accumulated depreciation	(1,631)	(1,037)	(1,120)	(3,788)
As at 31 December 2009	**–**	**2,188**	**280**	**2,468**

12. INTANGIBLE ASSETS

	Group		
	Development costs	**Customer contracts**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
As at 1 January 2008	3,597	37,907	41,504
Amortisation	–	(10,701)	(10,701)
Impairment losses	(3,597)	(27,206)	(30,803)
As at 31 December 2008	–	–	–
As at 1 January 2009 and **31 December 2009**	–	–	–
Representing:			
Costs	3,597	52,933	56,530
Accumulated amortisation and impairment losses	(3,597)	(52,933)	(56,530)
As at 31 December 2008 and 2009	–	–	–

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets had occurred and that full impairment was recognised in that year.

13. GOODWILL

	Group	
	2009	2008
	HK$'000	*HK$'000*
Additions	**3,237**	–
Impairment loss	**(3,237)**	–
As at 31 December	–	–
Representing:		
Cost	**3,237**	–
Accumulated impairment losses	**(3,237)**	–
As at 31 December	–	–

Goodwill arose from the acquisition of a 5% additional interest in the share capital of a subsidiary during the year. As a result of the acquisition, the subsidiary became wholly-owned by the Company. At the end of the reporting period, the Group assessed the recoverable value of the goodwill and, after considering the value of the sole asset of the subsidiary as being fully impaired, determined that the goodwill was also impaired. The impairment loss recognised on goodwill has been included in other operating expenses in the consolidated income statement.

14. INTERESTS IN SUBSIDIARIES

	Company	
	2009	2008
	HK$'000	*HK$'000*
Unlisted shares, at cost	–	–
Due from subsidiaries	**583,617**	601,516
Less: Provisions	**(492,922)**	(499,922)
	90,695	101,594

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment, except for an amount of HK$42,900,000 *(2008: HK$57,948,000)* which bears interest at 5.5% per annum, is unsecured and is repayable on 23 April 2010. The carrying values of the amounts due approximate their fair values.

Details of the principal subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Place of incorporation / operation	Particulars of issued share capital	Effective ownership interest held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE USA, Inc. (i)	United States of America	US$10	–	100%	Investment holding
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE Telecom, Inc. (i)	United States of America	US$10	–	100%	Provision of telecommunication services
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfilment solutions

Notes to the Financial Statements (continued)
For the year ended 31 December 2009

14. INTERESTS IN SUBSIDIARIES *(continued)*

Name of subsidiary	Place of incorporation / operation	Particulars of issued share capital	Effective ownership interest held by the Company		Principal activities
			Directly	*Indirectly*	
speedinsure Global Limited	British Virgin Islands	US$10,102	–	70.3%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of consultancy services
深圳盈港科技有限公司 (i) & (ii)	The People's Republic of China	RMB1,000,000 Registered capital	–	100%	Provision of technical consultancy services

(i) Companies not audited by Mazars.
(ii) A wholly foreign-owned enterprise established in the People's Republic of China.

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. The classes of shares held are ordinary shares unless otherwise stated. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

15. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**85,226**	96,654	–	–
Allowance for doubtful debts	**(8,089)**	(5,198)	–	–
	77,137	91,456	–	–
Other receivables				
Deposits, prepayments and other debtors	**11,023**	10,640	**1,858**	1,976
	88,160	102,096	**1,858**	1,976

15. TRADE AND OTHER RECEIVABLES *(continued)*

Other receivables include a HK$2,000,000 loan receivable which bears interest at 3% per annum, is secured and repayable on 31 December 2009. Such loan was granted subject to a personal guarantee given by a director of the borrower and all advances made by that director in favour of the borrower subordinated to the Group. The carrying value of the amount due approximates its fair value. Subsequent to the end of the reporting period, at the request of borrower, the loan receivable was extended to 31 May 2010 with no changes in other terms.

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Less than 1 month	**66,489**	77,828
1 to 3 months	**8,177**	12,814
More than 3 months but less than 12 months	**2,471**	814
	77,137	91,456

The Group's credit policy is set out in note 23.

The movements in allowance for doubtful debts are as follows:

	Group		Company	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
As at 1 January	**5,198**	4,570	–	–
Increase in allowance	**4,569**	2,331	–	–
Amounts written off as uncollectible	**(1,712)**	(1,699)	–	–
Exchange adjustments	**34**	(4)	–	–
As at 31 December	**8,089**	5,198	–	–

15. TRADE AND OTHER RECEIVABLES *(continued)*

The ageing analysis of trade debtors by past due date that are neither individually nor collectively considered to be impaired are as follows:

	Group	
	2009	2008
	HK$'000	*HK$'000*
1 to 3 months past due	**9,903**	14,343
More than 3 months but less than 12 months past due	**2,425**	1,110
Amounts past due	**12,328**	15,453
Neither past due nor impaired	**64,809**	76,003
	77,137	91,456

The Group has not provided for any impairment losses on the above trade debtors as there has not been a significant change in credit quality and the directors believe that the amounts are still considered receivable. The Group does not hold any collateral over the balances.

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there have been no histories of defaults.

16. PLEDGED BANK DEPOSITS

At the end of the reporting period, the Group and the Company had pledged bank deposits amounting to HK$2,211,000 *(2008: HK$2,155,000)* and HK$914,000 *(2008: HK$914,000)*, respectively, to banks for guarantees made by them to certain telecommunication carriers for due payments by the Group.

17. TRADE AND OTHER PAYABLES

	Group		Company	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**53,377**	55,481	**–**	–
Other payables				
Accrued charges and other creditors	**59,353**	61,757	**1,124**	1,143
Due to subsidiaries	**–**	–	**8,581**	14,530
	112,730	117,238	**9,705**	15,673

The amounts due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

17. TRADE AND OTHER PAYABLES *(continued)*

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Less than 1 month	**37,586**	53,128
1 to 3 months	**15,140**	1,254
More than 3 months but less than 12 months	**651**	1,099
	53,377	55,481

18. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		**Present value of minimum lease payments**	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Finance leases due:				
Within one year	**193**	193	**142**	129
After one year but within two years	**193**	193	**157**	142
After two years but within five years	**322**	515	**296**	453
	708	901	**595**	724
Future finance charges	**(113)**	(177)	**–**	–
Present value of lease obligations	**595**	724	**595**	724

	Group	
	2009	2008
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**142**	129
Non-current liabilities	**453**	595
	595	724

The finance lease payments are repayable in 60 instalments, mature in August 2013 and bear interest at 9.6% *(2008: 9.6%)* per annum. The carrying values of the finance leases approximate their fair values.

19. SHARE CAPITAL

	2009		2008	
	Number of shares	**Amount**	*Number of shares*	Amount
		HK$'000		*HK$'000*
Authorised:				
12,000,000,000 ordinary shares of HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
Issued and fully paid:				
522,894,200 ordinary shares of HK$0.01 each	**522,894,200**	**5,229**	522,894,200	5,229

20. SHARE OPTIONS

(a) The Company

Pursuant to an employee share option scheme of the Company adopted in a special general meeting held on 25 October 1999, the directors of the Company, at their discretion, could invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. This scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms. All outstanding share options expired on 24 October 2009.

On 28 June 2002, the Company adopted a new share option scheme. Under the new share option scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the new share option scheme since adoption.

(b) Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to that subsidiary and its subsidiaries, any of its holding companies or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

20. SHARE OPTIONS *(continued)*

Summary of principal terms

A summary of the principal terms of the new share option scheme of the Company and Subsidiary Scheme Rules and Procedures is as follows:

(i) Purpose

The schemes are designed to enable the board to grant share options to eligible participants as (i) incentives and / or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group and (ii) motivation to worthy employees for high levels of performance in order to enhance long-term shareholder value.

(ii) Maximum number of shares

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the schemes and to be granted under any other share option schemes of the Company or the relevant subsidiary, shall not in aggregate exceed 10% of the shares in issue as at the date of approval of the schemes unless shareholder approval has been obtained. On 19 May 2009, shareholders of the Company approved a refreshment of the limit within which the total number of shares may be issued upon exercise of all options granted and to be granted under the share option schemes of the Company. As at 31 December 2009, there were no outstanding share options under the share option scheme adopted by the Company.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 months period up to and including the date of grant.

(iii) Exercise period and payment on acceptance of share options

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the new share option scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

20. SHARE OPTIONS *(continued)*

Summary of principal terms *(continued)*

(iv) Basis of determining the subscription price

Company share option scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Subsidiary scheme rules and procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) Remaining life of the scheme

The Company scheme is valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of its adoption.

During the year, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants.

Details of the share options granted and remaining outstanding at the end of the reporting period were as follows:

			Number of share options				
Date of grant	**Exercisable period**	**Exercise price** *HK$*	**As at 1 January 2008**	**Lapsed during 2008**	**As at 31 December 2008**	**Lapsed during 2009**	**As at 31 December 2009**
25.10.1999	25.10.2000 – 24.10.2009	1.40	15,000	–	15,000	(15,000)	–
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500	(7,500)	–
23.12.1999	23.12.2000 – 24.10.2009	2.00	35,000	–	35,000	(35,000)	–
28.04.2000	28.04.2001 – 24.10.2009	3.30	25,000	–	25,000	(25,000)	–
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000	(30,000)	–
25.10.2000	25.10.2001 – 24.10.2009	1.20	20,000	–	20,000	(20,000)	–
Total			132,500	–	132,500	(132,500)	–

All outstanding share options expired on 24 October 2009.

21. RESERVES

	Attributable to equity holders of the Company							
	Share premium	Exchange reserve	Capital redemption reserve	Contributed surplus	Accumulated profits	Total	Non-controlling interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Group								
As at 1 January 2008	68,341	1,067	6	83,489	65,353	218,256	1,005	219,261
Total comprehensive loss for the year	–	(336)	–	–	(43,458)	(43,794)	(275)	(44,069)
As at 31 December 2008	68,341	731	6	83,489	21,895	174,462	730	175,192
Total comprehensive income / (loss) for the year	–	1,597	–	–	19,034	20,631	(67)	20,564
Arising from acquisition of additional interest in a subsidiary	–	–	–	–	–	–	(663)	(663)
As at 31 December 2009	**68,341**	**2,328**	**6**	**83,489**	**40,929**	**195,093**	**–**	**195,093**
Company								
As at 1 January 2008	68,341	–	6	83,489	20,479	172,315	–	172,315
Total comprehensive income for the year	–	–	–	–	3,571	3,571	–	3,571
As at 31 December 2008	68,341	–	6	83,489	24,050	175,886	–	175,886
Total comprehensive income for the year	–	–	–	–	3,804	3,804	–	3,804
As at 31 December 2009	**68,341**	**–**	**6**	**83,489**	**27,854**	**179,690**	**–**	**179,690**

The following provides a description of the nature and purpose of each reserve within equity:

Share premium

The application of share premium is governed by the Companies Act 1981 of Bermuda (as amended).

Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

21. RESERVES *(continued)*

Contributed surplus

Contributed surplus represents the amounts transferred from the share premium account as a result of a capital reorganisation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the end of the reporting period:

	2009	2008
	HK$'000	*HK$'000*
Contributed surplus	**83,489**	83,489
Accumulated profits	**27,854**	24,050
	111,343	107,539

22. CASH GENERATED FROM OPERATIONS

	Group	
	2009	2008
	HK$'000	*HK$'000*
Profit / (Loss) before taxation	**11,606**	(29,460)
Interest income	**(295)**	(1,879)
Interest expenses	**46**	634
Interest on obligations under finance leases	**64**	33
Depreciation	**10,657**	10,525
Amortisation of intangible assets	–	10,701
Impairment losses on intangible assets	–	30,803
Impairment loss on goodwill	**3,237**	–
Exchange differences	**863**	(471)
Gain on disposal of property, plant and equipment	**(11)**	(135)
Allowance for doubtful debts	**4,569**	2,331
Changes in working capital:		
Trade and other receivables	**9,629**	(12,818)
Trade and other payables	**(4,757)**	12,283
Cash generated from operations	**35,608**	22,547

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise or maintain financial resources for the Group operations. The Group has various other financial instruments such as trade receivables and trade payables which arise directly from its business activities.

Exposures to currency, credit and liquidity risks arise in the normal course of the Group's business. Management of the Group monitors and manages these exposures to ensure appropriate measures are implemented on a timely and effective manner. The key policies on monitoring and controlling these risks are set out below.

Currency risk

Most of the transactions are denominated in the functional currency of each of the Group's entities and most of the Group's assets and liabilities, revenues and payments are denominated in Hong Kong dollars and United States dollars in which the Group considers there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged.

Credit risk

The Group's credit risks are primarily attributable to trade and other receivables. Management of the Group has a credit limit policy in place and exposures to credit risks are monitored on an ongoing basis. In order to minimise credit risk, management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure appropriate actions are taken to recover overdue debts.

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Liquidity risk

Individual operating units within the Group are responsible for their own cash management. To minimise liquidity risks, management of the Group regularly reviews the current and expected liquidity requirements of operating units to ensure they maintain sufficient reserves of cash to meet their liquidity requirements in the short and longer terms.

The maturity profile of the Group's financial liabilities at the end of the reporting period based on contractual undiscounted payments are summarised below.

	2009				
	On demand	**Less than 3 months**	**3 to 12 months**	**After 1 year but within 5 years**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest-bearing borrowings	–	59	134	515	708
Trade and other payables	8,282	103,405	1,043	–	112,730
	8,282	**103,464**	**1,177**	**515**	**113,438**

	2008				
	On demand	Less than 3 months	3 to 12 months	After 1 year but within 5 years	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest-bearing borrowings	–	2,829	1,686	708	5,223
Trade and other payables	10,402	105,788	1,048	–	117,238
	10,402	108,617	2,734	708	122,461

Fair value

The carrying values of all financial instruments approximate their fair values as at 31 December 2009 and 2008.

24. CAPITAL MANAGEMENT

The objectives of the Group's capital management are to safeguard its ability to continue as a going concern and to provide returns for shareholders. The Group manages its capital structure to maintain a balance between liquidity, investment and borrowings, and makes adjustments, including payment of dividends to shareholders or issues new shares in the light of changes in the economic environment. No changes were made in the Group's objectives, policies or processes in managing capital during the years ended 31 December 2009 and 2008.

The Group aims at maintaining a net surplus position and monitors capital on the basis of its net debt-to-equity ratio, which is net debt divided by total equity at the end of the reporting period, as follows:

	2009	2008
	HK$'000	*HK$'000*
Interest-bearing borrowings	**(595)**	(4,974)
Trade and other payables	**(112,730)**	(117,238)
Taxation payable	**(2,956)**	(3,848)
Less: Cash and bank balances	**197,426**	177,173
Net surplus	**81,145**	51,113
Total equity	**200,322**	180,421
Net debt-to-equity ratio	**N / A**	N / A

25. COMMITMENTS

Commitments under operating leases

At the end of the reporting period, the total future minimum lease payments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		**Company**	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**9,263**	11,515	**4,555**	4,555
In the second to fifth years inclusive	**4,353**	12,399	**2,955**	7,510
	13,616	23,914	**7,510**	12,065

Operating lease payments mainly represent rentals payable for certain office premises and directors' quarters. Leases are negotiated for and rentals are fixed for an average of 2 to 3 years.

Billing contract

The Group has a contract with a billing company through 30 September 2011 that requires a minimum monthly processing fee of HK$893,000. At the option of the Group, the contract can be terminated any time after 30 September 2010, upon 90 days notice.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

26. DEFERRED TAX

The movements for the year in the Group's recognised deferred tax assets and liabilities were as follows:

	Group		
	Tax losses	**Depreciation allowances**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
As at 1 January 2008	13,503	(382)	13,121
Income statement charges	(9,709)	(89)	(9,798)
As at 31 December 2008	3,794	(471)	3,323
Income statement credit	11,057	193	11,250
Exchange adjustments	–	(13)	(13)
As at 31 December 2009	**14,851**	**(291)**	**14,560**

The analysis of recognised deferred tax assets and liabilities, determined after appropriate offsetting, were as follows:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Deferred tax assets to be recovered:		
Within 12 months	**14,805**	3,690
Deferred tax liabilities to be settled:		
Within 12 months	**(185)**	(173)
After 12 months	**(60)**	(194)
	(245)	(367)
As at 31 December	**14,560**	3,323

26. DEFERRED TAX *(continued)*

Unrecognised deferred tax assets

	Group	
	2009	2008
	HK$'000	*HK$'000*
Tax losses	**104,888**	112,318
Deductible temporary differences	**7,071**	21,038
As at 31 December	**111,959**	133,356

The unrecognised tax losses of HK$402,716,000 *(2008: HK$428,995,000)* and deductible temporary differences of HK$30,192,000 *(2008: HK$63,641,000)* have no expiry dates under current tax legislation, except for tax losses of HK$219,656,000 *(2008: HK$237,338,000)* which are related to a subsidiary in the United States. These tax losses have a carry-forward period of 20 years from the year they arose and will begin to expire from 2020 onwards.

27. SEGMENTAL INFORMATION

The Group's management determines the operating segments for the purposes of resources allocation and performance assessment. The business segments of the Group comprise telecommunication services and other operations. The other operations include the provision of insurance brokerage and consultancy services.

Analysis of the Group's segmental information by business and geographical segments during the year are set out below.

(a) By business segments

Year ended 31 December 2009

	Tele-communication services	**Others**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
External sales	797,014	838	797,852
Results			
Segment results	36,672	28	36,700
Impairment loss on goodwill arising from acquisition of additional interest in a subsidiary	(3,237)	–	(3,237)
	33,435	28	33,463
Finance costs			(110)
Other operating income and expenses			(21,747)
Profit before taxation			11,606

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

27. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2009

	Tele-communication services HK$'000	Others HK$'000	Consolidated HK$'000
Assets			
– Reportable segments	212,416	417	212,833
– Unallocated assets			104,015
			316,848
Liabilities			
– Reportable segments	(114,922)	(481)	(115,403)
– Unallocated liabilities			(1,123)
			(116,526)
Other information			
Capital expenditures			
– Reportable segments	3,132	–	3,132
– Unallocated assets			8
			3,140
Interest income			
– Reportable segments	166	–	166
– Unallocated income			129
			295
Depreciation			
– Reportable segments	(10,232)	(8)	(10,240)
– Unallocated expenses			(417)
			(10,657)

27. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2009

	Tele-communication services	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Non-cash items other than depreciation			
– Reportable segments*	(4,569)	–	(4,569)
Finance costs			
– Reportable segments	(110)	–	(110)

* *excludes impairment losses on acquisition of additional interest in a subsidiary as disclosed above.*

Year ended 31 December 2008

	Tele-communication services	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
External sales	786,462	535	–	786,997
Inter-segment sales	–	40	(40)	–
	786,462	575	(40)	786,997
Results				
Segment results	21,744	2	–	21,746
Impairment losses on intangible assets	(30,803)	–	–	(30,803)
	(9,059)	2	–	(9,057)
Finance costs				(667)
Other operating income and expenses				(19,736)
Loss before taxation				(29,460)

Inter-segment sales are charged at prevailing market prices.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

27. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2008

	Tele-communication services	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Assets				
– Reportable segments	211,316	292	(40)	211,568
– Unallocated assets				95,280
				306,848
Liabilities				
– Reportable segments	(124,955)	(369)	40	(125,284)
– Unallocated liabilities				(1,143)
				(126,427)
Other information				
Capital expenditures				
– Reportable segments	13,641	–	–	13,641
– Unallocated assets				51
				13,692
Interest income				
– Reportable segments	786	–	–	786
– Unallocated income				1,093
				1,879
Depreciation and amortisation				
– Reportable segments	(20,314)	(8)	–	(20,322)
– Unallocated expenses				(904)
				(21,226)

27. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2008

	Tele-communication services	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-cash items other than depreciation and amortisation				
– Reportable segments*	(2,331)	–	–	(2,331)
Finance costs				
– Reportable segments	(667)	–	–	(667)

* *excludes impairment losses on intangible assets as disclosed above.*

(b) By geographical segments

Analysis of geographical segments are based on the geographical location of customers, or the location of assets, as appropriate.

	Year ended 31 December			
	Turnover from external sales		Property, plant and equipment	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
North America	**717,720**	692,249	**9,236**	14,565
Asia Pacific	**80,132**	94,748	**5,010**	7,169
	797,852	786,997	**14,246**	21,734

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2009	2008	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**797,852**	786,997	795,252	702,810	422,590
Profit / (Loss) before taxation	**11,606**	(29,460)	46,614	44,631	38,532
Taxation credit / (charges)	**7,361**	(14,273)	(2,394)	(3,999)	8,544
Profit / (Loss) for the year	**18,967**	(43,733)	44,220	40,632	47,076
	HK cents	*HK cents*	*HK cents*	*HK cents*	*HK cents*
Earnings / (Loss) per share					
Basic	**3.6**	(8.3)	8.6	8.6	10.0
Diluted	**3.6**	N / A	N / A	N / A	N / A

	Assets and liabilities of the Group as at 31 December				
	2009	2008	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**29,051**	25,424	73,937	79,642	23,025
Current assets	**287,797**	281,424	275,388	188,539	128,358
Total assets	**316,848**	306,848	349,325	268,181	151,383
Non-current liabilities	**698**	962	4,976	22,996	618
Current liabilities	**115,828**	125,465	119,859	113,068	59,693
Total liabilities	**116,526**	126,427	124,835	136,064	60,311
Net assets	**200,322**	180,421	224,490	132,117	91,072

Shareholder Information

Annual General Meeting

The 2010 Annual General Meeting will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 20 May 2010 at 11:00 a.m. A notice of the Annual General Meeting is published on both the websites of Hong Kong Exchanges and Clearing Limited and the Company on 14 April 2010, and a copy thereof is printed on the circular to the shareholders of the Company (the "Shareholders") dated 14 April 2010 and despatched to the Shareholders and other recipients together with this 2009 Annual Report.

Shareholder Enquiries

Any enquiries relating to your shareholding, for example transfer of shares, change of name or address, or lost share certificates, should be sent to the Registrars:

Share Registrar in Bermuda	Butterfield Fulcrum Group (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch Share Registrar in Hong Kong	Tricor Secretaries Limited 26th Floor Tesbury Centre 28 Queen's Road East Wanchai Hong Kong

Any enquiries relating to your holding of the Company's American Depositary Receipts ("ADR") should be sent to the Depositary, The Bank of New York Mellon at BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA.

Investor Relations

Enquiries may be directed to:

Investor Relations Team
e-Kong Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Telephone:	+852 2801 7188
Facsimile:	+852 2801 7238
Email:	investor@e-kong.net

American Depositary Receipt Programme

In May 2003, the Company launched its Level 1 ADR Programme, whereby the Company's shares are now able to be priced and quoted in US Dollars and traded as American securities under the ticker symbol "EKONY" in the United States.

For further information, please contact the Depositary, The Bank of New York Mellon at BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA or through its website *www.adrbny.com* or toll-free number 1-888-269-2377.

Corporate Communications

On 15 September 2003, the Company sent a letter to the Shareholders to enable them to select, among others, to receive all future corporate communications of the Company in either the English language or the Chinese language or both languages. This 2009 Annual Report, in either the English language or the Chinese language or both languages, is being delivered to each Shareholder in accordance with his / her selection made or, if no selection has been made by the Shareholder, the arrangement as set forth in the said letter.

Shareholder Information (continued)

Shareholders may also obtain this 2009 Annual Report in the language other than that he / she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. For further enquiries, please contact Tricor Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

股東亦可向本公司之股份過戶登記處香港分處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）索取此二零零九年年報之另一語言文本。如欲查詢更多資料，請聯絡卓佳秘書商務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

This 2009 Annual Report, in both the English and Chinese languages and in accessible format, has been made available on the Company's website and a soft copy thereof has been submitted to Hong Kong Exchanges and Clearing Limited.

Shareholders may at any time choose to receive corporate communications in printed form or electronically.

In order to elect to receive corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to the Company or Tricor Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong a prescribed instruction slip by mail or by email to *ekong524-ecom@hk.tricorglobal.com*, a copy of which is printed at the end of this 2009 Annual Report and is available on the Company's website (*www.e-kong.com*).

$50 Credit

Shareholders are encouraged to choose to receive corporate communications electronically, which will help reduce paper consumption and save printing and mail costs for the Company. As a token of appreciation of Shareholders' support, Shareholders who complete, sign and return the instruction slip to the Company or its Branch Share Registrar in Hong Kong, Tricor Secretaries Limited, on or before 30 June 2010, opting for receiving corporate communications by electronic means, will each be entitled to HK$50 credit for IDD calls made with ZONE Hong Kong *(www.zone1511.com)*. An email confirmation will be sent by ZONE Hong Kong to every entitled Shareholder's email address registered for receipt of the corporate communications through electronic means on or about 31 July 2010.

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
c/o Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*
In future,

❐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR

❐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR

❐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*
In future,

❐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR

❐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR

❐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

❐ In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in 1(a) and (b) above:

My / Our E-mail Address: ____________________

(for notification of Corporate Communication release)

❐ I / We would like to change my / our E mail Address as follows:

My / Our New E-mail Address: ____________________

(for notification of Corporate Communication release)

With effect from: ____________________

Signature: ____________________ Date: ____________________

Name of Shareholder: ____________________

Address: ____________________

Contact telephone number: ____________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company ("Shareholders") until you notify the Company the otherwise by reasonable notice in writing.

2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.

3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by completing, signing and returning this instruction slip to the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, by mail or by email to *ekong524-ecom@hk.tricorglobal.com*.

4. A soft copy of this instruction slip is available on the Company's website.

關於將來收取公司通訊之
指示回條

致： **e-Kong Group Limited**（「本公司」）
由卓佳秘書商務有限公司轉交
香港
灣仔皇后大道東28號
金鐘匯中心26樓

請只在指示回條中一個方格內劃上✓號

1. 印刷形式

(a) *完整財務報告及其他公司通訊（英文、中文或中英文）*
於將來，
- ❒ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或
- ❒ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或
- ❒ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b) *財務摘要報告及其他公司通訊（英文、中文或中英文）*
於將來，
- ❒ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或
- ❒ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或
- ❒ 本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2. 電子形式

❒ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文1(a)及(b)段所述之任何或所有印刷文本：

本人／吾等之電郵地址：____________________
（通知發佈公司通訊適用）

❒ 本人／吾等願意更改本人／吾等之電郵地址如下：
本人／吾等之新電郵地址：____________________
（通知發佈公司通訊適用）

生效日期：____________________

簽署：____________________ 日期：____________________

股東姓名：____________________

地址：____________________

聯絡電話號碼：____________________

附註：

1. 上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至 閣下於合理時間以書面通知本公司另作選擇為止。
2. 將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司可供索閱。
3. 股東有權於任何時間填妥及簽署本指示回條並以郵寄方式或電郵至*ekong524-ecom@hk.tricorglobal.com*，將其交回本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，要求更改收取公司通訊之語言版本及形式。
4. 本指示回條之電子格式檔於本公司網頁登載。



3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238
Web: www.e-kong.com




Mixed Sources
FSC

e-KONG Group Limited

二零零九年　年報

股份代號: 524



聯繫 · 我們

e-K港NG

公司資料

董事會

執行董事
衛斯文*(主席)*
林祥貴

非執行董事
許博志
葉豐平

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
瑪澤會計師事務所有限公司
執業會計師

法律顧問
的近律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

主要股份過戶登記處
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

美國預託證券存管處
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目錄

財務撮要

	二零零九年 千港元	二零零八年 千港元	百分比變動
營業額	**797,852**	786,997	+1%
EBITDA	**25,610**	23,236	+10%
資產淨值	**200,322**	180,421	+11%
現金及銀行結餘	**197,426**	177,173	+11%

營業額
（千港元）



795,252
786,997
797,852
800,000
400,000
0
2007
2008
2009

EBITDA
（千港元）



80,000
65,673
40,000
23,236
25,610
0
2007
2008
2009

資產淨值
（千港元）



224,490
250,000
200,322
180,421
125,000
0
2007
2008
2009

現金及銀行結餘
（千港元）



197,426
181,662
177,173
200,000
100,000
0
2007
2008
2009

e-KONG集團主要營運附屬公司之業務為提供電訊服務。本公司在香港聯交所主板上市(香港聯交所股份代號：524)，並透過The Bank of New York Mellon推出第一級美國預託證券計劃(股票代號：EKONY)。

本集團之主要經營業務ZONE目前在美國、中國、香港及新加坡均有業務，利用最新科技平台及先進網絡設施提供多元化的語音及數據服務與資訊科技解決方案，為客戶提供度身訂造以切合其需要的多項裝置及增值服務，並為客戶提供工具及功能以管理彼等的需要。

主席報告書

儘管大多數人視二零零九年為甚艱難的一年，但本集團毋懼挑戰迎難而上，在全球經濟嚴峻之環境下發展更強健，迅速復元，本集團於本年度在多方面取得了突破。

於二零零八年第四季及於二零零九年上半年，在積極建立及轉型我們核心業務ZONE之同時，本集團亦進行了若干短期業務及營運計劃，迅速因應市場波動狀況而作出調整。我們採取若干措施善用本集團之現有資產、維持經營利潤、提高我們的業務效益，並鞏固我們的財力。就二零零九年全年，本集團錄得其歷來最高營業額，EBITDA表現有所提升，且重獲盈利，顯示出我們所重視平衡收益增長與保留現金資本，並同時維持業務利潤之策略成效。

縱使金融風暴最壞時刻可能已經過去，宏觀經濟狀況亦已開始穩步復甦，惟我們繼續實踐我們的策略以確保能長遠持續經營，及讓股東可取得公平合理之投資回報，並時刻不忘面前業內之其他挑戰。尤其是，話音商品市場競爭依然激烈。ZONE並無只顧透過降低價格以提升競爭力，反而專注於與客戶建立更深厚關係、瞭解其需要，及設計出符合其要求之解決方案，從而讓客戶稱心滿意。ZONE亦體會到擴展其銷售分銷網絡以接觸更多客戶之需要。針對這個目標，ZONE不僅於美國之不同地區積極招募新渠道銷售人員，於新加坡除增加其直接銷售人員外，亦委聘了大量市場推廣代理，務求接觸更多客戶。ZONE現時亦向其現有客戶交叉銷售新穎之語音與數據產品與服務，令其客戶關係更深更廣。

為了維持競爭力及能夠把握增長機會，ZONE業務一直不斷蛻變，並擴展其技術及網絡平台，以迎合客戶需求以及在競爭對手中脫穎而出。於二零零九年，ZONE採取審慎方針管理其資本開支，僅投資於不單可提供即時回報，及可漸增擴展作長遠增長之開支。在美國，儘管ZONE之資本開支只有著輕微增加，惟ZONE透過將更多的客戶話音傳送至其交換機設備，從而於轉駁通訊方面更具靈活性及更好地利用其數據網絡之能力，致使毛利仍有所提高。在亞洲，ZONE亦透過運用其現有網絡基建及內部資訊科技資源，向本地及海外企業客戶推介其客戶關係管理(CRM)及國際專線(IPLC)相關解決方案及應用程式。

在ZONE業務將有所增長之預期下，及有見於ZONE將致力降低成本以及推出新增及改良服務，預期ZONE於來年將作出投資，擴闊其網絡覆蓋範圍，增加其容量及加強其服務平台之功能。例如，因應其網絡之預期通訊增長，ZONE美國將加強其軟交換機設備，及在其整個網絡實施本地號碼可攜帶性(LNP)對照，以增加營運透明度、提高靈活性及進一步增加經營利潤。在亞洲，ZONE近期已推出其香港及中國間之專用網際規約中樞

(IP backbone)，該基建將有利其提供額外增值服務，亦可優化其跨境客戶之網絡安全性及可靠性。ZONE計劃將其網際規約中樞(IP backbone)伸延至其新加坡設施，屆時將可為其於香港及新加坡之網絡提供支援後備網絡資源及靈活性，鞏固其於亞洲區內領先地位及於亞洲未來之增長維持競爭優勢。

本集團實踐我們以自然增長方式穩步建立其ZONE業務策略之同時，我們積極評估於美國及亞洲之合併及收購(併購)機會。在現時行業及經濟仍未明朗之情況下，電訊業存在著許多潛在併購目標，其中以美國為甚，我們將格外審慎，以確保所進行之任何交易透過產生顯著營運及業務協同效益，以及體現股東價值，為雙方帶來共同利益。於二零一零年，我們預料本集團將可落實若干能為我們股東以及客戶、業務夥伴及僱員帶來最大利益之交易機會。

本集團之財務狀況穩健，資產負債結構穩固，且能產生穩定現金流量，及無未償還之長期債務。展望未來，我們將繼續採取積極部署，加強我們的財政實力及發掘可善用本集團的資源之機會，為我們的股東帶來更高價值，其中包括作出投資以發展ZONE業務，及發掘我們現有電訊業務以外之投資機會。

葉豐平先生獲委任為董事會之非執行董事，自二零零九年五月二十五日起生效。本人謹代表董事會，歡迎葉先生加入領導團隊。本人亦謹藉此機會，對全體董事全寅及僱員為本集團所付出之寶貴努力及所表現之專注投入致以忠心謝意，並感謝所有客戶、股東、業務夥伴及專業顧問一直以來之支持。

主席
衛斯文
二零一零年三月二十六日

業務回顧

整體表現

於二零零九年，儘管面對全球經濟環境不明朗及電訊市場競爭激烈的情況，尤其是回顧上半年度，本集團之營業額仍能創新高，並重獲盈利。本集團之營業額由二零零八年787,000,000港元增加10,900,000港元至二零零九年之797,900,000港元。股權持有人應佔業績由去年之43,500,000港元(已包括減值虧損30,800,000港元)之虧損狀況，改善至純利19,000,000港元。EBITDA為25,600,000港元，而去年則為23,200,000港元。本集團之財務狀況持續增強，年終之資產淨值由去年180,400,000港元提升至200,300,000港元。現金及銀行結餘由177,200,000港元增加至197,400,000港元，而所有銀行借款已於本年度上半年全數償還。經營表現及財務狀況得以改善，乃主要由於本集團協力擴闊其收益基礎、保持毛利率貢獻、降低經營成本及審慎管理其資源所致。

美國業務

於二零零九年，ZONE美國再次證明其克服重大困難之能力，並在這困難重重之一年裡，一直保持盈利能力及強健現金流量。儘管行業持續出現變動，令ZONE美國於ILEC及企業分部業務之經營表現大受影響，惟其營業額仍錄得按年3.7%增加，由692,200,000港元升至717,700,000港元。

ZONE美國之相關網絡商繼續調高ILEC分部之收費，而於企業分部，網絡商對通話時間較短之客戶收取罰款。ZONE美國須採取不同的措施，以緩和服務成本之升幅。為應付網絡商於ILEC分部之收費增加，於二零零九年期間，ZONE美國成功轉移逾750,000個電話號碼至其本身之交換機設備。此外，ZONE美國與網絡公司合作，利用其較低成本之網絡，從ILEC區域擴展連接至ZONE美國之交換機設備，從而滿足其客戶對專線服務(作為現有長途電話服務以外更經濟實惠之選擇)之需求。於企業分部，短通話時間罰款令ZONE美國之電話中心客戶大受影響。為維持利潤率，ZONE美國與網絡商重新展開磋商，以取得更公平之收費機制，並收取月費，以及將網絡商罰款轉嫁予客戶。ZONE美國亦就各網絡商成立精密的監察機制，以確保最少罰款出現。

開發新產品亦為ZONE美國致力提高經營利潤之一項關鍵。ZONE美國重新推出已提升價值之會議產品、設計有利向企業分部其他縱向市場進行銷售之新服務，例如優化後之本地服務及直接撥入VoIP服務(DID)，以及推廣依賴其本身網際規約網絡之數據產品。新增此等產品令客戶群更多元化，並鼓勵ZONE美國之代理分銷商更專注於較高利潤率市場。

亞洲業務

ZONE亞洲於二零零九年之營業額錄得79,300,000港元，而二零零八年則為94,300,000港元。儘管ZONE亞洲透過持續市場推廣及客戶服務上之努力，將客戶流失維持於可控制水平，惟由於IDD市場競爭仍然十分激烈，故IDD服務之

每戶平均收入(ARPU)持續下跌。於二零零九年全年，ZONE亞洲一直專注於實踐其業務模式轉型策略，並擴闊其收益基礎至利潤率較高之改良數據及語音解決方案及服務，藉此抵銷其IDD相關收益之跌幅。

在香港，ZONE透過加強其技術團隊、分配額外產品開發資源、聘請更具豐富技術知識之銷售人員，以及提供培訓予其技術及非技術人員，進一步將其機構發展成更加以解決方案為本。此外，為加強其競爭優勢，ZONE香港已完成安裝其香港及中國間之網際規約中樞(IP backbone)基建，並將之投入服務，該基建能增加其提供更多增值服務之能力，亦可優化其跨境客戶之網絡安全性及可靠性。

在新加坡，ZONE之市場推廣工作分成更多分部，並引入一系列可因應各分部客戶之要求而度身訂造之新服務產品。ZONE新加坡繼續為其核心服務引入多項優化工程，務求保持競爭力。ZONE新加坡為其廣大企業客戶群引入數據服務，包括倚賴其國際網絡商夥伴之廣濶數據網絡運作之多協議標簽交換(MPLS)及國際專線(IPLC)服務。展望未來，ZONE新加坡將透過其眾多服務產品制定廣闊基礎收益策略，亦透過多項業務合作模式擴大其區域性市場。

展望

鑒於二零零九年上半年市場並不明朗，本集團秉持其優先保持經營利潤率及維持財務狀況穩健之策略。該等措施成功為本集團取得優勢，充分把握二零零九年下半年市場氣氛改善之時機，從本集團營業額上升及財政實力增強可見。儘管目前仍未臻完美，惟能夠在困難重重之營商環境中取得如此成績，已足以顯示本集團已重回軌道履行其策略目標，將ZONE發展為具持續經營能力並以解決方案為本之電訊及資訊科技服務供應商，為全球客戶提供多類產品及服務。展望二零一零年，本集團將繼續多元化及以自然增長方式發展其ZONE業務，並同時務求完成至少其中一項現正尋求之併購機會。

財務回顧

營業額

截至二零零九年十二月三十一日止年度，儘管市況艱難(尤其是首六個月)，惟本集團仍錄得歷來最高營業額797,900,000港元，較二零零八年787,000,000港元增長10,900,000港元，或1.4%。在業務各分部間，ZONE美國錄得之營業額由二零零八年之692,200,000港元增加3.7%至二零零九年之717,700,000港元，而ZONE亞洲(包括本集團於中國、香港及新加坡之電訊業務)於二零零九年之營業額為79,300,000港元，而二零零八年則為94,300,000港元。

總經營開支

隨着本集團採取其節省成本措施，二零零九年之總經營開支由二零零八年182,800,000港元減少至173,000,000港元。而在其他方面之努力外，本集團亦於多種銷售項目中調整成本效益，從而令銷售及分銷開支由二零零八年50,500,000港元(佔該年度營業額6.4%)減少至二零零九年之42,600,000港元(佔營業額5.3%)。

業績

受惠於收益增加及總經營開支減少，本集團於本年度之經營溢利由去年2,000,000港元增加9,700,000港元至11,700,000港元。於二零零九年，本集團錄得純利19,000,000港元，較去年43,700,000港元(已包括減值虧損30,800,000港元)之虧損狀況有重大改善。

同樣地，本集團之EBITDA由二零零八年23,200,000港元增加至二零零九年之25,600,000港元。

資本結構、流動資金及融資

年內，藉着其美國及亞洲之電訊業務帶來正面貢獻，使本集團繼續維持穩健之流動資金狀況。於二零零九年十二月三十一日，本集團之資產淨值由二零零八年十二月三十一日之180,400,000港元增加至200,300,000港元。

現金及銀行結餘(不包括已抵押銀行存款)由二零零八年年底177,200,000港元增加至二零零九年十二月三十一日之197,400,000港元。此外，於二零零九年十二月三十一日，本集團已抵押為數2,200,000港元之銀行存款予銀行，作為銀行向供應商提供擔保之抵押，而在二零零八年十二月三十一日則為2,200,000港元。

本集團之銀行借款(指就二零零六年WRLD Alliance交易借予一間附屬公司之銀行貸款)已於二零零九年第二季全數償還，因此於二零零九年十二月三十一日，並無尚未償還之銀行借款(二零零八年：4,300,000港元)。

於二零零九年十二月三十一日，本集團之設備租賃融資負債為600,000港元，較二零零八年十二月三十一日700,000港元減少17.8%。

本集團之負債資產比率(按借款總額佔資產淨值之百分比計算)由二零零八年之2.8%改善至0.3%，主要由於在二零零九年第二季全數償還銀行貸款所致(如上文所述)。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兌

美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。倘新加坡業務之現金流入於未來增加而外匯市場繼續波動，本集團將繼續密切監察新加坡元兑美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。就此方面，本集團於二零零九年十二月三十一日，並無進行相關對沖。

或然負債及承擔

於二零零九年十二月三十一日，並無重大或然負債或承擔。

董事會

董事會

衛斯文，65歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group(一個從事流動通訊業務的私營集團公司)主席兼創辦成員，以及Automotive Technology Group Limited之非執行主席。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司(例如和記電訊、Orange、亞洲衛星、衛視及新城電台)，以及由Distacom牽頭而在香港、意大利、印度、日本及馬達加斯加之流動通訊業務之建立有著重大影響。

林祥貴，50歲，執行董事，於一九九九年十月獲委任。林先生來港前，曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

許博志，48歲，非執行董事，於二零零一年十二月獲委任。彼現時為TPIZ Resources Limited之創辦人，該公司建基於香港，並投資及發展中國之環保項目。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職香港和記電訊及美國Motorola, Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。

葉豐平，46歲，非執行董事，於二零零九年五月獲委任。葉先生於中國電信行業擁有二十年經驗。於加入本公司前，葉先生曾擔任中信21世紀有限公司之首席營運官，及中國聯通股份有限公司之執行董事兼副總裁。在此之前，彼曾為中國聯通股份有限公司(於香港上市之公司)之執行董事兼副總裁。葉先生為高級工程師，於一九八四年畢業於南京郵電學院，主修電信工程，並獲得明尼蘇達大學卡爾森管理學院之工商管理碩士學位。

韋雅成，55歲，獨立非執行董事，於二零零一年八月獲委任。彼亦為CIBT Education Group, Inc.之獨立非執行董事。韋雅成先生為合資格律師及韋雅成律師行之顧問律師。彼自一九八五年起在香港執業，包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

高來福 太平紳士，67歲，獨立非執行董事，於二零零四年九月獲委任，亦為泰山石化集團有限公司及富豪資產管理有限公司(富豪產業信託之管理人)及Elixir Gaming Technologies, Inc.之獨立非執行董事。高來福先生曾為香港安永會計師事務所之創辦成員兼副主席。高來福先生自會計界別退休後一直從事教育事務，包括設立國際學校及提供顧問服務。高來福先生亦一直積極參與各類社區服務，例如為聯合國兒童基金香港委員會及香港董事學會之創會成員。於一九九七年，高來福先生獲委任為太平紳士。

Gerald Clive Dobby，70歲，獨立非執行董事，於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職，目前於數間香港及海外公司擔任董事職務。

公司秘書

劉偉明，39歲，法律顧問兼公司秘書，於二零零零年六月加入本公司。劉先生為香港合資格律師。加入本公司前，劉先生曾任另一家香港聯交所上市公司之法律顧問。劉先生於香港大學畢業，持有法律學士學位，及中國政法大學頒發之民商法證書。

企業管治報告

引言

本公司董事致力維持高水平之企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。

本公司董事會(「董事會」)已於二零零五年前制定書面政策指引，使各董事可根據列明之範疇及指引有效地貫徹履行其各自之職責，更可加強本公司之企業管治常規，從而提升公司形象，並確保股東、監管機構及公眾人仕之信心。

二零零四年十一月，香港聯合交易所有限公司(「聯交所」)頒佈企業管治常規守則(「企業管治守則」)，並於二零零五年一月一日後開始之會計期間生效。聯交所隨後就有關企業管治常規之聯交所證券上市規則(「上市規則」)作出進一步修訂。董事會已修訂本公司之書面政策指引，並採取其他必須行動，以符合企業管治守則中之所有守則條文及若干建議最佳常規。董事會定期審閱該等書面政策指引，並致力於不斷改善慣例及確保企業道德文化得以維持。

董事會

董事會共同負責本公司之所有業務及事宜。根據本公司之公司細則，董事會已委派執行董事負責本公司業務之日常管理，並集中於政策、財務及控股事宜之整體策略；同時授權薪酬委員會負責訂立機制，以釐定本集團之薪酬架構及政策及批准本集團之年度薪酬及獎勵計劃等事宜。

於二零零九年十二月三十一日，董事會包括兩位執行董事衛斯文先生與林祥貴先生；兩位非執行董事許博志先生及葉豐平先生；以及三位獨立非執行董事韋雅成先生、高來福先生 太平紳士與 Gerald Clive Dobby先生。

除下文所闡述之偏離事項外，就本公司董事所知，概無任何資料足以合理顯示本公司於截至二零零九年十二月三十一日止年度內任何時間未有或未曾遵守企業管治守則。

企業管治守則守則條文A.2.1訂明主席與行政總裁之角色應有區分，並不應由一人同時兼任，使責任不會集中於一位人士。本公司已確立及以書面記錄本公司主席及行政總裁(由董事總經理出任)之各自責任，制訂成為其書面政策指引之一部份，當中明確說明主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。然而，在董事會一致批准下，主席衛斯文先生自二零零七年六月十六日起，兼任本公司之行政總裁一職。董事會不時重新評估偏離企業管治守則A.2.1可能產生之負面影響，並相信將主席及行政總裁之職務授予同一人士使擴展藍圖規劃以及實施業務計

劃及發展策略更有效益及效率。同時，相信由於董事會由經驗豐富之優秀人才組成，並有足夠數目之獨立非執行董事，權力及授權之平衡並無減弱，而具效率之董事會可充分確保其平衡。

董事會定期舉行會議，董事亦會於董事會須就重大事項作出決策時召開會議。董事會成員在召開董事會會議前均獲提供足夠及最新之資料，確保董事在履行其責任時，可作出知情之決定。於回顧年度內，董事會共舉行了四次會議，於二零零九年之會議平均出席率為96%，如下所示。

董事姓名	出席次數／二零零九年 董事會會議次數	出席率
衛斯文*(主席)*	4 / 4	100%
林祥貴	4 / 4	100%
許博志	3 / 4	75%
葉豐平*(於二零零九年五月二十五日獲委任)*	2 / 2	100%
韋雅成	4 / 4	100%
高來福 太平紳士	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

當實際情況難以召開會議時，本公司會向全體董事傳閱董事會書面決議案連同全套相關文件之副本供其考慮及批准，以代替召開會議。所有該等書面決議案均由全體董事一致批准。

公司秘書存置董事會以及其委員會之會議記錄及書面決議案，有關該等記錄可供董事於所有合理時間查閱。

委任及重選

所有非執行董事均有指定任期，任期屆滿後可予續期，固定年期為三年，但其中一方可向另一方發出不少於一個月書面通知予以終止。所有董事(包括執行董事及非執行董事)當於股東週年大會上輪值退任，並符合資格膺選連任。

按照本公司之公司細則，於每屆股東週年大會上，不少於當時三分之一之董事須輪值退任，惟每名董事須最少每三年輪值告退一次。因填補臨時空缺獲委任或新增加入當時董事會之任何董事，須留任至本公司下一屆股東週年大會為止，並符合資格可於該大會上膺選連任。據此，葉豐平先生將於應屆股東週年大會上膺選連任。

董事委員會

董事會將若干權力、權限及酌情權授予多個董事委員會，該等委員會由被視為合適之董事組成。該等委員會貫徹執行企業管治守則之守則條文及董事會訂定之書面政策指引內所規定之指引及規例(如適用)，並達到組成委員會之目的。

執行管理委員會

執行管理委員會現時由兩名執行董事組成。委員會主要負責指導、策劃及管理本集團之業務及營運，制定策略及政策以供董事會考慮，並執行該等策略及政策，從而以有效益及有效率之方式達到本集團之整體業務目標。

一般而言，委員會每月定期舉行會議，並與本集團各項業務之高級管理層檢討本集團之業務表現。當有需要時亦會舉行臨時會議，委員會亦經常參與非正式之討論。於二零零九年，委員會共舉行了十一次正式會議，於二零零九年之會議出席率為100%，如下所示。

董事姓名	出席次數／二零零九年 執行管理委員會會議次數	出席率
衛斯文*(委員會主席)*	11 / 11	100%
林祥貴	11 / 11	100%

審核委員會

董事會於一九九九年九月二十九日設立審核委員會，成員包括三名董事會成員，全部均為獨立非執行董事。董事會過往已採納列明委員會之權限及職責與其會議程序，而且根據香港會計師公會頒佈之「審核委員會有效運作指引」所載之推薦意見制定之書面職權範圍，及後根據企業管治守則修訂及列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策，以確保符合企業管治守則之規定及最佳市場慣例。

該委員會之主要職責為檢討本公司財務報告之質量及公平性，並考慮核數審查之性質及範疇。該委員會亦評估本集團會計、財務及內部監控機制之有效性。

該委員會獲授權在其職權範圍內進行或授權調查任何活動。

於二零零九年，該委員會共舉行了兩次會議，審閱本集團中期及全年業績之綜合財務報表，並向董事會作出建議，尤其是評估會計政策及慣例之任何變動、主要判斷範疇及是否遵守適用法律及會計規定及準則，以及例如評估內部監控機制等其他事宜。審核委員會亦已與本公司管理層及

核數師審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務申報事宜(包括審閱本集團截至二零零九年十二月三十一日止年度之經審核綜合財務報表)進行討論。

於二零零九年舉行之會議出席率為100%，如下所示。若委員會認為必要，本公司之外聘核數師及行政人員均列席會議並回答任何提問。會議之詳細記錄已書面記錄並呈交董事會以供參考及審閱。此外，該委員會於年內舉行了多次臨時會議，與本公司之管理層討論會計、申報及其他事宜。

董事姓名	**出席次數／二零零九年 審核委員會會議次數**	**出席率**
高來福 太平紳士*(委員會主席)*	2 / 2	100%
韋雅成	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

本公司之外聘核數師根據其審核計劃之範疇，於進行法定審核過程中，檢討本公司之重大內部財務監控之有效性。審核期間留意到之任何違規事宜及內部監控不足之處，將向委員會呈報及由委員會處理核數師對上述事宜之推薦意見。

薪酬委員會

薪酬委員會於二零零一年十二月十八日成立。年內，委員會由主席衛斯文先生，與韋雅成先生及高來福先生 太平紳士(均為獨立非執行董事)組成，而林祥貴先生(另一執行董事)則為衛斯文先生之替任成員。董事會已根據企業管治守則採納一套列明委員會之權限及職責與會議程序之書面職權範圍，並將其列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策，以確保符合企業管治守則之規定及最佳市場慣例。

委員會經參考公平及客觀標準後，負責釐定一項機制，以制訂本集團之薪酬架構及政策、批准本集團之年度薪酬及獎勵計劃，尤其是釐定執行董事及高級管理層之薪酬組合、經參考公司之目標及宗旨後檢討及批准按表現發放之薪酬計劃，並按照董事會之指示處理有關薪酬之該等其他事宜。於回顧年度，委員會舉行了一次會議，出席記錄如下。

董事姓名	**出席次數／二零零九年 薪酬委員會會議次數**	**出席率**
衛斯文*(委員會主席)*	1 / 1	100%
韋雅成	1 / 1	100%
高來福 太平紳士	1 / 1	100%

董事對財務報表之責任

董事確認彼等負責按照法定規定及適用報告準則，按持續經營基準編製及真實而公平地呈報本公司及本集團截至二零零九年十二月三十一日止年度之財務報表。

內部監控

董事會全權負責維持本集團內部監控機制及檢討其成效。本集團之內部監控機制乃就重大誤報或虧損提供合理保障而設，以管理系統失效風險及協助達成本集團目標。有關機制亦用於保障本集團之資產，確保維持適當會計記錄、本公司在會計及財務匯報職能方面之資源、員工之資歷及經驗是否足夠，及遵守適用法律、規則及規例。

董事會認為，檢討及改善本集團之內部監控機制以確保能應付高流動及瞬息萬變之營商環境及監管架構乃一項持續進程。審核委員會每年均會聯同由本公司核數師負責之工作檢討本集團之內部監控機制。作為持續識別、評估及管理本集團面臨之重大風險之程序的一部份，董事會已委任一名擁有豐富經驗之行政管理人員負責評估及檢討ZONE在各地業務(由ZONE美國開始)之所有重大業務進程及程序。董事會認為本集團之內部監控機制得到合理實行。然而，本集團將繼續檢討本集團之內部監控機制之有效性，特別是特定之業務程序，並於將來有需要時，考慮設立內部審核部門以協助達成此程序之目標。

董事及高級職員之責任保險

誠如企業管治守則內載有建議之最佳常規所建議，本公司已安排適當責任保險，就本集團之董事及高級職員就(其中包括)對其採取之法律行動及因公司事務所產生責任提供彌償保證。本公司會每年審閱受保範圍。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載上市發行人董事進行證券交易的標準守則(標準守則)作為本身之證券守則。全體董事經本公司特定查詢後確認，於截至二零零九年十二月三十一日止整個年度已全面遵守標準守則所載之所需標準。

核數師酬金

於截至二零零九年十二月三十一日止年度，應付予本集團核數師之酬金約為1,696,000港元，當中1,426,000港元為審核服務之費用，而270,000港元為稅務及其他非審核服務之費用。

董事會報告書

本公司董事會(「董事會」)現提呈本公司及其附屬公司(統稱「本集團」)截至二零零九年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司之主要業務為投資控股。

本集團之主要營運附屬公司之業務為提供電訊服務。本集團之ZONE電訊業務目前在美國、中國、香港及新加坡均有營運。本集團於財政年度之營業額主要包括來自該等營運之收益。

在美國，本公司之全資附屬公司ZONE Telecom, Inc.(「ZONE美國」)為聯邦電訊局(FCC)之持牌電訊營運商，業務遍佈美國各地。ZONE美國*(www.zonetelecom.com)*為家居及企業市場分別提供消費者及商業電訊解決方案。此外，ZONE美國亦為領先電訊服務批發供應商，為遍佈美國鄉郊及較小都市地區之獨立交換網絡商(ILECs)及其他分銷商提供電訊服務。ZONE美國之產品包括專線及轉駁長途話音服務、本地專線服務、已提升之免費專線電話服務、數據服務、電話會議、網上客戶支援工具、網際規約話音(VoIP)服務、商業IP寬頻，以及流動虛擬網絡營辦商(MVNO)流動電話服務。

在香港，本公司之全資附屬公司ZONE Limited(「ZONE香港」)為持有香港電訊管理局發出牌照之電訊服務供應商。ZONE香港專門從事提供電訊及資訊科技相關服務及解決方案。ZONE香港於一九九九年創立，經過多年發展後，由一間國際長途(IDD)服務供應商*(www.zone1511.com)*蛻變至為中小企業及大型企業之技術夥伴，為客戶提供話音及數據解決方案，讓彼等可達到或超越其需求*(www.zonetel.com)*。憑藉有關資訊科技基建、IP電話及PBX之豐富背景知識，並擁有強勁的話音及數據網絡，ZONE香港除為客戶提供IDD服務及多元化增值服務外，同時亦提供多系列產品及服務，包括IP電話(顧問服務、建設服務、香港電話接續服務及國際通話服務)、客戶關係管理機制(ZONE CRM)、企業電訊設施(如IPLC、MPLS及IP VPN、網絡傳真、網絡會議及網頁回撥服務)。

在中國，本公司之全資附屬公司深圳盈港科技有限公司（「ZONE 中國」）之建立是為了進軍中國電訊市場的市場推廣及轉售部份。透過與中國地方企業的商業管理及顧問服務安排，ZONE 中國在深圳參與推廣和轉售中國移動及中國電信之集團公司的語音及數據產品與服務。

在新加坡，本公司之全資附屬公司ZONE Telecom Pte Ltd(「ZONE新加坡」)為持有新加坡資訊通信發展管理局發出牌照之資訊服務供應商。其目標旨在迎合商業機構(中小企業以至跨國企業)的通訊需要。ZONE新加坡*(www.zone1511.com.sg)*提供一系列全面話音及數據服務及解決方案，以協助商業機構在不影響質素及可靠性之情況下，提高其經營效率，節省最多成本。

其他主要附屬公司之業務概要載於財務報表附註14。

分部資料

本集團截至二零零九年十二月三十一日止年度按業務及地區分部劃分之分部資料分析載於財務報表附註27。

業績及股息

本集團截至二零零九年十二月三十一日止年度之業績載於第23頁之綜合收益表內。

董事會不建議就截至二零零九年十二月三十一日止年度派發股息(二零零八年：無)。

集團財務概要

本集團過去五個財政年度之業績與資產及負債概要載於第64頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本年度總營業額約22.8%，其中最大客戶之銷售額佔約9.0%。

五大供應商之總採購額佔本年度總採購額約78.9%，其中最大供應商之採購額佔約29.4%。

本公司之董事、彼等之聯繫人士或就本公司董事所知擁有本公司股本5%以上之該等股東，概無於年內任何時間擁有任何五大客戶或供應商之任何權益。

物業、機器及設備

年內，本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註11。

儲備

年內，本公司及本集團之儲備變動詳情載於財務報表附註21。

董事會

於年內及截至本報告日期，本公司董事如下：

執行董事：

衛斯文*(主席)*
林祥貴

非執行董事：

許博志
葉豐平*(於二零零九年五月二十五日獲委任)*

獨立非執行董事：

韋雅成
高來福 太平紳士
Gerald Clive Dobby

本公司董事之履歷詳載於第8頁「董事會」一節內。

本公司已接獲各獨立非執行董事根據香港聯合交易所有限公司證券上市規則(「上市規則」)第3.13條就其獨立性作出之年度確認。本公司認為該等董事均為獨立人士。

遵照本公司公司細則第86及87條，韋雅成先生、高來福先生 太平紳士及葉豐平先生須於應屆股東週年大會上輪值退任，並符合資格膺選連任。

董事之證券權益

於二零零九年十二月三十一日，根據證券及期貨條例(「證券及期貨條例」)第352條須予存置之登記冊所記錄，或本公司及香港聯合交易所有限公司(「聯交所」)根據上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)所獲知會，本公司董事及主要行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份及相關股份中之權益載列如下。

董事姓名	身份	所持股份*數目	持股概約百分比
衛斯文	由受控制法團持有	118,000,200 *(附註1)*	22.6%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註2)*	13.0%
林祥貴	個人	3,000,000	0.6%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股面值0.01港元之普通股。*

附註：

1. *18,000,000股股份由Siemens Enterprises Limited實益擁有，而100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。*
2. *67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。*

上文披露之所有權益均為本公司股份之好倉，而於二零零九年十二月三十一日，董事概無持有任何相關股份。

除上文所披露者外，於二零零九年十二月三十一日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及聯交所根據標準守則所獲知會，本公司董事或主要行政人員(包括彼等之配偶及未滿18歲之子女)概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於年內任何時間訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或其相聯法團（定義見證券及期貨條例第XV部）股份或債券之權利，亦並未於年內行使任何該等權利。

董事之服務合約

所有非執行董事（包括獨立非執行董事）之服務合約均將於二零一一年十二月三十一日或（就Gerald Clive Dobby先生而言）於二零一二年十二月三十一日屆滿，其後全部可予續期，固定年期為三年，惟任何一方可向另一方發出不少於一個月之書面通知予以終止。

於二零零九年十二月三十一日，擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償（法定補償除外）之服務合約。

董事之重大合約權益

於年終或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零九年十二月三十一日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，下列人士（不包括本公司董事或主要行政人員）於本公司之股份及相關股份中擁有之權益及淡倉如下。

股東名稱	所持股份*數目	持股概約百分比
Goldstone Trading Limited	100,000,200**	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428**	13.0%

* *「股份」指本公司股本中每股面值0.01港元之普通股。*

** *彼等之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生（透過Goldstone Trading Limited持有）及許博志先生（透過Great Wall Holdings Limited持有）之公司權益相同。*

上文所披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零九年十二月三十一日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，本公司未悉任何其他人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份中，擁有任何權益或淡倉。

股本

本公司年內之股本變動詳情載於財務報表附註19。

購股權計劃

本公司購股權計劃及本公司附屬公司購股權計劃之規則及程序詳情載於財務報表附註20。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註14。

流動資金

於二零零九年十二月三十一日，本集團維持穩定之流動資金，現金及現金等值項目約為199,600,000港元(二零零八年：179,300,000港元)。

銀行借款

本集團之銀行借款已於二零零九年第二季全數償還，因此於二零零九年十二月三十一日，並無尚未償還之銀行借款(二零零八年：4,300,000港元)。

退休福利計劃

本集團營運作之退休福利計劃詳情載於財務報表附註2。

酬金政策及僱員關係

於二零零九年十二月三十一日，本集團於美國、中國、香港及新加坡共有142名(二零零八年：160名)僱員。於二零零九年，本集團之總員工成本為73,500,000港元，較二零零八年77,000,000港元減少4.5%。本集團與僱員之關係良好，而本集團之僱員並無加入工會。

本集團之薪酬政策按個別僱員之表現及經驗制訂，並與本集團經營所在地之市場慣例相符。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現其目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。此外，(其中包括)本集團合資格僱員可獲授按本公司所採納購股權計劃內規定之條款及條件，認購本公司股份之購股權。於二零零九年十二月三十一日，在本公司所採納之購股權計劃下，並無尚未行使之購股權。

買賣或贖回本公司之上市證券

年內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

董事會報告書（續）

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，然而該法例亦無對此權利有所限制。

公眾持股量

根據本公司取得之公開資料及就董事所知及所信，於本報告日期，本公司之公眾持股量符合上市規則之規定，即公眾人士持有本公司已發行股本不少於25%。

核數師

本公司截至二零零九年十二月三十一日止年度之財務報表已由瑪澤會計師事務所有限公司（*執業會計師*）審核。

於摩斯倫•馬賽會計師事務所辭任後，瑪澤會計師事務所有限公司於二零零七年首次獲委任為本公司核數師。股東週年大會上將提呈決議案，續聘瑪澤會計師事務所有限公司為本公司之核數師。

環保意識

過去多年，本集團相當努力去減少在其業務過程中產生之廢物。自二零零九年起，本公司參與由環保署及環境保護運動委員會等組織舉辦的認可計劃 — 香港環保卓越計劃的「減廢標誌」。該計劃目的旨在鼓勵香港工商機構採取妥善措施，減少企業在運作、製造產品及提供服務時所產生的廢物。本公司於二零零八年及二零零九年連續兩年獲頒贈「卓越級別」之減廢標誌，並獲授權自二零零九年使用該標誌。

承董事會命

公司秘書
劉偉明

二零一零年三月二十六日

獨立核數師報告書

MAZARS

MAZARS CPA LIMITED
瑪澤會計師事務所有限公司
42nd Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
香港灣仔港灣道18號中環廣場42樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

致**e-Kong Group Limited**
(於百慕達註冊成立之有限公司)

全體股東

本核數師已審核列載於第23頁至63頁e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表，此財務報表包括於二零零九年十二月三十一日之綜合及公司財務狀況表、截至該日止年度之綜合收益表、綜合全面收益表、綜合股本權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註說明。

董事編製財務報表之責任

貴公司董事須遵照香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)及按照香港公司條例之披露規定，負責編製及真實而公平地呈列此等財務報表。此責任包括設計、實施及維護與編製及真實而公平地呈列財務報表相關之內部監控，以使財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇和應用適當之會計政策；及因應情況作出合理之會計估計。

核數師之責任

本核數師之責任是根據我們之審核對此等財務報表作出意見，並根據百慕達一九八一年公司法(經修訂)第90條將此意見僅向 閣下匯報而不作其他用途。我們不就此報告之內容，對任何其他人士負責或承擔責任。我們的審核工作已根據香港會計師公會頒佈之香港審計準則進行。該等準則要求我們遵守操守規定，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大之錯誤陳述。



審核涉及執行程序以獲取有關財務報表所載金額及披露資料之審核憑證。所選定之程序取決於核數師之判斷，包括評估由於不論因欺詐或錯誤而導致財務報表存有重大錯誤陳述之風險。在作出該等風險評估時，核數師考慮與 貴集團編製及真實而公平地呈列財務報表相關之內部監控，以設計適當之審核程序，但並非旨在就 貴集團之內部監控之效能發表意見。審核亦包括評估所採用之會計政策之合適性及董事所作出之會計估計之合理性，以及就財務報表之整體呈列方式作出評估。

本核數師相信，我們所獲得之審核憑證就提出審核意見而言屬充分和恰當。

意見

本核數師認為，該等財務報表已根據香港財務報告準則真實而公平地反映 貴集團及 貴公司於二零零九年十二月三十一日之事務狀況及截至該日止年度 貴集團之溢利及現金流量，並已按照香港公司條例之披露規定妥為編製。

瑪澤會計師事務所有限公司
執業會計師

香港，二零一零年三月二十六日

郭婉文
執業證書號碼：P04604

綜合收益表
截至二零零九年十二月三十一日止年度

	附註	二零零九年 千港元	二零零八年 千港元
營業額	3	**797,852**	786,997
銷售成本		**(613,922)**	(604,504)
毛利		**183,930**	182,493
其他收益及收入	4	**765**	2,338
		184,695	184,831
銷售及分銷開支		**(42,592)**	(50,515)
業務宣傳及市場推廣開支		**(4,626)**	(5,075)
經營及行政開支		**(105,270)**	(101,628)
其他經營開支		**(20,491)**	(25,603)
經營溢利		**11,716**	2,010
財務費用	5	**(110)**	(667)
無形資產減值虧損	12	**–**	(30,803)
除稅前溢利╱(虧損)	5	**11,606**	(29,460)
稅項撥回╱(扣除)	7	**7,361**	(14,273)
年內溢利╱(虧損)	8	**18,967**	(43,733)
應佔年內溢利╱(虧損)：			
本公司股權持有人		**19,034**	(43,458)
非控股權益		**(67)**	(275)
年內溢利╱(虧損)		**18,967**	(43,733)
EBITDA	9	**25,610**	23,236
		港仙	*港仙*
每股盈利╱(虧損)	10		
基本		**3.6**	(8.3)
攤薄		**3.6**	不適用

綜合全面收益表
截至二零零九年十二月三十一日止年度

	二零零九年 *千港元*	二零零八年 *千港元*
年內溢利／(虧損)	**18,967**	(43,733)
年內其他全面收益／(虧損)		
換算海外附屬公司時之匯兑差額	**1,597**	(336)
年內全面收益／(虧損)總額	**20,564**	(44,069)
應佔年內全面收益／(虧損)總額：		
本公司股權持有人	**20,631**	(43,794)
非控股權益	**(67)**	(275)
年內全面收益／(虧損)總額	**20,564**	(44,069)

綜合財務狀況表

於二零零九年十二月三十一日

	附註	二零零九年 千港元	二零零八年 千港元
非流動資產			
物業、機器及設備	11	**14,246**	21,734
無形資產	12	–	–
商譽	13	–	–
遞延税項資產	26	**14,805**	3,690
		29,051	25,424
流動資產			
貿易及其他應收款項	15	**88,160**	102,096
已抵押銀行存款	16	**2,211**	2,155
現金及銀行結餘		**197,426**	177,173
		287,797	281,424
流動負債			
貿易及其他應付款項	17	**112,730**	117,238
銀行借款之即期部份		–	4,250
財務租賃承擔之即期部份	18	**142**	129
應付税項		**2,956**	3,848
		115,828	125,465
流動資產淨值		**171,969**	155,959
總資產減流動負債		**201,020**	181,383
非流動負債			
財務租賃承擔	18	**453**	595
遞延税項負債	26	**245**	367
資產淨值		**200,322**	180,421
資本及儲備			
股本	19	**5,229**	5,229
儲備	21	**195,093**	174,462
本公司股權持有人應佔權益		**200,322**	179,691
非控股權益	21	–	730
權益總額		**200,322**	180,421

經由董事會於二零一零年三月二十六日批准及授權發佈

衛斯文	**林祥貴**
董事	*董事*

財務狀況表

於二零零九年十二月三十一日

	附註	二零零九年 千港元	二零零八年 千港元
非流動資產			
物業、機器及設備	11	**2,468**	2,884
附屬公司權益	14	**90,695**	101,594
		93,163	104,478
流動資產			
貿易及其他應收款項	15	**1,858**	1,976
已抵押銀行存款	16	**914**	914
現金及銀行結餘		**98,689**	89,420
		101,461	92,310
流動負債			
貿易及其他應付款項	17	**9,705**	15,673
流動資產淨值		**91,756**	76,637
資產淨值		**184,919**	181,115
資本及儲備			
股本	19	**5,229**	5,229
儲備	21	**179,690**	175,886
權益總額		**184,919**	181,115

經由董事會於二零一零年三月二十六日批准及授權發佈

衛斯文	**林祥貴**
董事	*董事*

綜合權益變動表

截至二零零九年十二月三十一日止年度

	本公司股權持有人應佔								
	股本	股份溢價	匯兑儲備	股本 贖回儲備	實繳盈餘	累計溢利	總計	非控股 權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零八年一月一日	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
年內全面虧損總額	–	–	(336)	–	–	(43,458)	(43,794)	(275)	(44,069)
於二零零八年十二月三十一日	5,229	68,341	731	6	83,489	21,895	179,691	730	180,421
年內全面收益／(虧損)總額	–	–	1,597	–	–	19,034	20,631	(67)	20,564
收購一間附屬公司之額外權益而產生	–	–	–	–	–	–	–	(663)	(663)
於二零零九年十二月三十一日	**5,229**	**68,341**	**2,328**	**6**	**83,489**	**40,929**	**200,322**	**–**	**200,322**

綜合現金流量表
截至二零零九年十二月三十一日止年度

	附註	二零零九年 千港元	二零零八年 千港元
經營業務			
經營業務所得現金	22	**35,608**	22,547
已付所得稅		**(5,052)**	(4,832)
已收利息		**295**	1,879
已付銀行貸款利息		**(46)**	(634)
財務租賃承擔之利息		**(64)**	(33)
經營業務所得現金淨額		**30,741**	18,927
投資業務			
購買物業、機器及設備		**(3,140)**	(12,927)
出售物業、機器及設備所得款項		**19**	405
收購一間附屬公司之額外權益		**(3,900)**	–
投資業務所用現金淨額		**(7,021)**	(12,522)
融資業務			
償還銀行貸款		**(4,250)**	(10,430)
償還財務租賃承擔		**(129)**	(460)
融資業務所用現金淨額		**(4,379)**	(10,890)
現金及現金等值項目增加／(減少)淨額		**19,341**	(4,485)
於一月一日之現金及現金等值項目		**179,328**	183,799
現金及現金等值項目匯兑盈利		**968**	14
於十二月三十一日之現金及現金等值項目		**199,637**	179,328
現金及現金等值項目之結餘分析			
已抵押銀行存款		**2,211**	2,155
現金及銀行結餘		**197,426**	177,173
		199,637	179,328

1. 公司資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。本公司之主要營業地點為香港中環皇后大道中15號置地廣場告羅士打大廈3705室。本公司之主要業務為投資控股。本公司主要附屬公司之詳情載於財務報表附註14。

2. 主要會計政策

編製基準
本財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)，包括所有適用之個別香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋、香港普遍採納之會計原則、香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則(「上市規則」)之相關披露規定而編製。

編製本財務報表之基準與二零零八年財務報表所採納者一致。採納與本團有關並由本年度起生效之新增及經修訂香港財務報告準則對本年度及以往年度本集團及本公司之業績及財務狀況並無重大影響，惟下述財務報表項目之若干呈列及披露方式已經修訂除外。本集團採納之主要會計政策概要載列如下。

採納新增及經修訂香港財務報告準則

香港會計準則第1號(經修訂)：財務報表之呈列

香港會計準則第1號(經修訂)將擁有人及非擁有人之權益變動予以區分。權益變動表僅包括與擁有人進行之交易詳情，至於一切非擁有人之權益變動則以單一行呈列。此外，該準則引入全面收益表，以單一報表或兩份相連報表方式，呈列所有已確認收入及開支項目。本集團已選擇呈列兩份報表。

香港財務報告準則第8號：經營分部

香港財務報告準則第8號，取代香港會計準則第14號：分部呈報，規定須按管理層就評估經營分部表現及對該等分部分配資源而使用之內部資料呈報分部資料。本集團以往已選擇地區分部資料為主要呈報形式及業務分部資料為次要呈報形式。於本年度，本集團根據香港財務報告準則第8號之規定採納其分部呈報形式。由於業務分部資料與本集團之內部財務呈報更為相關，故本集團已選擇業務分部為須予呈報之分部。

計量基準
此等財務報表乃按歷史成本基準而編製。

2. 主要會計政策（續）

綜合賬目之基準

綜合財務報表包括本公司及其所有附屬公司截止每年十二月三十一日之財務報表。附屬公司之財務報表乃使用與本公司相同之呈報年度並採納一致之會計政策而編製。

集團內公司間之所有結餘、交易、收入及開支，以及集團內公司間之交易所產生之損益均會全數對銷。於附屬公司之業績均由本集團取得控制權當日起直至該控制權終止當日止期間作綜合結算。

非控股權益指並非由本集團所持有之損益及資產淨值部分，並於綜合收益表及綜合全面收益表內獨立呈列，並計入綜合財務狀況表內之權益中，與本公司股權持有人分列。適用於非控股股東之虧損高於其於附屬公司股權之部分將分配於本集團之權益中作出抵銷，惟倘非控股股東負有具約束力之責任，及能作出額外投資補足虧損則除外。

本集團所採用之政策為與非控股權益持有人進行之交易將視作與本集團以外人士進行交易處理。於收購非控股權益時，任何已付代價超出應佔所收購附屬公司資產淨值之賬面值之差額乃確認為商譽。

附屬公司

附屬公司為本集團有權監管其財務及營運政策，從而在其業務中獲益之公司（包括特殊目的實體）。

於本公司之財務狀況表內，附屬公司投資按成本扣除減值虧損入賬。投資之賬面值乃按個別投資減至其各自可收回數額。本公司按已收及應收股息將附屬公司業績入賬。

商譽

商譽指收購成本超出本集團應佔被收購附屬公司的可識別資產、負債及或然負債的公平值之差額。收購附屬公司之商譽確認為一獨立資產。商譽按成本扣除累計減值虧損列賬，並須每年作減值檢測，或倘若有事件發生或情況有變而顯示賬面值可能出現減值時，則須作較頻密之減值檢測。就減值檢測及釐定出售時之盈虧而言，商譽被分配至現金產生單位。商譽之減值虧損不予撥回。

於重新評估後，本集團於可識別資產、負債及或然負債公平淨值之權益超出於業務收購當日的收購成本之任何差額，即時於收益表確認。

物業、機器及設備

物業、機器及設備乃按成本減累計折舊及累計減值虧損列賬。

物業、機器及設備之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。維修及保養費用乃於其產生年度自收益表扣除。

2. 主要會計政策*(續)*

物業、機器及設備*(續)*

物業、機器及設備乃按其自可供使用之日期起計按下文所述之估計可使用年期，並扣除其估計剩餘價值後，按下列折舊年率以直線法撇銷其扣除累計減值虧損之成本：

租賃物業裝修	剩餘租期
機械及設備	20% – 33%
辦公室設備、傢俬及裝置	20% – 33%
汽車	20% – 33%

財務租賃下所持有之資產乃按其估計可使用年限或租約年期(以較短者為準)予以折舊。

物業、機器及設備項目於出售時或預期持續使用該資產不會產生未來經濟利益時方會不再確認。不再確認該資產所產生之任何盈虧(按出售所得款項淨額與該項目賬面值間之差額計算)，應在不再確認時之年度計入收益表內。

無形資產

獨立收購之無形資產

獨立收購而具固定可使用年期之無形資產按成本扣除累計攤銷及累計減值虧損入賬。該等無形資產乃以直線法按其估計可使用年期(就現有無形資產而言為5年)進行攤銷。估計可使用年期及攤銷方法乃於各全年申報期間結束時檢討，估計任何變動之影響按預先計提之基準入賬。

研發成本

研究成本於產生時支銷。開發活動涉及於計劃或設計中應用研究成果，以生產嶄新或得到重大改良之產品及程序。倘有關產品或程序於技術層面及商業角度皆為可行，而本集團具備充足資源以完成開發工作，則開發活動產生之成本會資本化。資本化之開支包括物料成本、直接勞工及適當比例之經常費用。其他開發開支於產生期間時在收益表確認為開支。當資產可供使用時，資本化的開發成本予以攤銷，並須按與獨立收購之無形資產相同之基準接受減值檢討。

已撥作資本化的其後開支，僅於與其有關之特定資產所附帶之未來經濟利益增加時，方予撥作資本化。所有其他開支(包括有關內部產生之商譽及品牌之開支)均於產生時於收益表內支銷。

金融工具

財務資產及財務負債在本集團按交易日基準就相關工具訂立合約條款時確認。財務資產及財務負債按下列方式計量。

2. 主要會計政策*(續)*

金融工具*(續)*

貸款及應收款項

貸款及應收款項(包括貿易及其他應收款項)指並無於活躍市場報價且並非為買賣而持有之具有固定或可釐定付款金額之非衍生財務資產。該等貸款及應收款項以實際利率法按攤銷成本列賬，惟倘應收款項為免息貸款及無固定還款期或其折現影響並不重大則除外。其時，應收款項按成本扣除任何減值虧損入賬。攤銷成本已計算在到期期內任何收購折讓或溢價。因取消確認、減值或透過攤銷程序所產生之盈虧計入收益表。

財務資產減值

本集團於各呈報期末評估有否客觀證據顯示財務資產出現減值。財務資產之減值虧損按攤銷成本入賬，而攤銷成本則為資產賬面值與按財務資產原訂實際利率折現之估計未來現金流量的現值兩者間之差異。倘資產之可收回金額之增加乃客觀地與於確認減值後出現之事件有關，有關減值虧損會於稍後期間透過收益表撥回，惟該資產於減值被撥回當日之賬面值不可超過未確認減值時之已攤銷成本。

財務負債

本集團之財務負債包括貿易及其他應付款項、銀行貸款及其他借款與財務租賃承擔。所有財務負債初步按其公平值確認，其後以實際利率法按攤銷成本計量，惟倘折現之影響不重要時，財務負債則按成本入賬。

不再確認財務資產及負債

財務資產在本集團財務資產之未來現金流量合約權利到期或本集團將財務資產的絕大部份風險及擁有權之回報轉讓時方會不再確認。財務負債於清償債務(即有關合約所訂明之責任獲解除、註銷或到期)時不再確認。

現金等值項目

就綜合現金流量表而言，現金等值項目指可隨時轉為已知數額現金且價值變動風險不大之短期高流動投資(銀行透支除外)。

非財務資產之減值

於各呈報期末，本集團均會檢討其物業、機器及設備、具固定可使用年期之無形資產及於附屬公司之投資之賬面值，以釐訂該等資產可有出現減值虧損或早前已確認之減值虧損不再存在或減少。倘資產之估計可收回金額低於其賬面值，則其賬面值將減至其可收回金額。減值虧損即時確認為開支。

2. 主要會計政策*(續)*

非財務資產之減值*(續)*

倘某項減值虧損其後撥回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撥回時將即時確認為收入。

收益確認

收益乃於本集團可取得經濟利益及得以可靠地計算收益時確認。

電訊服務之收入乃於向客戶提供服務時確認。

利息收入乃未償還本金以適用之實際利率按時間比例計算。

租賃

凡絕大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產按租賃資產之公平值或最低租賃付款之現值(以較低者為準)確認為本集團之資產。對出租人之相關負債在財務狀況表列作財務租賃承擔。財務費用指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

根據經營租賃應付之租金乃按相關租約之期限以直線法確認為開支。

租賃獎勵於收益表確認為就使用租賃資產而議定之代價淨額之一部份。

外幣換算

本集團旗下每一間公司之財務報表項目按該公司經營所在主要經濟環境之貨幣(「功能貨幣」)列值。綜合財務報表則以港元(本公司之功能貨幣及呈列貨幣)呈列。

外幣交易按有關交易日之匯率換算為功能貨幣。因結算該等交易及因按年結日匯率換算以外幣計值之貨幣資產及負債而產生之外匯盈虧於收益表確認。

於綜合賬目時，以港元(呈列貨幣)以外之貨幣結算之公司之財務報表乃按於呈報期末之概約匯率換算，而收益表則按當年平均匯率換算。換算公司所產生之一切匯兑差額均確認為權益內之獨立部份。

2. 主要會計政策(續)

稅項

現行所得稅開支乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。所得稅乃採用於呈報期末生效或實質生效之稅率計算。

遞延稅項按財務報表中資產及負債於呈報期末之稅基與其賬面值之間之所有暫時性差異，以負債法撥備。惟倘任何遞延稅項乃因初步確認一項交易(而非業務合併)之資產或負債而產生，且當時該項交易對會計溢利或應課稅損益未造成影響，則不予確認。

遞延稅項負債或資產根據於呈報期末已頒佈或實際上已頒佈之稅率及稅務法例，按預期適用於已收回資產或清還負債期間之稅率計算。倘日後應課稅溢利可能會用於抵銷可扣減之暫時性差異、稅項虧損及稅項撥回，則遞延稅項資產會確認入賬。

退休福利計劃

自二零零零年十二月起，本集團(海外附屬公司除外)為其香港全職僱員設立提供強制性公積金(「強積金」)退休福利計劃。退休福利計劃之供款責任於其發生時在收益表內確認為開支。該計劃之資產與本集團之其他資產分開，由獨立受託人持有。

根據強積金計劃，本集團及各合資格僱員均須每月作出強制性供款，供款額為僱員每月基本收入之5%，而各方每月之供款上限為1,000港元(為強制性供款)，彼等亦可選擇作出額外或自願性供款。倘僱員選擇作出自願性供款，本集團亦將作出相等之額外供款，上限為1,000港元。

根據強積金計劃，僱員有權按香港強制性公積金計劃條例之規定取回本集團之強制性供款及待於本集團服務滿一年後，僱員有權獲取本集團100%之自願性供款。

海外附屬公司亦已根據有關法定機關所訂明之法例規定，為彼等之僱員設立其退休金計劃或類似安排。

於呈報期末，本集團並無因僱員脫離強積金計劃而產生重大之沒收自願性供款，而該沒收供款可用作削減本集團於未來年度應付之供款。

以股份為基礎之付款

僱員獲授之購股權之公平值確認為僱員成本，並在權益內之資本儲備作相應增加。公平值乃於購股權授出日期計算，並計及授出購股權之條款及條件。倘僱員須符合歸屬期條件方可無條件享有該等購股權，預計公平值總額在歸屬期內攤分入賬，並已考慮購股權歸屬之或然率。

2. 主要會計政策*(續)*

以股份為基礎之付款*(續)*

估計將歸屬購股權之數目須在歸屬期內作出檢討。除非原本僱員開支符合資產確認要求，否則任何已在過往年度確認之累計公平值之調整均須在檢討期內之收益表支銷／回撥，並在權益作相應調整。於歸屬日，確認為開支之金額按歸屬購股權之實際數目作調整，並在權益賬內作相應調整。

關連方

倘某位人士(a)是直接或間接透過一位或多位中間人控制本集團，或受本集團控制或與本集團共同受控制，或於本集團擁有可對本集團施加重大影響之權益或共同控制本集團；(b)為本集團之聯繫人；(c)為本集團投資之合營企業；(d)為本集團之主要管理人員之一；(e)為(a)或(d)所述任何人士之近親；(f)為(d)或(e)所述任何人士直接或間接控制、共同控制或有重大影響或擁有其重大表決權之實體；或(g)為代表本集團或與本集團有關連之任何實體之僱員利益而設之離職後福利計劃，則該人士為本集團之關連方。

關鍵會計估計及判斷

呆壞賬撥備

本集團之呆壞賬撥備政策乃根據對應收款項之可收回性及賬齡分析之評估並按管理層之判斷釐定。於評估該等應收款項之最終變現情況時，須作出很大程度之判斷，包括評估每名客戶現時之信貸情況及過往之收回記錄。倘該等客戶之財政狀況轉壞，以致減弱彼等之付款能力，則須作出額外撥備。

確認遞延稅項資產

主要就未動用結轉稅項虧損產生之遞延稅項資產，僅會在根據所有可取得憑證預期日後可能有足夠應課稅溢利扣減未動用稅項虧損之情況下，方予確認。遞延稅項資產之確認主要涉及該遞延稅項資產之法定附屬公司之未來表現加以判斷。其他不同因素亦予以評估，以考慮是否具有力證據證明部份或全部遞延稅項資產最終有可能會變現，例如存在應課稅暫時性差異、稅務規劃策略及可動用估計稅項虧損之期間。遞延稅項資產之賬面值及有關財務模式與預算會於各呈報期末檢討，若有足夠有力之證據證明在可動用期內有應課稅溢利可扣減結轉稅項虧損，屆時將增加資產結餘，並於收益表內扣除。

2. 主要會計政策*(續)*

關鍵會計估計及判斷*(續)*

附屬公司權益減值

本集團最少每年釐定附屬公司權益是否已減值。評估須對資產之日後現金流量(包括預期股息)作出估值及選用適當貼現率。該等實體於日後之財務表現及狀況變動可影響減值虧損之估值，並導致對其賬面值作出調整。

商譽減值

本集團最少每年釐定商譽是否已減值。此須對被分配商譽之現金產生單位之使用價值作出估值。在估計使用價值時，本集團須預期來自該現金產生單位之現金流量，及選擇一個適合貼現率，以計算該等現金流量之現值。用作估計可收回金額之計算詳情載於附註13。

香港財務報告準則之未來變動

於批准此等財務報表之日期，本集團並無提前採納香港會計師公會頒佈而對本年度尚未生效之多項新增及經修訂香港財務報告準則。

本集團正在評估該等新增及經修訂香港財務報告準則於將來採納後可能造成之影響。迄今為止，本集團結論為採納該等準則應不會對本集團將來之業績或財務狀況造成重大影響，惟以下除外。

- 採納於二零零九年七月一日或之後開始之年度期間生效之香港財務報告準則第3號(經修訂)：業務合併，此準則可能會影響本集團對收購日期為二零一零年一月一日或之後之業務合併的會計處理方法。

- 於二零零九年七月一日或之後開始之年度期間生效之香港會計準則第27號(經修訂)：綜合及獨立財務報表，此準則將影響本集團於附屬公司之擁有權權益變動的會計處理方法。本集團在附屬公司權益之變動，而不導致失去其控制權，將列賬為權益交易。此外，全面收益總額將分配於非控股權益，即使導致非控股權益出現虧損結餘。

3. 營業額

按種類確認之營業額分析如下：

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
電訊服務收入	**797,014**	786,462
其他	**838**	535
	797,852	786,997

4. 其他收益及收入

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
銀行存款之利息收入	**237**	1,879
應收貸款款項之利息收入	**58**	–
	295	1,879
其他	**470**	459
	765	2,338

5. 除稅前溢利／(虧損)

除稅前溢利／(虧損)已扣除下列各項：

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
(a) 財務費用		
銀行貸款及其他借款(須於五年內全數償還)之利息	**46**	634
財務租賃承擔之財務費用	**64**	33
	110	667
(b) 其他項目		
僱員薪金及其他福利(包括董事之酬金)	**71,719**	74,525
退休福利計劃之供款	**1,779**	2,426
總員工成本	**73,498**	76,951
核數師酬金	**1,426**	1,358
已提供服務之成本	**613,922**	604,504
物業、機器及設備折舊	**10,657**	10,525
無形資產攤銷，已列入其他經營開支內	**–**	10,701
呆賬撥備	**4,569**	2,331
物業之經營租賃費用	**10,424**	8,081
上市投資已變現虧損	**–**	883
匯兑虧損淨額	**1,031**	20
收購一間附屬公司之額外權益而產生之商譽減值虧損，已列入其他經營開支內	**3,237**	–

6. 董事及高級行政人員酬金

本公司董事已收及應收之酬金總額如下：

	二零零九年			
	董事袍金	**薪金、離職金及其他酬金**	**退休福利計劃之供款**	**總計**
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	**1,800**	**24**	**1,824**
林祥貴	–	**2,275**	**24**	**2,299**
非執行董事				
許博志	**150**	–	–	**150**
葉豐平	**90**	–	–	**90**
獨立非執行董事				
韋雅成	**150**	–	–	**150**
高來福 太平紳士	**150**	**100**	–	**250**
Gerald Clive Dobby	**150**	–	–	**150**
	690	**4,175**	**48**	**4,913**

	二零零八年			
	董事袍金	薪金、離職金及其他酬金	退休福利計劃之供款	總計
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,800	24	1,824
林祥貴	–	2,145	24	2,169
非執行董事				
許博志	150	–	–	150
獨立非執行董事				
韋雅成	150	–	–	150
高來福 太平紳士	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	600	4,045	48	4,693

6. 董事及高級行政人員酬金*(續)*

最高薪人員酬金

五位*(二零零八年：五位)*最高薪人員當中，包括兩位*(二零零八年：兩位)*董事，其酬金詳情已載於上文。其餘三位*(二零零八年：三位)*人員之酬金總額如下：

	二零零九年	二零零八年
	千港元	*千港元*
薪金、離職金及其他酬金	**5,940**	6,005
退休福利計劃之供款	**83**	27
	6,023	6,032

三位*(二零零八年：三位)*最高薪人員之酬金均介乎以下範圍：

	二零零九年	二零零八年
	人數	*人數*
1,500,001港元至2,000,000港元	**2**	2
2,000,001港元至2,500,000港元	**–**	1
2,500,001港元至3,000,000港元	**1**	–
	3	3

本公司之執行董事連同上述三位*(二零零八年：三位)*最高薪人員就披露用途，均被視作本集團之主要管理人員。

7. 稅項撥回／（扣除）

由於本集團於年內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅開支。

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
現行稅項		
海外所得稅	**(3,889)**	(4,475)
遞延稅項		
折舊免稅額	**193**	(89)
稅項虧損	**11,057**	(9,709)
	11,250	(9,798)
	7,361	(14,273)

有關本集團遞延稅項之詳情載於附註26。

有效稅率之對賬

	本集團	
	二零零九年	二零零八年
	%	%
適用稅率	**45**	(33)
不可扣減之開支	**12**	5
免稅收益	**(6)**	(3)
本年度出現之未確認稅項虧損	**28**	7
撥回較早前已確認之稅項虧損	**–**	29
運用較早前未確認之稅項虧損	**(39)**	–
確認較早前未確認之稅項虧損	**(96)**	–
（確認）／撥回較早前未確認之暫時性差異	**(15)**	36
其他	**8**	7
年內有效稅率	**(63)**	48

此適用稅率是指本集團經營之地區所行使之平均稅率。

8. 年內溢利／（虧損）

年內溢利／（虧損）包括已計入本公司財務報表之溢利3,804,000港元*（二零零八年：3,571,000港元）*。

9. EBITDA

EBITDA指未扣除利息開支、税項、折舊、攤銷，及無形資產與商譽減值虧損前之盈利。

10. 每股盈利／（虧損）

截至二零零九年十二月三十一日止年度之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利19,034,000港元*（二零零八年：虧損43,458,000港元）*及年內已發行股份522,894,200股*（二零零八年：522,894,200股）*計算。

截至二零零九年十二月三十一日止年度之每股攤薄盈利，與每股基本盈利相同。

由於購股權之行使價較股份平均市場價格為高，因此並無呈列截至二零零八年十二月三十一日止年度之每股攤薄虧損。

11. 物業、機器及設備

	本集團				
	租賃物業裝修	機械及設備	辦公室設備、傢俬及裝置	汽車	總計
	千港元	千港元	千港元	千港元	千港元
於二零零八年一月一日	755	10,067	7,137	840	18,799
添置	–	12,359	1,333	–	13,692
出售	–	–	(2,032)	–	(2,032)
出售時撥回累計折舊	–	–	1,762	–	1,762
折舊	(564)	(7,459)	(2,222)	(280)	(10,525)
匯兌調整	–	–	38	–	38
於二零零八年十二月三十一日	191	14,967	6,016	560	21,734
於二零零九年一月一日	191	14,967	6,016	560	21,734
添置	–	2,723	326	91	3,140
出售	–	(5,855)	(42)	–	(5,897)
出售時撥回累計折舊	–	5,855	34	–	5,889
折舊	(119)	(8,350)	(1,888)	(300)	(10,657)
匯兌調整	–	–	37	–	37
於二零零九年十二月三十一日	**72**	**9,340**	**4,483**	**351**	**14,246**
代表：					
成本	2,216	59,798	25,543	1,400	88,957
累計折舊	(2,025)	(44,831)	(19,527)	(840)	(67,223)
於二零零九年一月一日	191	14,967	6,016	560	21,734
成本	2,216	56,897	26,299	1,491	86,903
累計折舊	(2,144)	(47,557)	(21,816)	(1,140)	(72,657)
於二零零九年十二月三十一日	**72**	**9,340**	**4,483**	**351**	**14,246**

於二零零九年十二月三十一日，本集團物業、機器及設備之賬面值包括根據財務租賃持有之資產546,000港元*(二零零八年：700,000港元)*。

11. 物業、機器及設備*(續)*

	本公司			
	租賃物業裝修	**辦公室設備、傢俬及裝置**	**汽車**	**總計**
	千港元	*千港元*	*千港元*	*千港元*
於二零零八年一月一日	445	2,452	840	3,737
添置	–	51	–	51
出售	–	(52)	–	(52)
出售時撥回累計折舊	–	52	–	52
折舊	(445)	(179)	(280)	(904)
於二零零八年十二月三十一日	–	2,324	560	2,884
於二零零九年一月一日	–	2,324	560	2,884
添置	–	8	–	8
出售	–	(22)	–	(22)
出售時撥回累計折舊	–	15	–	15
折舊	–	(137)	(280)	(417)
於二零零九年十二月三十一日	**–**	**2,188**	**280**	**2,468**
代表：				
成本	1,631	3,239	1,400	6,270
累計折舊	(1,631)	(915)	(840)	(3,386)
於二零零九年一月一日	–	2,324	560	2,884
成本	1,631	3,225	1,400	6,256
累計折舊	(1,631)	(1,037)	(1,120)	(3,788)
於二零零九年十二月三十一日	**–**	**2,188**	**280**	**2,468**

12. 無形資產

	本集團		
	開發成本	**客戶合約**	**總計**
	千港元	*千港元*	*千港元*
於二零零八年一月一日	3,597	37,907	41,504
攤銷	–	(10,701)	(10,701)
減值虧損	(3,597)	(27,206)	(30,803)
於二零零八年十二月三十一日	–	–	–
於二零零九年一月一日 及**二零零九年十二月三十一日**	–	–	–
代表：			
成本	3,597	52,933	56,530
累計攤銷及減值虧損	(3,597)	(52,933)	(56,530)
於二零零八年及二零零九年十二月三十一日	–	–	–

由於二零零八年第四季度經濟顯著放緩，管理層認為無形資產出現減值虧損，而減值已於該年全數確認。

13. 商譽

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
增添	**3,237**	–
減值虧損	**(3,237)**	–
於十二月三十一日	–	–
代表：		
成本	**3,237**	–
累計減值虧損	**(3,237)**	–
於十二月三十一日	–	–

於年內，商譽因收購一間附屬公司5%額外權益之股本而產生。由於此收購事項，該附屬公司已由本公司全資擁有。於呈報期末，本集團在評估商譽之可收回值，並經考慮其附屬公司之唯一資產已全數減值後，故確定有關商譽亦作出減值。已確認之商譽減值虧損已計入綜合收益表之其他經營開支內。

14. 附屬公司權益

	本公司	
	二零零九年	二零零八年
	千港元	*千港元*
非上市股份，按成本	–	–
應收附屬公司款項	**583,617**	601,516
減：撥備	**(492,922)**	(499,922)
	90,695	101,594

應收附屬公司款項乃無抵押、免息及無固定償還期，惟42,900,000港元*(二零零八年：57,948,000港元)*之款項乃按年息5.5厘計息、無抵押且須於二零一零年四月二十三日償還。應收款項之賬面值與其公平值相若。

於呈報期末之主要附屬公司之詳情如下：

附屬公司名稱	**註冊成立／經營地點**	**已發行股本詳情**	**本公司所持有效權益**		**主要業務**
			直接	*間接*	
ZONE USA, Inc. (i)	美國	10美元	–	100%	投資控股
ZONE Telecom Pte Ltd	新加坡	100,000坡元	–	100%	提供電訊服務
ZONE Telecom, Inc. (i)	美國	10美元	–	100%	提供電訊服務
ZONE Limited	香港	2港元	–	100%	提供電訊服務
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Channel Services Limited	香港	2港元	–	100%	提供市場推廣及宣傳服務
speedinsure.com Limited	香港	10,000港元	–	70.3%	提供銷售及履行交收服務

14. 附屬公司權益(續)

附屬公司名稱	註冊成立／經營地點	已發行股本詳情	本公司所持有效權益		主要業務
			直接	*間接*	
speedinsure Global Limited	英屬處女群島	10,102美元	–	70.3%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	100%	–	投資控股
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70.3%	保險經紀業務
China Portal Limited	英屬處女群島	1美元	–	100%	提供顧問服務
深圳盈港科技有限公司 (i)及(ii)	中華人民共和國	人民幣1,000,000元註冊資本	–	100%	提供技術顧問服務

(i) 該等公司非經Mazars審核。

(ii) 為一間於中華人民共和國成立之外商獨資企業。

本公司董事認為，上述概要列出之附屬公司，乃對本集團之業績有重大影響或構成集團資產淨值之主要部份。所持股份類別除另有說明外均為普通股。董事認為，列出其他附屬公司之詳情會使本附註過於冗長。

15. 貿易及其他應收款項

	本集團		本公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	千港元	*千港元*	***千港元***	*千港元*
應收貿易款項	**85,226**	96,654	**–**	–
呆賬撥備	**(8,089)**	(5,198)	**–**	–
	77,137	91,456	**–**	–
其他應收款項				
按金、預付款項及其他應收款項	**11,023**	10,640	**1,858**	1,976
	88,160	102,096	**1,858**	1,976

15. 貿易及其他應收款項*(續)*

其他應收款項包括為數2,000,000港元之應收貸款款項，乃按年息3厘計息，有抵押及須於二零零九年十二月三十一日償還。該貸款乃於借款人董事提供個人擔保，及該名董事作出之所有墊款(以借款人為受益人)乃後償予本集團之情況下授出。該應收款項之賬面值與其公平值相若。於呈報期末後，應借款人之要求，該應收貸款款項，於其他條款不變下，延長至二零一零年五月三十一日。

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆賬撥備)，有關賬齡分析(按發票日期)如下：

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
少於一個月	**66,489**	77,828
一至三個月	**8,177**	12,814
超過三個月但少於十二個月	**2,471**	814
	77,137	91,456

本集團之信貸政策載於附註23。

呆賬撥備之變動如下：

	本集團		本公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	千港元	*千港元*	***千港元***	*千港元*
於一月一日	**5,198**	4,570	**–**	–
撥備增加	**4,569**	2,331	**–**	–
撇銷為無法收回之款項	**(1,712)**	(1,699)	**–**	–
匯兌調整	**34**	(4)	**–**	–
於十二月三十一日	**8,089**	5,198	**–**	–

15. 貿易及其他應收款項(續)

應收貿易款項之賬齡按逾期日期分析(無論個別或共同均不視為減值)如下:

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
逾期一至三個月	**9,903**	14,343
逾期超過三個月但少於十二個月	**2,425**	1,110
逾期款項	**12,328**	15,453
既未逾期亦未減值	**64,809**	76,003
	77,137	91,456

基於上述應收貿易款項之信貸質素並未有重大改變,而董事相信該等款項仍被視為可收回,故本集團並未就上述款項作出任何減值虧損撥備。本集團亦無就該等結餘而持有任何抵押品。

既未逾期亦未減值之應收款項是指多名無違約記錄之客戶。

16. 已抵押銀行存款

於呈報期末,本集團及本公司分別抵押銀行存款為數2,211,000港元*(二零零八年:2,155,000港元)*及914,000港元*(二零零八年:914,000港元)*予銀行,作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

17. 貿易及其他應付款項

	本集團		本公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	千港元	*千港元*	***千港元***	*千港元*
應付貿易款項	**53,377**	55,481	**–**	–
其他應付款項				
應計費用及其他應付款項	**59,353**	61,757	**1,124**	1,143
應付附屬公司款項	**–**	–	**8,581**	14,530
	112,730	117,238	**9,705**	15,673

應付附屬公司款項乃無抵押、免息且無固定還款期。

17. 貿易及其他應付款項*(續)*

貿易及其他應付款項包括應付貿易款項，有關賬齡分析(按發票日期)如下：

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
少於一個月	**37,586**	53,128
一至三個月	**15,140**	1,254
超過三個月但少於十二個月	**651**	1,099
	53,377	55,481

18. 財務租賃承擔

須償還之財務租賃承擔如下所列：

	本集團			
	最低租賃付款		最低租賃付款之現值	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	千港元	*千港元*	***千港元***	*千港元*
財務租賃之到期日為：				
一年內	**193**	193	**142**	129
一年後但於兩年內	**193**	193	**157**	142
兩年後但於五年內	**322**	515	**296**	453
	708	901	**595**	724
未來財務費用	**(113)**	(177)	**–**	–
租賃承擔之現值	**595**	724	**595**	724

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
呈報為：		
流動負債	**142**	129
非流動負債	**453**	595
	595	724

財務租賃須按60次分期付款，並於二零一三年八月到期，而年息為9.6厘*(二零零八年：9.6厘)*。財務租賃之賬面值與其公平值相若。

19. 股本

	二零零九年		二零零八年	
	股份數目	**金額**	*股份數目*	金額
		千港元		*千港元*
法定：				
12,000,000,000股每股面值0.01港元之普通股	**12,000,000,000**	**120,000**	12,000,000,000	120,000
已發行及繳足：				
522,894,200股每股面值0.01港元之普通股	**522,894,200**	**5,229**	522,894,200	5,229

20. 購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權。此計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。所有尚未行使之購股權已於二零零九年十月二十四日屆滿。

於二零零二年六月二十八日，本公司採納一項新購股權計劃。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

(b) 附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序（「附屬公司計劃規則及程序」）。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)該附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

20. 購股權*(續)*

主要條款概要

本公司之新購股權計劃與附屬公司計劃規則及程序之主要條款概述如下：

(i) 目的

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)表揚或確認合資格參與者曾經及將會為本集團作出之貢獻之鼓勵及／或獎勵及(ii)激勵傑出之僱員作出高水準表現，以提高長期股東價值。

(ii) 股數上限

根據計劃可授出之購股權(連同已行使及當時尚未行使之購股權)，加上根據本公司或有關附屬公司任何其他購股權計劃將授出之購股權所涉及股份總數，合共不得超逾於批准該計劃當日已發行股本10%(除非獲股東另行批准則作別論)。於二零零九年五月十九日，本公司股東批准更新根據本公司購股權計劃授出及將予授出所有購股權獲行使時可發行之股份總數之限額。於二零零九年十二月三十一日，在本公司採納之購股權計劃下，並無尚未行使之購股權。

於截至授出購股權當日(包括該日)止任何12個月內，每名合資格參與者已獲發行及因行使根據計劃及任何其他購股權計劃獲授之購股權(包括已行使及尚未行使之購股權)而可能須予發行之股份總數，最多不得超過當時已發行股份之1%。

(iii) 行使期及接納購股權之付款

購股權乃根據可於將由董事所釐定並通知各承授人之期限內，隨時按計劃之條款行使，而行使期不得超過自授出日期起計10年。

倘本公司於要約日期起計28日內之營業日，接獲新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或按附屬公司計劃規則及程序，承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向本公司支付1.00港元(或等值之美元)作為獲授購股權之代價，則購股權應視作已經授出並獲接納及生效。

20. 購股權(續)

主要條款概要(續)

(iv) 認購價之釐定基準

本公司之購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之最高者(i)於授出日期股份在聯交所日報表所載之收市價；(ii)股份於緊接授出日期前五個營業日在聯交所日報表所載之平均收市價；及(iii)股份之面值。

附屬公司計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅務法例合資格成為獎勵性購股權，則其認購價不得低於計劃條款所詳述股份之公平市值。

(v) 計劃之剩餘年

董事會可酌情決定公司計劃之有效及生效期，惟以採納計劃之日起計10年為限。

年內，本公司之董事、主要行政人員、主要股東、貨物或服務供應商或其他參與者概無持有任何購股權。

於呈報期末已授出但尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期間	行使價 *港元*	於二零零八年一月一日	二零零八年內失效	於二零零八年十二月三十一日	二零零九年內失效	於二零零九年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	15,000	-	15,000	(15,000)	-
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	-	7,500	(7,500)	-
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	35,000	-	35,000	(35,000)	-
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	25,000	-	25,000	(25,000)	-
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	-	30,000	(30,000)	-
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	20,000	-	20,000	(20,000)	-
合計			132,500	-	132,500	(132,500)	-

所有尚未行使之購股權均於二零零九年十月二十四日屆滿。

21. 儲備

	本公司股權持有人應佔							
			股本				非控	
	股份溢價	匯兑儲備	贖回儲備	實繳盈餘	累計溢利	總計	股權益	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本集團								
於二零零八年一月一日	68,341	1,067	6	83,489	65,353	218,256	1,005	219,261
年內全面虧損總額	–	(336)	–	–	(43,458)	(43,794)	(275)	(44,069)
於二零零八年十二月三十一日	68,341	731	6	83,489	21,895	174,462	730	175,192
年內全面收益／(虧損)總額	–	1,597	–	–	19,034	20,631	(67)	20,564
收購一間附屬公司之額外權益而產生	–	–	–	–	–	–	(663)	(663)
於二零零九年十二月三十一日	**68,341**	**2,328**	**6**	**83,489**	**40,929**	**195,093**	**–**	**195,093**
本公司								
於二零零八年一月一日	68,341	–	6	83,489	20,479	172,315	–	172,315
年內全面收益總額	–	–	–	–	3,571	3,571	–	3,571
於二零零八年十二月三十一日	68,341	–	6	83,489	24,050	175,886	–	175,886
年內全面收益總額	–	–	–	–	3,804	3,804	–	3,804
於二零零九年十二月三十一日	**68,341**	**–**	**6**	**83,489**	**27,854**	**179,690**	**–**	**179,690**

以下詳述權益內各項儲備之性質及用途：

股份溢價

股份溢價之應用乃受百慕達1981年公司法(經修訂)所監管。

匯兑儲備

匯兑儲備包括換算海外業務之財務報表所產生之所有匯兑差額。

21. 儲備(續)

實繳盈餘

實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額。根據百慕達1981年公司法(經修訂),實繳盈餘可供分派予股東,惟倘有合理理由相信出現下列情況,則本公司不得宣派或支付股息,或以實繳盈餘進行分派:

(i) 本公司在作出該付款後不能或將無法償還到期之負債;或

(ii) 本公司資產之可變現價值將因此少於其負債及已發行股本及股份溢價賬之總額。

在符合上段所列之條件下,本公司於呈報期末可供分派予股東之儲備如下:

	二零零九年 千港元	二零零八年 千港元
實繳盈餘	**83,489**	83,489
累計溢利	**27,854**	24,050
	111,343	107,539

22. 經營業務所得現金

	本集團	
	二零零九年 千港元	二零零八年 千港元
除税前溢利/(虧損)	**11,606**	(29,460)
利息收入	**(295)**	(1,879)
利息開支	**46**	634
財務租賃承擔之利息	**64**	33
折舊	**10,657**	10,525
無形資產攤銷	**–**	10,701
無形資產減值虧損	**–**	30,803
商譽減值虧損	**3,237**	–
匯兑差額	**863**	(471)
出售物業、機器及設備之盈利	**(11)**	(135)
呆賬撥備	**4,569**	2,331
營運資金變動:		
貿易及其他應收款項	**9,629**	(12,818)
貿易及其他應付款項	**(4,757)**	12,283
經營業務所得現金	**35,608**	22,547

23.財務風險管理目的及政策

本集團之主要金融工具包括銀行借款、財務租賃、現金及短期存款。該等金融工具之主要目的為增加或保留本集團經營業務之財務資源。本集團亦擁有其業務活動直接產生之各種其他金融工具，如應收貿易款項及應付貿易款項等。

貨幣、信貸及流動資金風險乃於本集團日常業務過程中產生。本集團之管理層負責監控及管理該等風險，以確保及時有效地採取適當措施。下文載列監控該等風險之主要政策。

貨幣風險

本集團旗下每一間公司之大多數交易皆以功能貨幣計值，同時本集團大部份之資產及負債、收入及付款以港元及美元計值，故本集團認為只要港元兑美元仍為聯繫匯率，則並無重大外匯波動風險。

信貸風險

本集團之信貸風險主要產生於貿易及其他應收款項。本集團管理層已制定一項信貸限額政策，並會持續監控信貸風險。為減低信貸風險，本集團管理層已建立信貸額度、信貸批准及其他監控程序，以確保能採取適當措施，收回逾期債項。

23.財務風險管理目的及政策（續）

流動資金風險

本集團內個別營運單位須負責其本身之現金管理。為減低流動資金風險，本集團管理層會定期審閱營運單位之現時及預期流動資金要求，以確保其維持有充足現金儲備，能滿足其長短期流動資金需要。

本集團於呈報期末，按已訂約未折讓付款之財務負債之到期日概況如下：

			二零零九年		
	按要求	**少於三個月**	**三至十二個月**	**一年後但於五年內**	**總計**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
計息借款	–	59	134	515	708
貿易及其他應付款項	8,282	103,405	1,043	–	112,730
	8,282	**103,464**	**1,177**	**515**	**113,438**

			二零零八年		
	按要求	少於三個月	三至十二個月	一年後但於五年內	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
計息借款	–	2,829	1,686	708	5,223
貿易及其他應付款項	10,402	105,788	1,048	–	117,238
	10,402	108,617	2,734	708	122,461

公平值

所有金融工具之賬面值與其於二零零九年及二零零八年十二月三十一日之公平值相若。

24. 資本管理

本集團資本管理之主要目標是保障其持續營運之能力，以及為股東帶來回報。本集團管理其資本結構以維持流動資金、投資及借款間之平衡，並依據經濟環境之變動作出調整(包括向股東派付股息或發行新股份)。於截至二零零九年及二零零八年十二月三十一日止年度內，本集團資本管理之目標、政策及程序並無出現變動。

本集團致力維持盈餘淨額狀況，並按其淨債務與權益比率基準監察資本。於呈報期末之淨債務與權益比率(按照債務淨額除權益總額計算)如下：

	二零零九年	二零零八年
	千港元	*千港元*
計息借款	**(595)**	(4,974)
貿易及其他應付款項	**(112,730)**	(117,238)
應付税項	**(2,956)**	(3,848)
減：現金及銀行結餘	**197,426**	177,173
盈餘淨額	**81,145**	51,113
權益總額	**200,322**	180,421
淨債務與權益比率	**不適用**	不適用

25. 承擔

經營租賃承擔

於呈報期末，根據不可撤銷之土地及樓宇經營租賃未來須支付之最低租賃付款總額如下：

	本集團		**本公司**	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**9,263**	11,515	**4,555**	4,555
第二至第五年(包括首尾兩年在內)	**4,353**	12,399	**2,955**	7,510
	13,616	23,914	**7,510**	12,065

經營租賃付款主要指若干辦公物業及董事宿舍應付之租金。平均每隔二至三年便會磋商租約及釐定租金。

單據合約

本集團與一間單據公司訂立合約至二零一一年九月三十日，當中規定編製單據之每月最低收費為893,000港元。於二零一零年九月三十日後，本集團可作出90日通知之選擇，予以終止該合約。

26. 遞延稅項

本集團已確認之遞延稅項資產及負債於年內之變動如下：

	本集團		
	稅項虧損	**折舊免稅額**	**總計**
	千港元	*千港元*	*千港元*
於二零零八年一月一日	13,503	(382)	13,121
收益表扣除	(9,709)	(89)	(9,798)
於二零零八年十二月三十一日	3,794	(471)	3,323
收益表撥回	11,057	193	11,250
匯兌調整	–	(13)	(13)
於二零零九年十二月三十一日	**14,851**	**(291)**	**14,560**

已確認之遞延稅項資產及負債(已作出適當抵銷後)之分析如下：

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
遞延稅項資產將予收回：		
十二個月內	**14,805**	3,690
遞延稅項負債將予清還：		
十二個月內	**(185)**	(173)
十二個月後	**(60)**	(194)
	(245)	(367)
於十二月三十一日	**14,560**	3,323

26. 遞延税項*(續)*

未確認之遞延稅項資產

	本集團	
	二零零九年	二零零八年
	千港元	*千港元*
稅項虧損	**104,888**	112,318
可扣減之暫時性差異	**7,071**	21,038
於十二月三十一日	**111,959**	133,356

根據現行稅法，未確認稅項虧損為數402,716,000港元*(二零零八年：428,995,000港元)*及可扣減之暫時性差異為數30,192,000港元*(二零零八年：63,641,000港元)*均無屆滿日期，惟涉及美國一間附屬公司之稅項虧損219,656,000港元*(二零零八年：237,338,000港元)*除外。該等稅項虧損自其產生年度起計可結轉20年，將由二零二零年起開始屆滿。

27. 分部資料

本集團之管理層確定經營分部，以便進行資源分配及業績評估。本集團之業務分部包括電訊服務及其他業務。其他業務包括提供保險經紀業務及顧問服務。

本集團年內按業務及地區分部劃分之分部資料分析如下：

(a) 按業務分部劃分

截至二零零九年十二月三十一日止年度

	電訊業務	**其他**	**綜合**
	千港元	*千港元*	*千港元*
營業額			
對外銷售	797,014	838	797,852
業績			
分部業績	36,672	28	36,700
收購一間附屬公司額外權益而產生之商譽減值虧損	(3,237)	–	(3,237)
	33,435	28	33,463
財務費用			(110)
其他經營收入及開支			(21,747)
除稅前溢利			11,606

27. 分部資料(續)

(a) 按業務分部劃分(續)

截至二零零九年十二月三十一日止年度

	電訊業務 千港元	其他 千港元	綜合 千港元
資產			
– 須予呈報之分部	212,416	417	212,833
– 未予分配資產			104,015
			316,848
負債			
– 須予呈報之分部	(114,922)	(481)	(115,403)
– 未予分配負債			(1,123)
			(116,526)
其他資料			
資本開支			
– 須予呈報之分部	3,132	–	3,132
– 未予分配資產			8
			3,140
利息收入			
– 須予呈報之分部	166	–	166
– 未予分配收入			129
			295
折舊			
– 須予呈報之分部	(10,232)	(8)	(10,240)
– 未予分配開支			(417)
			(10,657)

27. 分部資料*(續)*

(a) 按業務分部劃分*(續)*

截至二零零九年十二月三十一日止年度

	電訊業務	**其他**	**綜合**
	千港元	*千港元*	*千港元*
折舊以外之非現金項目			
– 須予呈報之分部*	(4,569)	–	(4,569)
財務費用			
– 須予呈報之分部	(110)	–	(110)

* *不包括上文所披露收購一間附屬公司額外權益而產生之商譽減值虧損。*

截至二零零八年十二月三十一日止年度

	電訊服務	**其他**	**抵銷**	**綜合**
	千港元	*千港元*	*千港元*	*千港元*
營業額				
對外銷售	786,462	535	–	786,997
分部間銷售	–	40	(40)	–
	786,462	575	(40)	786,997
業績				
分部業績	21,744	2	–	21,746
無形資產減值虧損	(30,803)	–	–	(30,803)
	(9,059)	2	–	(9,057)
財務費用				(667)
其他經營收入及開支				(19,736)
除稅前虧損				(29,460)

分部間銷售乃按當時市場價格計算列賬。

27. 分部資料(續)

(a) 按業務分部劃分(續)

截至二零零八年十二月三十一日止年度

	電訊服務 千港元	其他 千港元	抵銷 千港元	綜合 千港元
資產				
– 須予呈報之分部	211,316	292	(40)	211,568
– 未予分配資產				95,280
				306,848
負債				
– 須予呈報之分部	(124,955)	(369)	40	(125,284)
– 未予分配負債				(1,143)
				(126,427)
其他資料				
資本開支				
– 須予呈報之分部	13,641	–	–	13,641
– 未予分配資產				51
				13,692
利息收入				
– 須予呈報之分部	786	–	–	786
– 未予分配收入				1,093
				1,879
折舊及攤銷				
– 須予呈報之分部	(20,314)	(8)	–	(20,322)
– 未予分配開支				(904)
				(21,226)

27. 分部資料*(續)*

(a) 按業務分部劃分*(續)*

截至二零零八年十二月三十一日止年度

	電訊服務	**其他**	**抵銷**	**綜合**
	千港元	*千港元*	*千港元*	*千港元*
折舊及攤銷以外之非現金項目				
– 須予呈報之分部*	(2,331)	–	–	(2,331)
財務費用				
– 須予呈報之分部	(667)	–	–	(667)

* *不包括上文所披露無形資產減值虧損。*

(b) 按地區分部劃分

地區分部乃按客戶所在地區或資產所處位置(如適用)作出分析。

	截至十二月三十一日止年度			
	來自對外銷售之營業額		**物業、機器及設備**	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	千港元	*千港元*	***千港元***	*千港元*
北美洲	**717,720**	692,249	**9,236**	14,565
亞太地區	**80,132**	94,748	**5,010**	7,169
	797,852	786,997	**14,246**	21,734

本集團業績與資產及負債概要

	本集團截至十二月三十一日止五個年度之業績				
	二零零九年	二零零八年	二零零七年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額	**797,852**	786,997	795,252	702,810	422,590
除稅前溢利╱(虧損)	**11,606**	(29,460)	46,614	44,631	38,532
稅項撥回╱(扣除)	**7,361**	(14,273)	(2,394)	(3,999)	8,544
年內溢利╱(虧損)	**18,967**	(43,733)	44,220	40,632	47,076
	港仙	*港仙*	*港仙*	*港仙*	*港仙*
每股盈利╱(虧損)					
基本	**3.6**	(8.3)	8.6	8.6	10.0
攤薄	**3.6**	不適用	不適用	不適用	不適用

	本集團於十二月三十一日之資產及負債				
	二零零九年	二零零八年	二零零七年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
非流動資產	**29,051**	25,424	73,937	79,642	23,025
流動資產	**287,797**	281,424	275,388	188,539	128,358
資產總額	**316,848**	306,848	349,325	268,181	151,383
非流動負債	**698**	962	4,976	22,996	618
流動負債	**115,828**	125,465	119,859	113,068	59,693
負債總額	**116,526**	126,427	124,835	136,064	60,311
資產淨值	**200,322**	180,421	224,490	132,117	91,072

股東資料

股東週年大會

二零一零年股東週年大會將於二零一零年五月二十日星期四上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行。股東週年大會通告於二零一零年四月十四日同時刊登於香港交易及結算所有限公司及本公司之網站，而副本刊載於二零一零年四月十四日致本公司股東(「股東」)之通函，並連同此二零零九年年報一併寄發予股東及其他收件人。

股東查詢

任何有關 閣下持股之查詢，例如股份過戶、名稱或地址變更或遺失股票，應向股份過戶登記處提出：

於百慕達之股份過戶登記處	Butterfield Fulcrum Group (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	卓佳秘書商務有限公司 香港 灣仔 皇后大道東28號 金鐘匯中心26樓

任何有關 閣下持有本公司美國預託證券之查詢，應向存管處The Bank of New York Mellon提出，通訊地址為BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA。

投資者關係

如有查詢，歡迎聯絡：

香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
e-Kong Group Limited
投資者關係組

電話號碼：	+852 2801 7188
傳真號碼：	+852 2801 7238
電郵：	investor@e-kong.net

美國預託證券計劃

本公司已於二零零三年五月推出第一級美國預託證券計劃，據此，本公司之股份可以美元定價及報價，在美國以美國證券及股票代號「EKONY」買賣。

如欲查詢更多資料，可聯絡存管處The Bank of New York Mellon，通訊地址為BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA或瀏覽其網站*www.adrbny.com*或致電免費專線電話1-888-269-2377。

公司通訊

於二零零三年九月十五日，本公司向股東致函，請彼等選擇(其中包括)將來接收英文、中文或中英雙語之公司通訊。本二零零九年年報之英文、中文或中英文本，將按股東之選擇寄發，倘股東尚未選擇，則按該函件所述之安排寄發。

股東資料（續）

股東亦可向本公司之股份過戶登記處香港分處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）索取此二零零九年年報之另一語言文本。如欲查詢更多資料，請聯絡卓佳秘書商務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

Shareholders may also obtain this 2009 Annual Report in the language other than that he / she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. For further enquiries, please contact Tricor Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

此二零零九年年報之中英文文本及可存取格式，已可於本公司網站下載，有關電子文本亦已呈交香港交易及結算所有限公司。

股東可隨時選擇接收印刷或電子版本之公司通訊。

如欲選擇接收英文、中文或中英文之本公司公司通訊、或接收電子版本通訊、或取消或修改以前之指示，股東可填妥及簽署此二零零九年年報書末所載及可於本公司網站*www.e-kong.com*下載之指示回條，並以郵寄方式或電郵至*ekong524-ecom@hk.tricorglobal.com*將其交回本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。


$50現金券

本公司鼓勵股東選擇收取電子版本之公司通訊，這將有助於本公司減少紙張消耗及節省付印及郵遞成本。為感謝股東之支持，凡於二零一零年六月三十日或之前填妥及簽署指示回條選擇收取電子版本之公司通訊，並交回本公司或其股份過戶登記處香港分處卓佳秘書商務有限公司之股東，每位將享有價值50港元免費以ZONE香港(*www.zone1511.com*)撥出之國際長途電話通話優惠。確認電郵將由ZONE香港於二零一零年七月三十一日前後寄至已登記透過電子方式接收公司通訊之每位合資格股東之電郵地址。

關於將來收取公司通訊之
指示回條

致： **e-Kong Group Limited**（「本公司」）
由卓佳秘書商務有限公司轉交
香港
灣仔皇后大道東28號
金鐘匯中心26樓

請只在指示回條中一個方格內劃上✓號

1. 印刷形式

(a) *完整財務報告及其他公司通訊（英文、中文或中英文）*
於將來，

- ❒ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或
- ❒ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或
- ❒ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b) *財務摘要報告及其他公司通訊（英文、中文或中英文）*
於將來，

- ❒ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或
- ❒ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或
- ❒ 本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2. 電子形式

❒ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文1(a)及(b)段所述之任何或所有印刷文本：

本人／吾等之電郵地址：______________________________
（通知發佈公司通訊適用）

❒ 本人／吾等願意更改本人／吾等之電郵地址如下：
本人／吾等之新電郵地址：______________________________
（通知發佈公司通訊適用）

生效日期：______________________________

簽署：______________________ 日期：______________________

股東姓名：______________________________

地址：______________________________

聯絡電話號碼：______________________________

附註：

1. 上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至　閣下於合理時間以書面通知本公司另作選擇為止。
2. 將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司可供索閱。



3. 股東有權於任何時間填妥及簽署本指示回條並以郵寄方式或電郵至*ekong524-ecom@hk.tricorglobal.com*，將其交回本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，要求更改收取公司通訊之語言版本及形式。
4. 本指示回條之電子格式檔於本公司網頁登載。

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
c/o Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*
In future,

- ❐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ❐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ❐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*
In future,

- ❐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ❐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ❐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

❐ In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in 1(a) and (b) above:

My / Our E-mail Address: ______________________________

(for notification of Corporate Communication release)

❐ I / We would like to change my / our E mail Address as follows:

My / Our New E-mail Address: ______________________________

(for notification of Corporate Communication release)

With effect from: ______________________________

Signature: ______________________ Date: ______________________

Name of Shareholder: ______________________________

Address: ______________________________

Contact telephone number: ______________________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company ("Shareholders") until you notify the Company the otherwise by reasonable notice in writing.

2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.

3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by completing, signing and returning this instruction slip to the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, by mail or by email to *ekong524-ecom@hk.tricorglobal.com*.

4. A soft copy of this instruction slip is available on the Company's website.



e-KONG Group Limited

香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話： +852 2801 7188
傳真： +852 2801 7238
網址： www.e-kong.com




混合來源
FSC

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


e-K港NG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

AMENDMENTS TO BYE-LAWS

A notice convening the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 20 May 2010 at 11:00 a.m. is set out on pages 15 to 21 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

14 April 2010

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 20 May 2010 at 11:00 a.m., and any adjournment thereof
"Board"	the board of Directors
"Bye-laws"	bye-laws of the Company as may be amended from time to time
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981 of Bermuda
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	8 April 2010, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Repurchase Mandate"	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) for the time being of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Code on Takeovers and Mergers issued by the SFC

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

Directors:
Richard John Siemens *(Chairman)*
Lim Shyang Guey
William Bruce Hicks*
Ye Fengping*
Shane Frederick Weir**
John William Crawford J.P.**
Gerald Clive Dobby**

* *Non-executive Directors*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business:
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

14 April 2010

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

AMENDMENTS TO BYE-LAWS

INTRODUCTION

On 19 May 2009, general mandates were granted to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to refresh the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares, (ii) re-election of retiring Directors and (iii) amendments to the Bye-laws.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions Nos. 4A and 4C in the notice of the AGM. Assuming no further Shares are issued and no Shares are repurchased after the Latest Practicable Date and up to the date of the AGM, if the Issue Mandate will be granted by the Shareholders at the AGM, the Directors will be given the authority to allot, issue and deal with up to an additional 104,578,840 Shares until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable laws or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate are limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for granting the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable laws or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with bye-laws 86 and 87 of the Bye-laws and in compliance with the Listing Rules, Messrs. Shane Frederick Weir, John William Crawford J.P. and Ye Fengping shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Particulars of Mr. Weir, Mr. Crawford and Mr. Ye are set out below.

Mr. Shane Frederick Weir

Shane Frederick Weir, 55, Independent Non-executive Director, was appointed in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong. Mr. Weir is also an independent non-executive director of CIBT Education Group, Inc., a company listed on TSX Venture Exchange and NYSE Amex. Save as disclosed above, Mr. Weir did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Weir had the following interests in the Shares as recorded in the register to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	10,000	0.0%

In accordance with the letter of appointment with Mr. Weir, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2011 provided always that either the Company or Mr. Weir may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Mr. Weir is also a member of each of the audit committee and remuneration committee of the Company. Under the said letter of appointment, Mr. Weir is entitled to an annual director's fee of HK$150,000, which was determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Weir is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the Board.

Save as disclosed above, Mr. Weir does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. John William Crawford J.P.

John William Crawford J.P., 67, Independent Non-executive Director, was appointed in September 2004. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is actively involved in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace. Mr. Crawford is also an independent non-executive director of Titan Petrochemicals Group Limited, a public company listed in Hong Kong, Regal Portfolio Management Limited being the manager of Regal Real Estate Investment Trust, the units of which are listed in Hong Kong, as well as Elixir Gaming Technologies, Inc., a company listed on NYSE Amex. Save as disclosed above, Mr. Crawford did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Crawford did not have any interests in the Shares within the meaning of Part XV of the SFO.

In accordance with the letter of appointment with Mr. Crawford, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2011 provided always that either the Company or Mr. Crawford may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Mr. Crawford is also the chairman of the audit committee and a member of the remuneration committee of the Company. Under the said letter of appointment, Mr. Crawford is entitled to an annual director's fee of HK$150,000 and also an annual service fee of HK$100,000 in respect of discharging his duties as the chairman of the audit committee, which were determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Crawford is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the Board.

Save as disclosed above, Mr. Crawford does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Ye Fengping

Ye Fengping, 46, Non-executive Director, was appointed in May 2009. Mr. Ye has twenty years of experience in the telecom industry in China and extensive experience in marketing planning and management. During the period of September 2007 to March 2009, Mr. Ye served as the Chief Executive Officer, China of the Company, responsible for exploration and development of the Group's business and other opportunities in China. Prior to joining the Company, Mr. Ye acted as the Chief Operating Officer of CITIC 21CN Company Limited, a listed company in Hong Kong, from June 2006 to April 2007. Before that, he was an executive director and vice president of China Unicom Limited, a listed company in Hong Kong. Mr. Ye is a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering and obtained a Master of Business Administration degree from the University of Minnesota's Carlson School. Save as disclosed above, Mr. Ye did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Ye did not have any interests in the Shares within the meaning of Part XV of the SFO.

In accordance with the letter of appointment with Mr. Ye, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2011 provided always that either the Company or Mr. Ye may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Under the said letter of appointment, Mr. Ye is entitled to an annual director's fee of HK$150,000, which was determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Ye is not entitled to any other emoluments for holding office as a Non-executive Director or as a member of any committees established by the Board.

Save as disclosed above, Mr. Ye does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

AMENDMENTS TO BYE-LAWS

The Stock Exchange has amended the Listing Rules relating to, among others, the notice period required for holding a general meeting and mandatory voting by poll at general meetings, which came into effect on 1 January 2009. In addition, the Companies Act has been amended to, among others, eliminate the requirement to elect a president and vice president or chairman and deputy chairman of a company. Accordingly, the Directors propose to seek the approval of the Shareholders by way of passing a special resolution to be proposed at the AGM for the amendments to the existing Bye-laws to ensure consistency with the several amended provisions of the Listing Rules and the Companies Act. The full text of the proposed amendments to the Bye-laws is set out in the proposed Resolution No. 5 in the notice of the AGM.

Shareholders should note that the Bye-laws are in the English language only and the Chinese translation of Resolution No. 5 as set out in the notice of the AGM in relation to the wordings and provisions of the Bye-laws is for reference only.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

VOTING BY POLL AT THE ANNUAL GENERAL MEETING

Pursuant to Rules 13.39(4) and (5) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll, and an announcement on the poll results of the general meeting must be made by the company after the general meeting as soon as possible. Accordingly, all resolutions to be proposed at the AGM shall be voted by poll and an announcement on the poll results of the AGM will be made by the Company after conclusion of the AGM as soon as possible.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Repurchase Mandate, the extension of the Issue Mandate to the Shares repurchased pursuant to the Repurchase Mandate, re-election of the retiring Directors and the amendments to the Bye-laws are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

This Appendix serves as an explanatory statement given to the Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchase of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 522,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 52,289,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase by the Company would be derived from those funds legally permitted to be utilised by the Company in this connection in accordance with the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda. Under Bermuda law, a share purchase may only be effected by the Company out of the capital paid up on the purchased shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. In addition, no share purchase may take place if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

The Directors consider that there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2009, being the latest published accounts of the Company) in the event that the Repurchase Mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Kuldeep Saran, deceased (the "Deceased"), formerly the Deputy Chairman and Managing Director of the Company, together with Future (Holdings) Limited ("FHL"), a company previously controlled by him until his passing away, beneficially held 75,017,661 Shares in the Company (representing approximately 14.35% of the issued share capital of the Company). So far as the Directors are aware, following the completion of the administration of the estate of the Deceased, the ultimate beneficial interest of the Shares described aforesaid has passed to Mrs. Jennifer Saran, the spouse of the Deceased. In addition, Mr. Richard John Siemens and Mr. William Bruce Hicks, Directors, together with companies controlled by them, beneficially held totalling 190,012,542 Shares in the Company (representing approximately 36.34% of the issued share capital of the Company). While Mr. Siemens, Mr. Hicks and Mrs. Saran have acknowledged their intention to continue to co-operate to obtain and consolidate control of the Company, assuming the Repurchase Mandate is exercised in full and the aggregate number of the Shares beneficially owned by Mrs. Saran and those held by Mr. Siemens and Mr. Hicks remain unchanged, the aggregate shareholdings aforesaid will be increased to approximately 56.32% of the issued share capital of the Company. On the basis of the existing shareholdings and that the said parties continue to be recognised as persons acting in concert for the purpose of the Takeovers Code, the Directors are not aware in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeovers Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefit of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date were set out below:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2009		
April	0.380	0.300
May	0.425	0.305
June	0.420	0.375
July	0.500	0.380
August	0.490	0.405
September	0.450	0.415
October	0.460	0.390
November	0.570	0.405
December	0.560	0.420
2010		
January	0.510	0.430
February	0.465	0.420
March	0.500	0.420
April (up to the Latest Practicable Date)	0.490	0.470



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 20 May 2010 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2009 and the reports of directors and of the auditor thereon.

2. To re-elect retiring directors and to authorise the board of directors to fix their remuneration.

3. To appoint auditor and to authorise the board of directors to fix the auditor's remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "**THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to the issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "**THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the following new definition of "business day" immediately after the definition of "Auditor" in Bye-law 1:

'"business day" shall mean a day on which the Designated Stock Exchange generally is open for the business of dealing in securities in Hong Kong. For the avoidance of doubt, where the Designated Stock Exchange is closed for the business of dealing in securities in Hong Kong on a business day by reason of a Number 8 or higher typhoon signal, black rainstorm warning or other similar event, such day shall for the purposes of these Bye-laws be counted as a business day.'

(b) by deleting the existing Bye-law 2(h) in its entirety and replacing therewith the following new Bye-law 2(h):

"(h) a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Bye-law 59;"

(c) by deleting the existing Bye-law 2(i) in its entirety and replacing therewith the following new Bye-law 2(i):

"(i) a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Bye-law 59;"

(d) by deleting the existing Bye-law 59(1) in its entirety and replacing therewith the following new Bye-law 59(1):

"(1) An annual general meeting shall be called by Notice of not less than twenty-one (21) clear days and not less than twenty (20) clear business days and any special general meeting at which the passing of a special resolution is to be considered shall be called by Notice of not less than twenty-one (21) clear days and not less than ten (10) clear business days. All other special general meetings may be called by Notice of not less than fourteen (14) clear days and not less than ten (10) clear business days but if permitted by the rules of the Designated Stock Exchange, a general meeting may be called by shorter notice if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right."

(e) by deleting the words "a president and vice-president or chairman and deputy chairman," after the words "The officers of the Company shall consist of" in the existing Bye-law 127(1);

(f) by deleting the existing Bye-law 127(2) in its entirety and re-numbering the existing Bye-laws 127(3) and (4) as Bye-laws 127 (2) and (3) respectively;

(g) by deleting the existing Bye-law 157 in its entirety and replacing therewith the following new Bye-law 157:

"157. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and fix the remuneration of the Auditor so appointed."

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 14 April 2010

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2009 Annual Report.

6. As at the date of this notice, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

ANNUAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates (Note 1)	

I / We (Note2) ______________________________

of ______________________________

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** (Note 3) ______________________________

____

of ______________________________

or failing him, the Chairman of the meeting as my / our proxy to act for me / us at the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 20 May 2010 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me / us and in my / our name(s) as hereunder indicated or, if no such indication is given, as my / our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2009 and the reports of directors and of the auditor thereon.		
2.	(A) To re-elect Mr. Shane Frederick Weir as a director of the Company.	(A)	(A)
	(B) To re-elect Mr. John William Crawford J.P. as a director of the Company.	(B)	(B)
	(C) To re-elect Mr. Ye Fengping as a director of the Company.	(C)	(C)
	(D) To authorise the board of directors to fix the remuneration of the re-elected directors.	(D)	(D)
3.	To appoint auditor and to authorise the board of directors to fix the auditor's remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.	(A)	(A)
	(B) To grant to the board of directors a general mandate to repurchase shares.	(B)	(B)
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).	(C)	(C)
5.	To amend the Bye-laws of the Company as set out in resolution 5 in the notice of annual general meeting.		

Dated this ______________ day of ________________ 2010

Signature(s) (Note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his / her discretion. Your proxy will also be entitled to vote at his / her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy is by way of summary only. The full text thereof appears in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he / she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in the event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**



e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

股東週年大會
代表委任表格

與本代表委任表格有關之股份數目[附註1]	

本人／吾等[附註2] ________________________________

地址為 ________________________________

乃e-Kong Group Limited(「本公司」)股東，**茲委任**[附註3] ________________________________

____

地址為 ________________________________

或(若彼未能出席)大會主席為本人／吾等之代表，代表本人／吾等出席本公司將於二零一零年五月二十日星期四上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會(或其任何續會)，以便考慮並酌情通過召開上述大會通告所載之各決議案，並於大會(或其任何續會)上，按下列指示代表本人／吾等及以本人／吾等之名義投票表決。如未有作出任何指示，則本人／吾等之代表可自行酌情投票。

	決議案		贊成[附註4]	反對[附註4]
1.	省覽及考慮截至二零零九年十二月三十一日止年度之經審核綜合財務報表、董事會報告書及核數師報告書。			
2.	(A)	重選韋雅成先生為本公司之董事。	(A)	(A)
	(B)	重選高來福先生 太平紳士為本公司之董事。	(B)	(B)
	(C)	重選葉豐平先生為本公司之董事。	(C)	(C)
	(D)	授權董事會釐定重選董事之酬金。	(D)	(D)
3.	聘任核數師，並授權董事會釐定核數師之酬金。			
4.	(A)	授予董事會發行股份之一般授權。	(A)	(A)
	(B)	授予董事會購回股份之一般授權。	(B)	(B)
	(C)	將根據第4(B)項決議案授予之權力所購回之任何股份，一併加入在第4(A)項決議案下之發行股份一般授權內。	(C)	(C)
5.	如股東週年大會通告第5項決議案所述，修訂本公司之公司細則。			

日期：二零一零年________月________日

簽署[附註5]：________________________________

附註：

1. 請填上與本代表委任表格有關，並以 閣下名義登記之股份數目，如未有填上股份數目，則本代表委任表格將被視為與所有以 閣下名義登記之本公司股本中之股份有關。
2. 請以**正楷**填上全名及地址。
3. 請於適合欄內填上 閣下所擬委派代表之姓名及地址，**如無填上姓名，則大會主席將出任 閣下之代表。**
4. **重要提示： 閣下如欲投票贊成任何決議案，請在「贊成」欄內填上「✓」號。 閣下如欲投票反對任何決議案，則請在「反對」欄內填上「✓」號。**倘 閣下並無作出任何投票指示，則 閣下之受委代表可自行酌情投票。此外， 閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。
5. 本代表委任表格必須由 閣下或 閣下以書面形式正式授權之人士簽署；如為一間公司，則必須加蓋公司印鑑或經由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。
6. 倘為任何股份之聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或由受委代表出席大會，則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外，只會接納上述人士之投票，而其他聯名登記持有人就有關股份所作之投票均屬無效。
7. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經簽署認證之授權書或授權文件副本，必須於大會或任何續會(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會及於會上投票。倘 閣下出席大會，則本代表委任表格將視為已撤回論。
8. 受委代表毋須為本公司股東，惟須親身代表 閣下出席該大會。
9. **本代表委任表格之每項更改，均須由簽署之股東簡簽示可。**

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零一零年五月二十日星期四上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會及其任何續會
「董事會」	指	董事會
「公司細則」	指	本公司不時修訂之公司細則
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「公司法」	指	百慕達一九八一年公司法
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議
「最後實際可行日期」	指	二零一零年四月八日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「購回授權」	指	行使本公司權力以購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會頒佈之公司收購及合併守則

於本通函內，除文義另有所指外，具男性意義之用詞亦包含女性及中性意義，反之亦然。

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

（股份代號：524）

董事：
衛斯文*(主席)*
林祥貴
許博志*
葉豐平*
韋雅成**
高來福 太平紳士**
Gerald Clive Dobby**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室

敬啟者：

發行股份及購回股份之一般授權

及

重選退任董事

及

修訂公司細則

緒言

於二零零九年五月十九日，發行股份及行使本公司所有權力以購回其股份之一般授權已授出予董事。該等一般授權將於股東週年大會結束時失效。因此，現建議於股東週年大會上更新發行股份及購回股份之一般授權。

本通函旨在為　閣下提供將於股東週年大會上提呈之決議案之資料，以批准(i)授予董事發行及購回股份之一般授權；(ii)重選退任董事及(iii)修訂公司細則。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i)授予董事發行授權及(ii)將本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告內所建議之第4A及第4C項決議案內。假設於最後實際可行日期後至股東週年大會當日並無另行發行股份及並無購回股份，倘股東將於股東週年大會上授出發行授權，董事將獲授權配發、發行及處理最多額外104,578,840股股份，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則規定本公司須舉行下屆股東週年大會之限期屆滿時及(iii)股東於股東大會上通過普通決議案撤銷或修改該項授權之日(以最早者為準)。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告內所建議之第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本最多10%之股份。

倘於股東週年大會上通過授予購回授權之決議案，購回授權將生效，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則規定本公司須舉行下屆股東週年大會之限期屆滿時及(iii)股東於股東大會上通過普通決議案撤銷或修改該項授權之日(以最早者為準)。

按照上市規則要求作出之說明函件載於本通函附錄一。說明函件載有一切合理需要之資料，以便股東就投票贊成或反對於股東週年大會上提呈授予董事購回授權之普通決議案作出知情之決定。

重選退任董事

根據公司細則第86及87條及遵照上市規則，韋雅成先生、高來福先生 太平紳士及葉豐平先生將於股東週年大會上輪流退任，並符合資格膺選連任。韋雅成先生、高來福先生及葉先生之資料載列如下。

韋雅成先生

韋雅成，55歲，獨立非執行董事，於二零零一年八月獲委任。韋雅成先生為合資格律師及韋雅成律師行之顧問律師。彼自一九八五年起在香港執業，包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。韋雅成先生亦為CIBT Education Group, Inc.(於多倫多證券交易所創業板及紐約泛歐交易所集團全美證券交易所上市之公司)之獨立非執行董事。除上文所披露者外，韋雅成先生於最後實際可行日期前過去三年內並無擔任於香港或任何其他主要交易所上市之公眾公司之任何其他董事職務。

於最後實際可行日期，根據證券及期貨條例第XV部第352條須置存之登記冊所記錄，韋雅成先生於股份中擁有以下權益：

身份	所持股份數目	持股概約百分比
個人	10,000	0.0%

根據與韋雅成先生訂立之委任函，其任期將於二零一一年十二月三十一日屆滿，並須受限於適用規則及有關於本公司股東週年大會上退任及重選之公司細則條文，惟本公司或韋雅成先生可向另一方發出不少於一(1)個曆月書面通知終止委任。韋雅成先生亦為本公司審核委員會及薪酬委員會之成員。根據上述委任函，韋雅成先生可享有年度董事袍金150,000港元，乃由董事會參照市場上類似職位之現行酬金水平釐定。除上述者外，韋雅成先生無權就擔任獨立非執行董事或任何董事會成立之委員會成員之職務而享有任何其他酬金。

除上文所披露者外，韋雅成先生並無於本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露之事宜，亦無其他需要股東垂注之事宜。

高來福先生 太平紳士

高來福 太平紳士，67歲，獨立非執行董事，於二零零四年九月獲委任。彼曾為香港安永會計師事務所之創辦成員兼副主席。高來福先生自會計界別退休後一直從事教育事務，包括設立國際學校及提供顧問服務。彼亦一直積極參與各類社區服務，例如為聯合國兒童基金香港委員會及香港董事學會之創會成員。於一九九七年，彼獲委任為太平紳士。高來福先生亦為泰山石化集團有限公司(於香港上市之公眾公司)、富豪資產管理有限公司(富豪產業信託之管理人，其單位於香港上市)及Elixir Gaming Technologies, Inc.(於紐約泛歐交易所集團全美證券交易所上市之公司)之獨立非執行董事。除上文所披露者外，高來福先生於最後實際可行日期前過去三年內並無擔任於香港或任何其他主要交易所上市之公眾公司之任何其他董事職務。

於最後實際可行日期，高來福先生並無於股份中擁有任何證券及期貨條例第XV部所界定之權益。

根據與高來福先生訂立之委任函，其任期將於二零一一年十二月三十一日屆滿，並須受限於適用規則及有關於本公司股東週年大會上退任及重選之公司細則條文，惟本公司或高來福先生可向另一方發出不少於一(1)個曆月書面通知終止委任。高來福先生亦為本公司審核委員會之主席及薪酬委員會之成員。根據上述委任函，高來福先生可享有年度董事袍金150,000港元，並就履行審核委員會主席之職責享有年度服務酬金100,000港元，有關酬金乃由董事會參照市場上類似職位之現行酬金水平釐定。除上述者外，高來福先生無權就擔任獨立非執行董事或任何董事會成立之委員會成員之職務而享有任何其他酬金。

除上文所披露者外，高來福先生並無於本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露之事宜，亦無其他需要股東垂注之事宜。

葉豐平先生

葉豐平，46歲，非執行董事，於二零零九年五月獲委任。葉先生於中國電信行業擁有二十年經驗，並於市場推廣規劃及管理方面擁有豐富經驗。於二零零七年九月至二零零九年三月期間，葉先生擔任本公司之中國行政總裁，負責探索及發展本集團於中國之業務及其他機會。於加入本公司前，葉先生曾於二零零六年六月至二零零七年四月期間擔任中信21世紀有限公司(於香港上市之公司)之首席營運官。在此之前，彼曾為中國聯通股份有限公司(於香港上市之公司)之執行董事兼副總裁。葉先生為高級工程師，於一九八四年畢業於南京郵電學院，主修電信工程，並獲得明尼蘇達大學卡爾森管理學院之工商管理碩士學位。除上文所披露者外，葉先生於最後實際可行日期前過去三年內並無擔任於香港或任何其他主要交易所上市之公眾公司之任何其他董事職務。

於最後實際可行日期，葉先生並無於股份中擁有任何證券及期貨條例第XV部所界定之權益。

根據與葉先生訂立之委任函，其任期將於二零一一年十二月三十一日屆滿，並須受限於適用規則及有關於本公司股東週年大會上退任及重選之公司細則條文，惟本公司或葉先生可向另一方發出不少於一(1)個曆月之書面通知終止委任。根據上述委任函，葉先生可享有年度董事袍金150,000港元，乃由董事會參照市場上類似職位之現行酬金水平釐定。除上述者外，葉先生無權就擔任非執行董事或任何董事會成立之委員會成員之職務而享有任何其他酬金。

除上文所披露者外，葉先生並無於本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)而須予披露之事宜，亦無其他需要股東垂注之事宜。

修訂公司細則

聯交所已就有關(其中包括)舉行股東大會所需之通知期及於股東大會上強制以點票方式表決而修訂上市規則，該等修訂於二零零九年一月一日生效。此外，公司法已作出(其中包括)取消選舉一間公司總裁及副總裁或主席及副主席之規定之修訂。因此，董事擬透過通過將於股東週年大會上提呈之特別決議案，尋求股東批准修訂現有公司細則，以確保與上市規則及公司法之若干經修訂條文一致。公司細則之建議修訂全文載於股東週年大會通告之第5項建議決議案。

股東應注意公司細則僅以英文撰寫，而股東週年大會通告所載第5項決議項有關公司細則之措詞及條文之中文譯本僅供參考。

股東週年大會

股東週年大會通告載於本通函附錄二。

適用於股東週年大會之代表委任表格附於本通函內。倘 閣下未能親自出席股東週年大會及／或於會上投票，請按照代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於大會或任何續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可依願親自出席大會及於會上投票。

於股東週年大會上以點票方式表決

根據上市規則第13.39(4)及(5)條規定，股東於股東大會上所作出之任何表決須以點票方式進行，而且公司須於股東大會舉行後盡快發表有關股東大會點票結果之公佈。因此，將於股東週年大會上提呈之所有決議案將以點票方式表決，而本公司將於股東週年大會結束後盡快發表有關點票結果之公佈。

推薦意見

董事認為授出發行授權及購回授權、擴大發行授權至包括根據購回授權所購回之股份、重選退任董事及修訂公司細則乃符合本公司及股東之最佳利益，故建議 閣下投票贊成將於股東週年大會上提呈之決議案。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無股東按上市規則須就股東週年大會通告載列之任何建議決議案放棄投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本如有歧異，概以英文版本為準。

此致

列位股東 台照

承董事會命
主席
衛斯文
謹啟

二零一零年四月十四日

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之說明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地之公司，可在遵守若干限制下於聯交所購回其證券，其最重要之限制概述如下：

(a) 股東批准

以聯交所作為第一上市地之公司如在聯交所購回證券，須事先通過普通決議案批准(不論是以該公司董事獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過有關授出購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日期間內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多為批准購回授權之決議案通過當日已發行股份之10%。於最後實際可行日期，本公司已發行股份數目為522,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行日期前再無額外發行或購回股份)計算，本公司可根據購回授權購回最多52,289,420股股份。

3. 購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及股東有利之情況下方會進行購回。

4. 購回股份之資金

本公司購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法由本公司用作此用途之資金撥付。根據百慕達法例，購買股份只能由所購買股份之繳足股本或本公司可用作派發股息或分派之本公司資金，或為此所發行新股所得款項中撥付。購買所支付超逾股份面值之任何溢價必須來自本公司可用作派發股息或分派之資金，或來自本公司之股份溢價賬。此外，倘若有合理證據證明本公司在購買當日或之後無力償還到期負債，則不得購買股份。

董事認為，倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債狀況構成重大不利影響(對照本集團截至二零零九年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目)。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5. 董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則只會根據上述規定行使購回授權。

各董事及(就董事所知，並在作出一切合理查詢後所知)彼等之任何聯繫人(定義見上市規則)目前無意於購回授權獲股東批准時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准時，向本公司出售任何股份，或已承諾不會作出此舉。

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東可取得或鞏固於本公司之控制權，則(視乎股東權益增加之幅度而定)須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所盡悉及確信，本公司之已故前副主席兼董事總經理Kuldeep Saran先生(「已故董事」)，連同彼直至其離世前控制之Future (Holdings) Limited(「FHL」)實益持有75,017,661股本公司股份(相當於本公司已發行股本約14.35%)。就董事目前所知，於已故董事之遺囑管理完成後，前述股份之最終實益擁有權已轉移至已故董事之配偶Jennifer Saran女士。另外，本公司董事衛斯文先生及許博志先生連同彼等控制之公司合共實益持有190,012,542股本公司股份(相當於本公司已發行股本約36.34%)。於衛斯文先生、許博志先生及Saran女士已承認彼等有意繼續合作，以取得及鞏固本公司之控制權時，假設購回授權獲全面行使，而該等由Saran女士實益擁有之股份及該等由衛斯文先生及許博志先生持有之股份總數維持不變，則上述總股權將增加至佔本公司已發行股本約56.32%。根據現行持股量計算及基於上述人士繼續就收購守則而言認定為一致行動人士，就董事所知，倘購回授權獲全面行使，將不會涉及收購守則之任何規定。

董事將在彼等認為對股東有利之情況方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內，概無在聯交所或循其他途徑購回任何股份。

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股股份價格	
	最高價	**最低價**
	港元	*港元*
二零零九年		
四月	0.380	0.300
五月	0.425	0.305
六月	0.420	0.375
七月	0.500	0.380
八月	0.490	0.405
九月	0.450	0.415
十月	0.460	0.390
十一月	0.570	0.405
十二月	0.560	0.420
二零一零年		
一月	0.510	0.430
二月	0.465	0.420
三月	0.500	0.420
四月(直至最後實際可行日期)	0.490	0.470



e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

茲通告e-Kong Group Limited(「本公司」)將於二零一零年五月二十日星期四上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽及考慮截至二零零九年十二月三十一日止年度之經審核財務報表、董事會報告書及核數師報告書。

2. 重選退任董事及授權董事會釐定其酬金。

3. 聘任核數師，並授權董事會釐定核數師酬金。

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「**動議：**

(a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以受限於及根據所有適用法例之規定配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權；

(b) 本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

(c) 本公司董事依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發(不論根據購股權或以其他方式配發)及發行之股本總面值，惟不包括因下列事項而發行之股份：

(i) 配售新股(定義見下文)；或

(ii) 根據本公司不時之公司細則進行以股代息計劃或類似安排，以配發股份替代本公司股份之全部或部份股息；或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排；或

(iv) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兌換權，

不得超過本決議案通過當日本公司已發行股本總面值之20%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定須召開下屆本公司股東週年大會之期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修改本決議案之授權之日。

「配售新股」指於本公司董事指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按彼等當時所持股份或任何類別股份比例發售股份之建議，惟本公司董事可就零碎股份，或適用於本公司之任何地區法例之限制或責任，或當地任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

B. 「**動議：**

(a) 除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，受限於及根據所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則及(如適用)任何其他認可證券交易所不時修訂之證券上市規則之規定在聯交所或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，購回本公司股本中每股面值0.01港元之股份；

(b) 本公司根據本決議案第(a)段於有關期間購回之本公司股份總面值不得超過本決議案通過當日本公司已發行股本總面值之10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定須召開下屆本公司股東週年大會之期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修改本決議案之授權之日。」

C. 「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司股本中每股面值0.01港元之額外股份之一般權力，在本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份總面值，加入本公司根據第4B項決議案所獲之授權而購回之本公司股本總面值，惟所擴大之面值不得超過於本決議案通過當日本公司已發行股本總面值之10%。」

5. 考慮並酌情通過下列決議案(不論有否修訂)為特別決議案：

「**動議**按以下方式修訂本公司之現有公司細則：

(a) 於緊隨公司細則第1條「核數師」之定義後加入以下「營業日」之新定義：

「「營業日」　指　指定證券交易所一般於香港開放進行證券買賣業務之日子。為釋疑起見，倘指定證券交易所因八號或以上颱風警告信號、黑色暴雨警告或其他類似事件而於營業日停止於香港進行證券買賣業務，就這些公司細則而言，該日將計作營業日。」

(b) 刪除現有公司細則第2(h)條全文，並以下列新公司細則第2(h)條取代：

「(h) 倘某決議案獲有權於股東大會上親自或(如有關股東為公司)由彼等各自之正式授權代表或(若允許委派代表)委派代表投票之有關股東所投票數不少於四分之三之大多數票通過，而該股東大會已根據公司細則第59條妥為發出通告召開，則該決議案即為特別決議案；」

(c) 刪除現有公司細則第2(i)條全文，並以下列新公司細則第2(i)條取代：

「(i) 倘某決議案獲有權於股東大會上親自或(如任何股東為公司)由其正式授權代表或(若允許委派代表)委派代表投票之有關股東所投過半數票通過，而該股東大會已根據公司細則第59條妥為發出通告召開，則該決議案即為普通決議案；」

(d) 刪除現有公司細則第59(1)條全文，並以下列新公司細則第59(1)條取代：

「(1) 股東週年大會須以不少於二十一(21)個完整日及不少於二十(20)個完整營業日之通告召開，而任何考慮通過特別決議案之股東特別大會須以不少於二十一(21)個完整日及不少於十(10)個完整營業日之通告召開。所有其他股東特別大會可以不少於十四(14)個完整日及不少於十(10)個完整營業日之通告召開，惟倘指定證券交易所規則許可，則股東大會可在下列情況下以較短通知期召開：

(a) 倘屬作為股東週年大會而召開之大會，全體有權出席大會並於會上投票之股東同意召開該大會；及

(b) 倘屬任何其他大會，大多數有權出席大會並於會上投票之股東(即合共持有賦予該權利之已發行股份面值不少於百分之九十五(95%)之大多數股東)同意召開該大會。」

(e) 刪除現有公司細則第127(1)條「本公司之高級職員包括」等字後之「總裁及副總裁或主席及副主席」等字；

(f) 刪除現有公司細則第127(2)條全文，並分別將現有公司細則第127(3)及(4)條重新編號為公司細則第127(2)及(3)條；

(g) 刪除現有公司細則第157條全文，並以下列新公司細則第157條取代：

「157. 倘核數師一職因核數師辭任或身故，或由於在需要其服務時因疾病或其他殘疾而無法履行職務以至空缺，董事須填補該空缺，並釐定如此委任之核數師酬金。」

及

動議授權本公司董事在其全權酌情認為合適之情況下，作出一切有關行為、行動及事情，以使上述事項生效及完成。」

承董事會命
公司秘書
劉偉明

香港，二零一零年四月十四日

附註：

1. 凡有權出席上述通告所召開之大會(或其任何續會)並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 填妥及交回代表委任表格後，任何股東仍可依願親自出席召開之大會及於會上投票，而在該情況下，代表委任表格將視為已撤回論。

4. 倘為任何股份之聯名登記持有人，其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5. 載有關於上述第4B項決議案其他詳情之説明文件，正連同本公司二零零九年年報寄予各股東及有關人士。

6. 於本通告日期，本公司董事會包括執行董事衛斯文及林祥貴；非執行董事許博志及葉豐平，以及獨立非執行董事韋雅成、高來福 太平紳士及Gerald Clive Dobby。

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之e-Kong Group Limited(「本公司」)股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


e-K港NG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

發行股份及購回股份之一般授權

及

重選退任董事

及

修訂公司細則

本公司謹訂於二零一零年五月二十日星期四上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，大會通告載於本通函第十五頁至第二十一頁。

倘　閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於大會或任何續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親自出席大會及於會上投票。

二零一零年四月十四日

For Main Board and GEM listed issuers


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/01/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 04/02/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total B. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	--	
		(Preference shares)	--	
		(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28/02/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 04/03/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares (*Note 1*)	--	--
2. -- (/ /) shares (*Note 1*)	--	--
3. -- (/ /) shares (*Note 1*)	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	--	
		(Preference shares)	--	
		(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/03/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 01/04/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
					Total C. (Ordinary shares)	--
					(Preference shares)	--
					(Other class)	--

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E. (Ordinary shares)		--	
		(Preference shares)		--	
		(Other class)		--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	19/01/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.465	0.465		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,000,200	22.57

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,010,200	22.57

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives	Exercise period			Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,010,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 20/01/2010 (dd/mm/yyyy)

26. Number of attachments:

Back





Shareholding Disclosures

Disclosure of Interests

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	21/01/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	10,000	HKD	0.49	0.49		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,010,200	22.57

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,020,200	22.57

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,020,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 22/01/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back





Shareholding Disclosures

Disclosure of Interests

Explanatory Notes Print Friendly

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衞斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	29/03/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	Average price per share	Off Exchange: Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.485	0.482		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,020,200	22.57

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,050,200	22.58

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,050,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/03/2010 (dd/mm/yyyy)

26. Number of attachments:

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	30/03/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.485	0.485		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,050,200	22.58

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,070,200	22.58

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,070,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 31/03/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	01/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.48	0.478		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,070,200	22.58

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,100,200	22.59

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,100,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 07/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	12/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.52	0.51		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,100,200	22.59

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,120,200	22.59

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,120,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 14/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back



e-Kong Group Limited
(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Friday, 26 March 2010 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the audited final results of the Company and its subsidiaries for the year ended 31 December 2009 and considering a recommendation of payment of final dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 16 March 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009

SUMMARY

- All-time high turnover of HK$797.9 million
- Improved EBITDA of HK$25.6 million and profit from operations of HK$11.7 million
- Recorded a net profit of HK$19.0 million which is a significant improvement from a loss position of HK$43.7 million (inclusive of impairment losses of HK$30.8 million) in the previous year
- Maintained a healthy liquidity position with total cash and bank balances increasing to HK$199.6 million while, at the same time, having fully repaid all bank borrowings

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2009, together with comparative figures for 2008, as set out below.

Consolidated Income Statement

	Notes	Year ended 31 December 2009 HK$'000	2008 HK$'000
Turnover	2	**797,852**	786,997
Cost of sales		**(613,922)**	(604,504)
Gross profit		**183,930**	182,493
Other revenue and income	3	**765**	2,338
		184,695	184,831
Selling and distribution expenses		**(42,592)**	(50,515)
Business promotion and marketing expenses		**(4,626)**	(5,075)
Operating and administrative expenses		**(105,270)**	(101,628)
Other operating expenses		**(20,491)**	(25,603)
Profit from operations		**11,716**	2,010
Finance costs	4	**(110)**	(667)
Impairment losses on intangible assets	8	**–**	(30,803)
Profit / (Loss) before taxation	4	**11,606**	(29,460)
Taxation credit / (charges)	5	**7,361**	(14,273)
Profit / (Loss) for the year		**18,967**	(43,733)
Profit / (Loss) for the year attributable to:			
Equity holders of the Company		**19,034**	(43,458)
Non-controlling interests		**(67)**	(275)
Profit / (Loss) for the year		**18,967**	(43,733)
EBITDA	6	**25,610**	23,236
		HK cents	*HK cents*
Earnings / (Loss) per share	7		
Basic		**3.6**	(8.3)
Diluted		**3.6**	N / A

Consolidated Statement of Comprehensive Income

	Year ended 31 December	
	2009	2008
	HK$'000	*HK$'000*
Profit / (Loss) for the year	**18,967**	(43,733)
Other comprehensive income / (loss) for the year		
Exchange differences on translation of foreign subsidiaries	**1,597**	(336)
Total comprehensive income / (loss) for the year	**20,564**	(44,069)
Total comprehensive income / (loss) for the year attributable to:		
Equity holders of the Company	**20,631**	(43,794)
Non-controlling interests	**(67)**	(275)
Total comprehensive income / (loss) for the year	**20,564**	(44,069)

Consolidated Statement of Financial Position

	Notes	As at 31 December 2009 HK$'000	2008 HK$'000
Non-current assets			
Property, plant and equipment		**14,246**	21,734
Intangible assets	*8*	–	–
Goodwill	*9*	–	–
Deferred tax assets		**14,805**	3,690
		29,051	25,424
Current assets			
Trade and other receivables	*10*	**88,160**	102,096
Pledged bank deposits		**2,211**	2,155
Cash and bank balances		**197,426**	177,173
		287,797	281,424
Current liabilities			
Trade and other payables	*11*	**112,730**	117,238
Current portion of bank borrowings		–	4,250
Current portion of obligations under finance leases		**142**	129
Taxation payable		**2,956**	3,848
		115,828	125,465
Net current assets		**171,969**	155,959
Total assets less current liabilities		**201,020**	181,383
Non-current liabilities			
Obligations under finance leases		**453**	595
Deferred tax liabilities		**245**	367
NET ASSETS		**200,322**	180,421
Capital and reserves			
Share capital		**5,229**	5,229
Reserves		**195,093**	174,462
Equity attributable to equity holders of the Company		**200,322**	179,691
Non-controlling interests		–	730
TOTAL EQUITY		**200,322**	180,421

Notes to the Consolidated Financial Statements:

1. Basis of preparation and accounting policies

The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these financial statements are consistent with those adopted in the Company's 2008 Annual Report except as described below.

In the current year, the Group has applied, for the first time, the following new and revised HKFRS issued by HKICPA which are mandatory for annual periods beginning on or after 1 January 2009 and are relevant to the Group.

HKAS 1 (Revised)	Presentation of Financial Statements
HKFRS 8	Operating Segments

HKAS 1 (Revised) separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income which presents all items of recognised income and expenses, either in one single statement, or in two linked statements. The Group has elected to present two statements.

HKFRS 8, replacing HKAS 14: Segment Reporting, requires disclosure of information about the Group's operating segments and replaces the requirement to determine primary and secondary reporting segments of the Group. This standard requires identification of operating segments on the basis of internal reports that are regularly reviewed by the Group's chief operating decision-maker in order to allocate resources to the segment and assess its performance. This resulted in a re-designation of the Group's reportable segments but had no impact on the reported results or financial position of the Group.

The Group has not early adopted the new and revised HKFRS issued by HKICPA that are not yet effective for the current year. The Group is in process of assessing the possible impact on the adoption of these new and revised HKFRS in future.

2. Turnover and segmental information

The Group's management determines the operating segments for the purpose of resources allocation and performance assessment. The business segments of the Group comprise telecommunication services and other operations. The other operations include the provision of insurance brokerage and consultancy services.

Analyses of the Group's turnover and segmental information by business and geographical segments during the year are set out below.

(a) *By business segments:*

	Year ended 31 December						
	2009			2008			
	Telecom-munication services	**Others**	**Consolidated**	Telecom-munication services	Others	Eliminations	Consolidated
	HK$'000	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover							
External sales	**797,014**	**838**	**797,852**	786,462	535	–	786,997
Inter-segment sales	**–**	**–**	**–**	–	40	(40)	–
	797,014	**838**	**797,852**	786,462	575	(40)	786,997
Results							
Segment results	**36,672**	**28**	**36,700**	21,744	2	–	21,746
Impairment loss on goodwill arising from acquisition of additional interest in a subsidiary	**(3,237)**	**–**	**(3,237)**	–	–	–	–
Impairment losses on intangible assets	**–**	**–**	**–**	(30,803)	–	–	(30,803)
	33,435	**28**	**33,463**	(9,059)	2	–	(9,057)
Finance costs			**(110)**				(667)
Other operating income and expenses			**(21,747)**				(19,736)
Profit / (Loss) before taxation			**11,606**				(29,460)

Inter-segment sales are charged at prevailing market prices.

(b) *By geographical segments:*

	Year ended 31 December			
	Turnover from external sales		**Property, plant and equipment**	
	2009	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
North America	**717,720**	692,249	**9,236**	14,565
Asia Pacific	**80,132**	94,748	**5,010**	7,169
	797,852	786,997	**14,246**	21,734

3. Other revenue and income

	Year ended 31 December	
	2009	2008
	HK$'000	*HK$'000*
Interest income on bank deposits and loan receivable	**295**	1,879
Other	**470**	459
	765	2,338

4. Profit / (Loss) before taxation

Profit / (Loss) before taxation is stated after charging the following:

	Year ended 31 December	
	2009	2008
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	**46**	634
Finance charges on obligations under finance leases	**64**	33
	110	667
Amortisation of intangible assets included in other operating expenses	**–**	10,701
Depreciation of property, plant and equipment	**10,657**	10,525
Impairment loss on goodwill arising from acquisition of additional interest in a subsidiary, included in other operating expenses	**3,237**	–
Realised losses on quoted investments	**–**	883

5. Taxation credit / (charges)

	Year ended 31 December	
	2009	2008
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(3,889)**	(4,475)
Deferred tax		
Depreciation allowances	**193**	(89)
Tax losses	**11,057**	(9,709)
	11,250	(9,798)
	7,361	(14,273)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax charges in certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, and impairment losses on intangible assets and goodwill.

7. Earnings / (Loss) per share

The calculation of basic earnings per share for the year ended 31 December 2009 is based on the consolidated profit attributable to equity holders of the Company of HK$19,034,000 (2008: loss of HK$43,458,000) and on the 522,894,200 (2008: 522,894,200) shares in issue during the year.

Diluted earnings per share for the year ended 31 December 2009 is the same as the basic earnings per share.

Diluted loss per share for the year ended 31 December 2008 has not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. Intangible assets

	As at 31 December	
	2009	2008
	HK$'000	*HK$'000*
Development costs	**3,597**	3,597
Customer contracts	**52,933**	52,933
	56,530	56,530
Amortisation and impairment losses at the beginning of year	**(56,530)**	(15,026)
Amortisation for the year	–	(10,701)
Impairment losses for the year	–	(30,803)
	–	–

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets had occurred and that full impairment was recognised in that year.

9. Goodwill

	As at 31 December	
	2009	2008
	HK$'000	*HK$'000*
Additions	**3,237**	–
Impairment loss for the year	**(3,237)**	–
	–	–

Goodwill arose from the acquisition of a 5% additional interest in the share capital of a subsidiary during the year. As a result of the acquisition, the subsidiary became wholly-owned by the Company. At the end of the reporting period, the Group assessed the recoverable value of the goodwill and, after considering the value of the sole asset of the subsidiary as being fully impaired, determined that the goodwill was also impaired. The impairment loss recognised on goodwill has been included in other operating expenses in the consolidated income statement.

10. Trade and other receivables

	As at 31 December	
	2009	2008
	HK$'000	*HK$'000*
Trade receivables	**77,137**	91,456
Other receivables		
Deposits, prepayments and other debtors	**11,023**	10,640
	88,160	102,096

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 31 December	
	2009	2008
	HK$'000	*HK$'000*
Less than 1 month	**66,489**	77,828
1 to 3 months	**8,177**	12,814
More than 3 months but less than 12 months	**2,471**	814
	77,137	91,456

11. Trade and other payables

	As at 31 December	
	2009	2008
	HK$'000	*HK$'000*
Trade payables	**53,377**	55,481
Other payables		
Accrued charges and other creditors	**59,353**	61,757
	112,730	117,238

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 31 December	
	2009	2008
	HK$'000	*HK$'000*
Less than 1 month	**37,586**	53,128
1 to 3 months	**15,140**	1,254
More than 3 months but less than 12 months	**651**	1,099
	53,377	55,481

FINAL DIVIDEND

The Board does not recommend payment of a dividend for the year ended 31 December 2009 (2008: Nil).

BUSINESS REVIEW

Overall Performance

In 2009, despite facing an unfavourable global economic environment and intense competition in the telecommunications market, particularly in the first half of the year under review, the Group managed to achieve record turnover and also returned to profitability. The Group turnover increased by HK$10.9 million from HK$787.0 million for 2008 to HK$797.9 million in 2009. Results attributable to equity holders improved from a loss position of HK$43.5 million (inclusive of impairment losses of HK$30.8 million) in the previous year to a net profit of HK$19.0 million. EBITDA amounted to HK$25.6 million, compared to HK$23.2 million for the prior year. The Group's financial position continued to strengthen with year-end net asset value improving from HK$180.4 million in the previous year to HK$200.3 million. Cash and bank balances increased from HK$177.2 million to HK$197.4 million, while all bank borrowings were fully repaid in the first half of the year. The improvements in the operating performance and financial position were principally attributed to concerted efforts by the Group to broaden its revenue base, preserve gross margin contributions, reduce operating costs and prudently manage its resources.

US Operations

In 2009, ZONE US continued to prove its ability to overcome the significant challenges faced and managed to maintain profitability and strong cash flow through a difficult year. It recorded an increase in turnover by 3.7% year-on-year, from HK$692.2 million to HK$717.7 million, despite ongoing changes within the industry which significantly affected the operating performance of ZONE US's business in the ILEC and enterprise sectors.

ZONE US's underlying carriers continued to raise rates in the ILEC sector, while in the enterprise sector, carriers implemented penalties for short duration calling customers. ZONE US had to initiate various steps to mitigate the increase in cost of services. To combat the carrier rate increases in the ILEC sector, during 2009, ZONE US managed to move over 750,000 telephone numbers to its own switch facilities. In addition, ZONE US collaborated with network companies to expand lower cost network capabilities from the ILEC regions to ZONE US's switching facilities in order to meet the demand from its customers for dedicated services as a more economical alternative to existing long distance services. In the enterprise sector, short duration calling penalties significantly impacted the call centre customers of ZONE US. To maintain margins, ZONE US re-negotiated with carriers for more equitable charging mechanisms, imposed monthly fees and passed on carrier penalties to customers. ZONE US also developed a detailed monitoring mechanism for each carrier to ensure minimal penalties were incurred.

Development of new products was also a key to ZONE US's efforts to improve operating margins. ZONE US re-launched an enhanced-value conferencing product; created new services conducive to selling into other vertical markets within the enterprise sector, such as enhanced local services and VoIP DID; and promoted data products that ride on its own IP network. The addition of these products creates a more diversified customer base and encourages ZONE US's agent distributors to focus more on the higher margin markets.

Asia Operations

ZONE Asia in 2009 posted turnover of HK$79.3 million as compared to HK$94.3 million for 2008. While ZONE Asia was able to control customer churn at manageable levels through ongoing marketing and customer service efforts, the Average Revenue per User (ARPU) for IDD services continued to fall as the IDD market remained highly competitive. Throughout 2009, ZONE Asia stayed focused on executing its strategy of transforming its business model and expanding its revenue base into the higher-margin enhanced data and voice solutions and services which helped offset the decline in its IDD-related revenue.

In Hong Kong, ZONE further evolved its organisation to be more solutions-driven by strengthening its technical team, allocating additional product development resources, recruiting more technically-oriented sales staff and providing training to both technical and non-technical staff. In addition, to enhance its competitive edge, ZONE Hong Kong installed and put into service its IP backbone infrastructure between Hong Kong and China which facilitates its ability to offer additional value-added services and also improves network security and reliability for its cross-border customers.

In Singapore, ZONE's marketing efforts were more segmentised and it introduced a suite of new service offerings tailored to address to each segment customer requirements. It continued to introduce various enhancements to its core services in order to remain competitive. ZONE Singapore introduced data services to its wide corporate customer base, including Multi-protocol Label Switching (MPLS) and International Private Leased Circuit (IPLC) services, which were riding on the extensive data network of its international carrier partner. Moving forward, ZONE Singapore will establish a broad base revenue strategy through its extensive service offerings and will also expand its market regionally through various collaboration business models.

Outlook

Given the market uncertainties during the first half of 2009, the Group followed through on its priorities of preserving operating margins and maintaining a strong financial position. Such initiatives successfully positioned the Group to capitalise on the improvement in market sentiment in the second half of 2009, as reflected in the upturn in the Group's turnover and financial strength. While there is still much to be done, the accomplishments in a tough business environment show that the Group is now back on track in executing its strategic goal of building ZONE into a sustainable solution-based telecommunication and IT service provider, offering a wide array of products and services to worldwide customers. Looking ahead to 2010, the Group will continue to diversify and grow its ZONE business organically while at the same time targeting to bring to fruition at least one of the merger and acquisition opportunities that it is currently pursuing.

FINANCIAL REVIEW

Highlights

	2009	2008	
	HK$'000	*HK$'000*	*% change*
Turnover	797,852	786,997	+1%
EBITDA	25,610	23,236	+10%
Net Assets	200,322	180,421	+11%
Cash and Bank Balances	197,426	177,173	+11%

Turnover

For the year ended 31 December 2009, despite difficult market conditions, in particular during the first six months, the Group registered an all-time high turnover of HK$797.9 million representing a growth of HK$10.9 million, or 1.4%, as compared to HK$787.0 million for 2008. Between the different segments of the business, ZONE US recorded a 3.7% increase in turnover from HK$692.2 million in 2008 to HK$717.7 million in 2009, while turnover from ZONE Asia, comprising the Group's telecommunication businesses in China, Hong Kong and Singapore, was HK$79.3 million for 2009 as compared to HK$94.3 million for 2008.

Total Operating Expenses

Following the Group's execution of its cost savings initiatives, total operating expenses for 2009 decreased to HK$173.0 million when compared to HK$182.8 million in 2008. Among other efforts, the Group fine-tuned the cost efficiency of different sales activities which resulted in a decrease in selling and distribution expenses from HK$50.5 million in 2008 (representing 6.4% of that year's turnover) to HK$42.6 million in 2009 (representing 5.3% of turnover).

Results

Benefiting from higher revenue and the reduction in total operating expenses, the Group's profit from operations for the year rose by HK$9.7 million to HK$11.7 million when compared to HK$2.0 million for the previous year. In 2009, the Group recorded a net profit of HK$19.0 million which is a significant improvement over the loss position of HK$43.7 million (inclusive of impairment losses of HK$30.8 million) in the previous year.

Similarly, EBITDA for the Group increased from HK$23.2 million for 2008 to HK$25.6 million in 2009.

Capital Structure, Liquidity and Financing

During the year, the Group continued to be in a healthy liquidity position as a result of positive contribution from its telecommunication business in the United States and Asia. As at 31 December 2009, the net assets of the Group increased to HK$200.3 million when compared to HK$180.4 million as at 31 December 2008.

Cash and bank balances (excluding pledged bank deposits) increased from HK$177.2 million at the end of 2008 to HK$197.4 million as at 31 December 2009. In addition, as at 31 December 2009, the Group maintained pledged bank deposits of HK$2.2 million, compared to HK$2.2 million as at 31 December 2008, to banks for guarantees made to suppliers.

The Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, were fully repaid in the second quarter of 2009, and there were no outstanding bank borrowings as at 31 December 2009 (2008: HK$4.3 million).

The Group's liabilities under equipment lease financing decreased by 17.8% to HK$0.6 million as at 31 December 2009 when compared to HK$0.7 million as at 31 December 2008.

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved from 2.8% in 2008 to 0.3%, primarily due to the full repayment of the bank loan, as described above, in the second quarter of 2009.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there are no significant exposures to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. If cash contributions from the Singapore operations increase in future and currency exchange markets continue to be volatile, the Group will continue to closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks. In this regard, as at 31 December 2009, no related hedges had yet been undertaken by the Group.

Contingent Liabilities and Commitments

As at 31 December 2009, there were no material contingent liabilities or commitments.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2009, the Group had 142 (2008: 160) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for 2009 decreased by 4.5% to HK$73.5 million when compared to HK$77.0 million for 2008.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees. In addition, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated in the share option schemes adopted by the Company. As at 31 December 2009, there were no outstanding share options under the share option schemes adopted by the Company.

CORPORATE GOVERNANCE

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long term shareholder value. Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the year ended 31 December 2009, acting in compliance with the Code on Corporate Governance Practices (Corporate Governance Code) as set out in Appendix 14 to the Listing Rules.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, has assumed the role of the chief executive officer of the Company since 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority is not impaired and is adequately ensured by an effective Board which is comprised of experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (Model Code) as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2009.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditor of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2009.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2009 Annual Report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of Hong Kong Exchanges and Clearing Limited and the Company in due course.

APPRECIATION

The Board would like to extend its appreciation to all fellow directors and employees for their invaluable efforts, dedication and commitment to the Group and to thank all customers, shareholders, business associates and professional advisers for their continuous support.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 26 March 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.


e-K港NG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 20 May 2010 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2009 and the reports of directors and of the auditor thereon.

2. To re-elect retiring directors and to authorise the board of directors to fix their remuneration.

3. To appoint auditor and to authorise the board of directors to fix the auditor's remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

   A. "**THAT:**

   (a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to the issue of shares as a result of:

   (i) a Rights Issue (as hereinafter defined); or

   (ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

   (iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

   (iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

   shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

   (iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. **"THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the following new definition of "business day" immediately after the definition of "Auditor" in Bye-law 1:

'"business day" shall mean a day on which the Designated Stock Exchange generally is open for the business of dealing in securities in Hong Kong. For the avoidance of doubt, where the Designated Stock Exchange is closed for the business of dealing in securities in Hong Kong on a business day by reason of a Number 8 or higher typhoon signal, black rainstorm warning or other similar event, such day shall for the purposes of these Bye-laws be counted as a business day.'

(b) by deleting the existing Bye-law 2(h) in its entirety and replacing therewith the following new Bye-law 2(h):

"(h) a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Bye-law 59;"

(c) by deleting the existing Bye-law 2(i) in its entirety and replacing therewith the following new Bye-law 2(i):

"(i) a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Bye-law 59;"

(d) by deleting the existing Bye-law 59(1) in its entirety and replacing therewith the following new Bye-law 59(1):

"(1) An annual general meeting shall be called by Notice of not less than twenty-one (21) clear days and not less than twenty (20) clear business days and any special general meeting at which the passing of a special resolution is to be considered shall be called by Notice of not less than twenty-one (21) clear days and not less than ten (10) clear business days. All other special general meetings may be called by Notice of not less than fourteen (14) clear days and not less than ten (10) clear business days but if permitted by the rules of the Designated Stock Exchange, a general meeting may be called by shorter notice if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right."

(e) by deleting the words "a president and vice-president or chairman and deputy chairman," after the words "The officers of the Company shall consist of" in the existing Bye-law 127(1);

(f) by deleting the existing Bye-law 127(2) in its entirety and re-numbering the existing Bye-laws 127(3) and (4) as Bye-laws 127 (2) and (3) respectively;

(g) by deleting the existing Bye-law 157 in its entirety and replacing therewith the following new Bye-law 157:

"157. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and fix the remuneration of the Auditor so appointed."

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 14 April 2010

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2009 Annual Report.

6. As at the date of this notice, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

14 April 2010

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Janet Chiu / Mr. Victor Choi / Ms. Wendy Wong

Dear Sirs

e-Kong Group Limited (the "Company")
Circular
- **Explanatory Statement regarding General Mandates to issue and repurchase Shares**
- **Amendments to Bye-laws**

We, the directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same is applicable, we shall only exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company, so far as the same of the Listing Rules is applicable.

We also confirm that (i) the explanatory statement as required by the Listing Rules which was set out in Appendix I to the Circular contained the information required under Rule 10.06(1)(b) and that neither the statement nor the proposed share repurchase has unusual features and (ii) there is nothing unusual about the proposed amendments to Bye-laws of the Company, the content of which were set out in Appendix II to the Circular, as a company listed in Hong Kong.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Lim Shyang Guey
Director